UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L106 (CUSIP Number)

Kenneth H. Dichter

Wheels Up Experience Inc.

601 West 26th Street

New York, NY 10001

(212) 257-5252

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L106	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth H. Dichter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,461,026 (2)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 15,461,026 (2)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,461,026 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as a result of the consummation of the Business Combination (as defined below).

(2) Includes 14,018,050 shares of Common Stock (2,365,018 shares of which are restricted shares of Common Stock) and 1,442,976 shares of Common Stock representing shares issuable upon the exchange of WUP Profits Interests (as defined below) which will be exchangeable within 60 days of July 13, 2021 for shares of Common Stock, calculated using a reference price per share of the Common Stock of $10.00, which reference price was utilized for certain calculations made under the Merger Agreement (as defined below), and disregarding any limits on exchangeability resulting from applicable lock-up restrictions. The actual number of shares of Common Stock received upon exchange of such WUP Profits Interests will depend on the trading price of the Common Stock at the time of such exchange, and assuming full appreciation, could result in the issuance of 5,224,501 shares of Common Stock. Mr. Dichter’s reported beneficial ownership does not include shares of Common Stock or shares of Common Stock underlying options held by members of his family as to which Mr. Dichter disclaims beneficial ownership.

(3) The beneficial ownership of Common Stock is based on 245,287,754 shares of the Common Stock issued and outstanding as of July 13, 2021, as reported in Wheels Up Experience Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2021, plus 1,442,976 shares of Common Stock representing shares issuable upon the exchange of WUP Profits Interests held by Mr. Dichter.

CUSIP No. 96328L106	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Wheels Up Experience Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 601 West 26th Street, New York, NY 10001.

Item 2.  Identity and Background.

(a)-(c) This Schedule 13D is filed on behalf of Kenneth H. Dichter (“Mr. Dichter”). Mr. Dichter’s principal occupation is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the “Board”). Mr. Dichter’s principal business address is 601 West 26th Street, New York, NY 10001.

(d)-(e) During the last five years, the Mr. Dichter has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dichter is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by Mr. Dichter. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), Mr. Dichter acquired beneficial ownership of (i) 14,018,050 shares of Common Stock (2,365,018 shares of which are restricted shares of Common Stock) and (ii) 1,442,976 shares of Common Stock issuable upon exchange of WUP Profits Interests, which may be exchanged within 60 days of July 13, 2021.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement and its amendment, the full text of which are filed as exhibits hereto and incorporated by reference herein.

Item 4.  Purpose of Transaction.

Business Combination

Aspirational Consumer Lifestyle Corp. (“Aspirational”, and following the consummation of the Business Combination (as defined below), the Issuer), a Cayman Islands exempted company, entered into an Agreement and Plan of Merger, dated as of February 1, 2021, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up Partners Holdings LLC, a Delaware limited liability company (“WUP”), KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement) (the “Business Combination”).

As a result of and upon the consummation of the Business Combination (the “Closing”) on July 13, 2021 (the “Closing Date”), among other things, (i) each outstanding WUP common interest and preferred interest was cancelled in exchange for the right to receive a number of shares of Common Stock that is equal to the Exchange Ratio (as defined in the Merger Agreement), (ii) each Profits Interests Award (as defined in the Merger Agreement) that was outstanding immediately prior to the Closing was converted into an award of profits interests in WUP with adjustments based on the Exchange Ratio and to maintain the intrinsic value of such award (such award, a “Rollover Profits Interest Award”) and otherwise having substantially the same terms and conditions as were applicable to the applicable Profits Interest Awards giving rise thereto, including the same vesting and termination-related provisions.

CUSIP No. 96328L106	13D	Page 4 of 7 Pages

The description of the Merger Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement and its amendment, the full text of which are filed as exhibits hereto and incorporated by reference herein.

Amended and Restated Registration Rights Agreement

On July 13, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, Mr. Dichter and other equityholders of the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement contains certain restrictions on transfer (the “Lock-Up Agreement”) with respect to the shares of Common Stock (and any equity securities convertible into or exercisable or exchangeable for shares of Common Stock) held by, inter alia, Mr. Dichter immediately following the Closing (the “Lock-up Shares”), until the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33.33% of the Lock-up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the VWAP (as defined in the Merger Agreement) of the Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the Lock-up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the VWAP of Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date. The Registration Rights Agreement will terminate on the earlier of (i) July 13, 2031 or (ii) with respect to any party thereto (other than the Issuer), on the date that such party no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

The description of the Registration Rights Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Seventh Amended and Restated Limited Liability Company Agreement of WUP

On July 13, 2021, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the limited liability company agreement of WUP was amended and restated in its entirety in the form of a Seventh Amended and Restated Limited Liability Company Agreement (the “A&R LLCA”). Under the terms of the A&R LLCA, solely for the calendar year 2021, holders of Rollover Profits Interest Awards may not cause the exchange of the underlying WUP Profits Interests for shares of Common Stock if doing so would result in the exchange of more than thirty percent (30%) of such WUP Profits Interests as of the Closing; provided, that each such holder is entitled to make a single, one-time “special exchange” for which such volume limitations do not apply.

The description of the A&R LLCA contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

General

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Mr. Dichter holds the securities of the Issuer for investment purposes. In connection with the Closing, Mr. Dichter was appointed as Chief Executive Officer of the Issuer and as the Chairman of the Board.

Mr. Dichter, in his capacity as Chief Executive Officer of the Issuer and as the Chairman of the Board, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-Up Agreement above and the Issuer’s Insider Trading Policy, Mr. Dichter may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

CUSIP No. 96328L106	13D	Page 5 of 7 Pages

Except as described in this Schedule 13D, Mr. Dichter does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, Mr. Dichter, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the Common Stock beneficially owned by Mr. Dichter and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 245,287,754 shares of Common Stock outstanding as of July 13, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on July 19, 2021.

(c) Except as set forth in this Schedule 13D, Mr. Dichter has not effected any transactions in Common Stock in the past 60 days.

(d) Except as described in this Schedule 13D, no other person is known by Mr. Dichter to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Dichter.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, Mr. Dichter does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

At or prior to the Closing, the Issuer entered into an indemnification agreement (an “Indemnification Agreement”) with each of the Issuer’s directors and executive officers, including Mr. Dichter. Each Indemnification Agreement requires the Issuer to indemnify and hold harmless the applicable director or executive officer to the fullest extent authorized by the laws of the State of Delaware. To the extent the provisions of the Indemnification Agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

The description of the Indemnification Agreements contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, a form of which is filed as an exhibit hereto and incorporated by reference herein.

In his capacity as the Chief Executive Officer and Chairman of the Board of the Issuer, Mr. Dichter may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Wheels Up 2021 Long-Term Incentive Plan (the “Incentive Plan”), which became effective upon the Closing.

CUSIP No. 96328L106	13D	Page 6 of 7 Pages

The description of the Incentive Plan contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger

Exhibit B	Amendment No. 1 to the Agreement and Plan of Merger

Exhibit C	Amended and Restated Registration Rights Agreement

Exhibit D	Seventh Amended and Restated Limited Liability Company Agreement

Exhibit E	Form of Indemnification Agreement

Exhibit F	Wheels Up Experience Inc. 2021 Long-Term Incentive Plan

CUSIP No. 96328L106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kenneth H. Dichter
Kenneth H. Dichter

July 23, 2021
Insert Date

Exhibit A

AGREEMENT AND PLAN OF MERGER

by and among

ASPIRATIONAL CONSUMER LIFESTYLE CORP.,

KITTYHAWK MERGER SUB LLC,

WHEELS UP BLOCKER SUB LLC,

KITTYHAWK BLOCKER SUB I INC.,

KITTYHAWK BLOCKER SUB II INC.,

KITTYHAWK BLOCKER SUB III INC.,

KITTYHAWK BLOCKER SUB IV INC.,

KITTYHAWK BLOCKER SUB V INC.,

KITTYHAWK BLOCKER SUB VI INC.,

KITTYHAWK BLOCKER SUB VII INC.,

KITTYHAWK BLOCKER SUB VIII INC.,

KITTYHAWK BLOCKER SUB IX INC.,

WHEELS UP NHF LLC,

WHEELS UP NHT LLC,

WHEELS UP USET LLC,

GRTHCOCP WU HOLDINGS LLC,

FSGRWCO WU HOLDINGS LLC,

GROWTHCO WU HOLDINGS LLC,

OTC WU HOLDINGS LLC,

NEA 15 WHEELS UP HOLDINGS, LLC,

DPJ HOLDCO INC.

and

WHEELS UP PARTNERS HOLDINGS LLC

dated as of February 1, 2021

i

(continued)

(continued)

(continued)

(continued)

Exhibits

Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Seventh Amended and Restated Company LLC Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Incentive Equity Plan

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of February 1, 2021 (this “Agreement”), is made and entered into by and among (a) Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), (b) KittyHawk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), (c) Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Blocker Sub”), (d) KittyHawk Blocker Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub I”), (e) KittyHawk Blocker Sub II Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub II”), (f) KittyHawk Blocker Sub III Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub III”), (g) KittyHawk Blocker Sub IV Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub IV”), (h) KittyHawk Blocker Sub V Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub V”), (i) KittyHawk Blocker Sub VI Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VI”), (j) KittyHawk Blocker Sub VII Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VII”), (k) KittyHawk Blocker Sub VIII Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VIII”), (l) KittyHawk Blocker Sub IX Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub IX”, and together with Blocker Merger Sub I, Blocker Merger Sub II, Blocker Merger Sub III, Blocker Merger Sub IV, Blocker Merger Sub V, Blocker Merger Sub VI, Blocker Merger Sub VII, Blocker Merger Sub VIII, the “Blocker Merger Subs”), (m) Wheels Up NHF LLC, a Delaware limited liability company (“WUNHF Blocker”), (n) Wheels Up NHT LLC, a Delaware limited liability company (“WUNHT Blocker”), (o) Wheels Up USET LLC, a Delaware limited liability company (“WUUSET Blocker”), (p)  GRTHCOCP WU Holdings LLC, a Delaware limited liability company (“GRTHCOCP Blocker”), (q) FSGRWCO WU Holdings LLC, a Delaware limited liability company (“FSGRWCO Blocker”), (r) GROWTHCO WU Holdings LLC, a Delaware limited liability company (“GROWTHCO Blocker”), (s) OTC WU Holdings LLC, a Delaware limited liability company (“OTC Blocker”), (t) NEA 15 Wheels Up Holdings, LLC, a Delaware limited liability company (“NEA15 Blocker”), (u) DPJ Holdco Inc., a Delaware corporation (“DPJ Blocker”, and together with the WUNHF Blocker, the WUNHT Blocker, the WUUSET Blocker, the GRTHCOCP Blocker, the FSGRWCO Blocker, the GROWTHCO Blocker, the OTC Blocker and the NEA15 Blocker, the “Blockers”), and (v) Wheels Up Partners Holdings LLC, a Delaware limited liability company (the “Company”). Notwithstanding anything to the contrary herein, the Blockers are parties to this Agreement solely for the purposes of Articles I, V, VI, and X and Sections 2.1(b), 2.2(a), 2.2(b), 2.3 through 2.7, 3.1, 3.2, 3.4, 3.5, 9.3, 9.7, 11.2, 12.1 through 12.17 and 12.19 and, solely with respect to DPJ Blocker, Section 12.20 (collectively, the “Blocker Provisions”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (2020 Revision) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in the forms attached as Exhibit A and Exhibit B hereto, with such changes as may be agreed in writing by Acquiror and the Company);

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Class A Common Stock”); (b) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (c) each then issued and outstanding warrant of Acquiror (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Class A Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; and (d) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall convert automatically into a share of Domesticated Acquiror Class A Common Stock, on a one-for-one basis, and one-third of one Domesticated Acquiror Warrant;

WHEREAS, as of immediately prior to the First Step Blocker Effective Time (as defined below), each of the Blockers will hold Company Preferred Interests (as defined below), and in order to effect the transactions contemplated hereby, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLCA, as applicable, (a) following the Domestication, simultaneously (i) Blocker Merger Sub I will merge with and into WUNHF Blocker, the separate entity existence of Blocker Merger Sub I will cease and WUNHF Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger I”), (ii) Blocker Merger Sub II will merge with and into WUNHT Blocker, the separate entity existence of Blocker Merger Sub II will cease and WUNHT Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger II”), (iii) Blocker Merger Sub III will merge with and into WUUSET Blocker, the separate entity existence of Blocker Merger Sub III will cease and WUUSET Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger III”), (iv) Blocker Merger Sub IV will merge with and into GRTHCOCP Blocker, the separate entity existence of Blocker Merger Sub IV will cease and GRTHCOCP Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger IV”), (v) Blocker Merger Sub V will merge with and into FSGRWCO Blocker, the separate entity existence of Blocker Merger Sub V will cease and FSGRWCO Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger V”), (vi) Blocker Merger Sub VI will merge with and into GROWTHCO Blocker, the separate entity existence of Blocker Merger Sub VI will cease and GROWTHCO Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger VI”), (vii) Blocker Merger Sub VII will merge with and into OTC Blocker, the separate entity existence of Blocker Merger Sub VII will cease and OTC Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger VII”), (viii) Blocker Merger Sub VIII will merge with and into NEA15 Blocker, the separate entity existence of Blocker Merger Sub VIII will cease and NEA15 Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger VIII”), (ix) Blocker Merger Sub IX will merge with and into DPJ Blocker, the separate entity existence of Blocker Merger Sub IX will cease and DPJ Blocker will be the surviving entity and a wholly owned subsidiary of Acquiror (“Blocker Merger IX”, and together with Blocker Merger I, Blocker Merger II, Blocker Merger III, Blocker Merger IV, Blocker Merger V, Blocker Merger VI, Blocker Merger VII, Blocker Merger VIII, the “First Step Blocker Mergers”), and (b) thereafter, each of the surviving Blockers will simultaneously merge with and into Blocker Sub, with Blocker Sub as the surviving entity (each, a “Second Step Blocker Merger”, and collectively, the “Second Step Blocker Mergers”, and together with the First Step Blocker Mergers, the “Blocker Mergers”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, (a) immediately following the Second Step Blocker Effective Time, Merger Sub will merge with and into the Company, the separate entity existence of Merger Sub will cease and the Company will be the surviving entity (the “Company Merger”, and together with the Blocker Mergers, the “Mergers”) with Acquiror as its Managing Member (as defined below), and (b) thereafter, Acquiror will change its name to “Wheels Up Experience Inc.”;

WHEREAS, at the Effective Time, the Company LLC Agreement (as defined below) shall be amended and restated in the form attached as Exhibit C hereto (with such changes as may be agreed in writing by Acquiror and the Company) (the “A&R LLC Agreement”);

WHEREAS, upon the Effective Time, all of the Company Equity Interests (as defined below) and Company Awards will be converted into the right to receive (in the case of the Company Awards, if and to the extent earned and subject to their respective terms) the consideration set forth in this Agreement;

WHEREAS, each of the parties intends that, for United States federal income tax purposes, (a) the Domestication will qualify as a reorganization under Section 368(a)(1)(F) of the Code; (b) each of the Blocker Mergers will qualify as a reorganization under Section 368(a)(1)(A) of the Code; (c) the Mergers collectively, together with the purchases of Domesticated Acquiror Class A Common Stock by the PIPE Investors, will qualify as a contribution under Section 351 of the Code; and (d) the Cash Contribution will qualify as a contribution under Section 721 of the Code by the Acquiror to the Company;

WHEREAS, the board of managers or directors, managing member or other governing body, as applicable, of each Blocker has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for such Blocker to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by such Blocker’s equityholder(s);

WHEREAS, the equityholders(s) of each Blocker has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company Equityholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Equityholders (as defined below) have each executed and delivered to Acquiror a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Equityholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the equityholders of the Company or pursuant to an action by written consent of the equityholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to equityholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, each of the Boards of Directors of Acquiror and the Blocker Merger Subs has (a) determined that it is advisable for Acquiror and the Blocker Merger Subs, as applicable, to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders and the sole shareholder of the Blocker Merger Subs;

WHEREAS, Acquiror, as sole member of each of Merger Sub and Blocker Sub and sole shareholder of each of the Blocker Merger Subs, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor and certain other parties thereto have executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor and the other parties thereto have agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Domesticated Acquiror Class A Common Stock for an aggregate purchase price equal to the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated prior to or substantially concurrently with the Closing; and

WHEREAS, at the Closing, Acquiror, the Sponsor, the Major Company Equityholders (as defined below), and certain of their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs, the Blockers and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1.            Definitions. As used herein, the following terms shall have the following meanings:

“A&P” has the meaning specified in Section 12.18(b).

“A&P Privileged Communications” has the meaning specified in Section 12.18(b).

“A&R LLC Agreement” has the meaning specified in the Recitals hereto.

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) from and following the Domestication, Domesticated Acquiror Class A Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 11.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article VI.

“Acquiror Financial Statements” has the meaning specified in Section 6.6(d).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 6.5.

“Acquiror Securities” has the meaning specified in Section 6.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 9.2(c)(ii), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 9.2(c)(ii), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 9.2(c).

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).

“Aggregate Fully Diluted Company Interests” means, without duplication, (a) the aggregate number of Company Interests that are (i) issued and outstanding immediately prior to the First Step Blocker Effective Time, taking into consideration Profits Interests in a number equal to the aggregate number of Profits Interests multiplied by the Profits Interest Proceeds Ratio, or (ii) issuable upon, or subject to, the settlement of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, minus (b) a number of shares equal to the aggregate exercise price of the Company Options described in clause (ii) above divided by the Per Share Merger Consideration.

“Aggregate Merger Consideration” means, collectively, a number of shares of Domesticated Acquiror Class A Common Stock equal to the quotient obtained by dividing (a) the Base Purchase Price by (b) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 11.1(e).

“Aircraft” has the meaning specified in Section 4.31(b).

“Aircraft Management Agreement Aircraft” or “AMA Aircraft” has the meaning specified in Section 4.31(b).

“Ancillary Agreements” has the meaning specified in Section 12.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Aspirational Group” has the meaning specified in Section 12.18(a).

“Audited Consolidated Financial Statements” has the meaning specified in Section 4.8(a)(i).

“Aviation Laws” has the meaning specified in Section 4.31(a).

“Base Purchase Price” means $1,885,000,000.

“Blocker Disclosure Letter” has the meaning specified in the introduction to Article V.

“Blocker Equity Interests” means the issued and outstanding limited liability company interests, capital stock or other equity interests of a Blocker.

“Blocker Fundamental Representations” means the representations and warranties made pursuant to Section 5.1 (Blocker Organization), Section 5.2 (Due Authorization), Section 5.5 (Capitalization) and Section 5.9 (Brokers’ Fees).

“Blocker Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Blocker Merger I” has the meaning specified in the Recitals hereto.

“Blocker Merger II” has the meaning specified in the Recitals hereto.

“Blocker Merger III” has the meaning specified in the Recitals hereto.

“Blocker Merger IV” has the meaning specified in the Recitals hereto.

“Blocker Merger V” has the meaning specified in the Recitals hereto.

“Blocker Merger VI” has the meaning specified in the Recitals hereto.

“Blocker Merger VII” has the meaning specified in the Recitals hereto.

“Blocker Merger VIII” has the meaning specified in the Recitals hereto.

“Blocker Merger IX” has the meaning specified in the Recitals hereto.

“Blocker Mergers” has the meaning specified in the Recitals hereto.

“Blocker Merger Sub I” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub II” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub III” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub IV” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub V” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub VI” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub VII” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub VIII” has the meaning specified in the Preamble hereto.

“Blocker Merger Sub IX” has the meaning specified in the Preamble hereto.

“Blocker Merger Subs” has the meaning specified in the Preamble hereto.

“Blocker Owners” means, with respect to each Blocker, the Person(s) set forth corresponding to such Blocker on Section 5.5 of the Blocker Disclosure Letter.

“Blocker Provisions” has the meaning specified in the Preamble.

“Blocker Sub Initial Held Interests” has the meaning specified in Section 3.1(d).

“Blocker Sub” has the meaning specified in the Preamble hereto.

“Blockers” has the meaning specified in the Preamble hereto.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“Cancelled Blocker Interests” has the meaning specified in Section 3.1(b).

“Cash Contribution” means the Remaining Trust Amount plus the PIPE Investment Amount, or such lesser portion thereof that Acquiror and the Company may mutually agree prior to the Closing Date.

“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.

“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Cayman Islands Registrar of Companies.

“Change of Control” means any transaction or series of transactions (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than Acquiror, the Surviving Company or any of their respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Acquiror, the Surviving Company or any of their respective Subsidiaries (other than the exchange of Wheels Up Exchangeable Units for Acquiror Common Stock pursuant to the A&R LLC Agreement), (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Board of Directors of Acquiror or the Surviving Company immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent thereof or (ii) the voting securities of Acquiror, the Surviving Company or any of their respective Subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Acquiror or the Surviving Company to any Person.

“Class A Preferred Interests” has the meaning specified in Section 4.6(a).

“Class B Preferred Interests” has the meaning specified in Section 4.6(a).

“Class C Preferred Interests” has the meaning specified in Section 4.6(a).

“Class D Preferred Interests” has the meaning specified in Section 4.6(a).

“Class E Preferred Interests” has the meaning specified in Section 4.6(a).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Date Indebtedness” has the meaning specified in Section 7.5(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Award” means a Company Option, a Profits Interest Award, or a Restricted Interest Award.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Common Interests” means the equity interests of the Company designated as “Common Interests”, excluding any such equity interests that are Profits Interests or Restricted Interests.

“Company Cure Period” has the meaning specified in Section 11.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Equity Interests” means the Company Common Interests and the Company Preferred Interests.

“Company Equityholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Mergers and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least (i) a majority of the outstanding Company Common Interests entitled to vote, (ii) two-thirds (2/3) of the outstanding Company Preferred Interests, voting as a single class, (iii) a majority of the outstanding Class A Preferred Interests, voting as a single class, (iv) two-thirds of the outstanding Class B Preferred Interests, voting as a single class, (v) 70% of the outstanding Class C Preferred Interests, voting as a single class, (vi) 80% of the outstanding Class D Preferred Interests, voting as a single class, and (vii) a majority of the outstanding Class E Preferred Interests, voting as a single class, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Equityholders” means all holders of Company Interests or Company Options.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among Acquiror, the Company and each of the Requisite Company Equityholders, as amended or modified from time to time.

“Company Incentive Plan(s)” means the Wheels Up Partners Holdings LLC Option Plan and the Wheels Up Partners Holdings LLC Equity Incentive Plans I – VIII, as amended from time to time.

“Company Indemnified Parties” has the meaning specified in Section 8.8(a).

“Company Interests” means equity interests in the Company, including Company Common Interests, Company Preferred Interests, Profits Interests and Restricted Interests.

“Company IT Systems” means any computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems and services (including so-called SaaS/PaaS/IaaS services), that are owned or controlled by, and relied upon in the conduct of the business of, the Company or its Subsidiaries.

“Company LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement of the Company, dated as of January 17, 2020.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Company Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that this clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (ix) any matter set forth on the Company Disclosure Letter, (x) any Events to the extent actually known by those individuals set forth on Section 1.3 of the Acquiror Disclosure Letter on or prior to the date hereof, or (xi) any action taken by, or at the request of, Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the aviation industries generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Merger” has the meaning specified in the Recitals hereto.

“Company Option” means an option to purchase Company Common Interests granted under the Company Incentive Plans.

“Company Owned IP” has the meaning specified in Section 4.21(a).

“Company Preferred Interests” means the Class A Preferred Interests, Class B Preferred Interests, Class C Preferred Interests, Class D Preferred Interests and Class E Preferred Interests of the Company.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Confidentiality Agreement” has the meaning specified in Section 12.10.

“Constituent Companies” has the meaning specified in Section 2.1(c).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft Terms” means terms in an Open Source License that require, as a condition of use, modification and/or distribution of any Open Source Materials, pursuant to the applicable Open Source License, that such Open Source Materials, or other software incorporated into, derived from, linked to, or used or distributed with such Open Source Materials (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Open Source Licenses that incorporate Copyleft Terms include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security (CARES) Act and the Families First Coronavirus Response Act (FFCRA), and any other actions directly relating to the health and safety of its employees, customers and others with whom the Company has business dealings taken by the Company and/or any of its Subsidiaries in response to COVID-19 that are of a nature and scale reasonably consistent with the types of actions taken by similarly situated businesses in response thereto.

“Credit Documents” means, collectively, (a) that certain Amended and Restated Secured Credit Agreement, dated as of August 27, 2014 (the “Credit Agreement”), among Wheels Up Partners LLC, the lenders party thereto, Bank of Utah, as security trustee and administrative agent, as amended by Omnibus Agreement and Amendment No. 1, dated as of June 30, 2015, among such parties, as further amended by Amendment No. 2 to Amended and Restated Secured Credit Agreement, dated as of September 14, 2015, among Wheels Up Partners LLC and the required lenders party thereto, as further amended by Second Omnibus Agreement and Amendment No. 3 to Credit Agreement and Amendment No. 2 to Security Agreement, dated as of April 1, 2016, between Wheels Up Partners LLC and Bank of Utah, as administrative agent and as security trustee, and as consented to and agreed by the lenders thereto, and as further amended by Amendment No. 4 to Credit Agreement, dated as of December 15, 2017, between Wheels Up Partners LLC and Bank of Utah, as administrative agent and as security trustee, and consented to and agreed by the Class B Lender identified therein, together with the Loan Documents (as defined in the Credit Agreement), (b) that certain Note Purchase Agreement, dated as of May 27, 2016 (the “2016 NPA”), among WU Finance I LLC, as issuer, WU Finance I Holdings Trust, as issuer parent, the purchasers identified therein, and Bank of Utah, as security trustee, together with the Finance Documents (as defined in the 2016 NPA) and (c) that certain Note Purchase Agreement, dated as of June 30, 2017 (the “2017 NPA”), among WU Finance II LLC, as issuer, WU Finance II Holdings Trust, as issuer parent, the purchasers identified therein, and Bank of Utah, as security trustee, together with the Finance Documents (as defined in the 2017 NPA).

“Delta” means Delta Air Lines, Inc., a Delaware corporation.

“Delta Investor Rights Agreement” means that certain letter agreement, dated as of the date hereof, between Delta and the Company.

“D&O Indemnified Parties” has the meaning specified in Section 8.8(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter, the Blocker Disclosure Letter or the Acquiror Disclosure Letter.

“Distributable Aggregate Merger Consideration” means the aggregate number of shares of Domesticated Acquiror Class A Common Stock and the aggregate number of shares of Unvested Wheels Up EO Units, in each case, into which the Blocker Equity Interests (other than Cancelled Blocker Interests), Company Common Interests (other than any Company Common Interests subject to Company Options) and Company Preferred Interests (other than Company Preferred Interests held by any Blockers or Blocker Sub) are converted into the right to receive pursuant to Section 3.1(a), Section 3.1(d) and Section 3.1(d) hereof, respectively, and into which the Profits Interest Award and Restricted Interest Award are converted pursuant to Section 3.3(b) and Section 3.3(c), respectively.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Class A Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“DOT” has the meaning specified in Section 4.31(a).

“DPJ Blocker” has the meaning specified in the Preamble hereto.

“DPJ Blocker Withdrawal Notice” has the meaning specified in Section 12.20.

“Earnout Shares” means the shares of Acquiror Common Stock, if any, issued pursuant to Section 3.4.

“Effective Time” has the meaning specified in Section 2.3(d).

“Effective Time Company Fully Diluted Shares” means the sum of the number of Company Common Interests, Company Preferred Interests, Profits Interests and Restricted Interests issued and outstanding as of immediately prior to the First Step Blocker Effective Time, in each case calculated on a fully-vested basis.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of Acquiror Common Shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Interests.

“Export Approvals” has the meaning specified in Section 4.26(a).

“FAA” has the meaning specified in Section 4.31(a).

“Filing Deadline” has the meaning specified in Section 9.2(b)(i).

“Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“First Earnout Achievement Date” has the meaning specified in Section 3.4(a).

“First Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations of Wheels Up PI Units and Wheels Up RI Units between the Effective Time and the First Earnout Achievement Date.

“First Step Blocker Effective Time” has the meaning specified in Section 2.3(b).

“First Step Blocker Mergers” has the meaning specified in the Recitals hereto.

“First Step Blocker Surviving Entity” has the meaning specified in Section 2.1(b)(i).

“FSGRWCO Blocker” has the meaning specified in the Preamble hereto.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Government Contract” means, with respect to any Person, any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, blanket purchase agreement, letter agreement, “other transaction” agreement, grant, cooperative agreement or other similar Contract, or other commitment or funding vehicle between such Person and (a) a Governmental Authority, (b) any prime contractor to a Governmental Authority or (c) any subcontractor with respect to any Contract described in the foregoing clause (a) or (b). A task or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“GROWTHCO Blocker” has the meaning specified in the Preamble hereto.

“GRTHCOCP Blocker” has the meaning specified in the Preamble hereto.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, and (g) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in 8.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn-outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally. Notwithstanding the foregoing, “Indebtedness” shall not include any accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.

“Intellectual Property” means all intellectual property and industrial property rights of every kind and description throughout the world, including U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) trademarks, logos, service marks, trade dress, trade names, slogans, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) copyrights and copyrightable subject matter, including such corresponding rights in software and other works of authorship; (iv) rights in algorithms, databases, compilations and data; (v) trade secrets and all other confidential and proprietary information, know-how, processes, formulae, models, and methodologies (“Trade Secrets”); (vi) rights of publicity, (vii) moral rights and rights of attribution and integrity, (viii) social media accounts and usernames, and account identifiers; and (ix) all applications and registrations, and any renewals, and extensions for the foregoing.

“Intended Tax Treatment” has the meaning specified in Section 2.7

“Interim Period” has the meaning specified in Section 7.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 6.6(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries having a base annual rental in excess of $100,000 annually, or which is otherwise material to the business of the Company and its Subsidiaries, taken as a whole.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, leases, subleases, restrictions, or other liens of any kind whether consensual, statutory or otherwise.

“Major Company Equityholder” means each of the holders of Company Interests set forth on Section 1.1 of the Company Disclosure Letter.

“Managing Member” has the meaning specified in the A&R LLC Agreement.

“Merger Certificate” has the meaning specified in Section 2.1(c).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Mergers” has the meaning specified in the Recitals hereto.

“Minimum Remaining Trust Amount” means an amount equal to $120 million.

“Minimum PIPE Investment Amount” means $360 million.

“MIP LLC” means Wheels Up MIP LLC, an Affiliate of the Company and single-purpose entity formed for the purpose of administering and effectuating the award of profits interests under the Wheels Up Partners Holdings LLC Equity Incentive Plans I – VIII.

“MIP RI LLC” means Wheels Up MIP RI LLC, an Affiliate of the Company and single-purpose entity formed for the purpose of administering and effectuating the award of restricted interests under the Wheels Up Partners Holdings LLC Equity Incentive Plans VII and VIII.

“Modification in Recommendation” has the meaning specified in Section 9.2(c).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” has the meaning specified in Section 8.3.

“NEA15 Blocker” has the meaning specified in the Preamble hereto.

“NISPOM” means the National Industrial Security Policy Operating Manual and any regulation pertaining thereto.

“NYSE” has the meaning specified in Section 6.6(c).

“Offer Documents” has the meaning specified in Section 9.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Materials” means any software subject to an Open Source License.

“OTC Blocker” has the meaning specified in the Preamble hereto.

“Owned Real Property” means all real property owned in fee simple by the Companies or any of their Subsidiaries.

“Payoff Amount” has the meaning specified in Section 7.5(b).

“Payoff Letters” has the meaning specified in Section 7.5(b).

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of the Leased Real Property, (vi) Liens, if any, arising from non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries (x) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole and (xi) Liens arising under the Credit Documents, to the extent not terminated as provided in Section 7.5 in connection with the Closing.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the purchase of shares of Domesticated Acquiror Class A Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.22(a).

“Profits Interest” means a membership interest in the form of a “profits interest” (within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343, and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191) in the Company, including any profits interest granted to MIP LLC which corresponds to a profits interest in MIP LLC granted to an eligible service provider of the Company or any of its Subsidiaries.

“Profits Interest Award” means an award of Profits Interests.

“Profits Interest Proceeds Ratio” means the intrinsic value of a Profits Interest assuming a hypothetical liquidation of the Company upon the Closing for the Base Purchase Price, after taking into consideration the relevant participation threshold of each such Profits Interest and any distribution preferences applicable to other Company Interests in accordance with Section 9 of the Company LLC Agreement (as in effect on the date of this Agreement without further amendment), divided by the Per Share Merger Consideration. Any Out-of-the-Money Profits Interest shall be deemed to have no intrinsic value for purposes of the Profits Interest Proceeds Ratio.

“Prospectus” has the meaning specified in Section 12.1.

“Proxy Statement” has the meaning specified in Section  9.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 9.2(a)(i).

“Q1 2021 Financial Statements” has the meaning specified in Section 7.3(b).

“Real Property Leases” has the meaning specified in Section 4.20(a)(ii).

“Registrable Exchange Securities” shall mean the shares of Domesticated Acquiror Class A Common Stock issuable in exchange for Wheels Up Exchangeable Units; provided, however, that such Registrable Exchange Securities shall cease to be Registrable Exchange Securities with respect to any Company Equityholder upon the earliest to occur of (a) when the issuance of such Registrable Exchange Securities shall have been registered pursuant to an effective Registration Statement, (b) when such Registrable Exchange Securities have been sold, transferred, disposed of or exchanged by such Company Equityholder, (c) the date on which such Registrable Exchange Securities can be sold by such Company Equityholder in accordance with Rule 144 without volume limitations and (d) the date on which such securities shall have ceased to be outstanding.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 9.2(a)(i).

“Remaining Trust Amount” has the meaning specified in Section 8.2(a).

“Requisite Company Equityholders” means the holders of at least (i) a majority of the outstanding Company Common Interests entitled to vote, (ii) two-thirds (2/3) of the outstanding Company Preferred Interests, voting as a single class, (iii) a majority of the outstanding Class A Preferred Interests, voting as a single class, (iv) two-thirds of the outstanding Class B Preferred Interests, voting as a single class, (v) 70% of the outstanding Class C Preferred Interests, voting as a single class, (vi) 80% of the outstanding Class D Preferred Interests, voting as a single class, and (vii) a majority of the outstanding Class E Preferred Interests, voting as a single class.

“Resale Registration Statement” has the meaning specified in Section 9.2(b)(i).

“Restricted Interest” means a membership interest in the form of a “restricted interest” in in the Company granted to MIP RI LLC, which corresponds to a restricted interest in MIP RI LLC granted to an eligible service provider of the Company or any of its Subsidiaries.

“Restricted Interest Award” means an award of Restricted Interests granted under a Company Incentive Plan.

“Rollover Option” has the meaning specified in Section 3.3(a).

“Rollover Profits Interest Award” has the meaning specified in Section 3.3(b).

“Rollover Restricted Interest Award” has the meaning specified in Section 3.3(c).

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Achievement Date” has the meaning specified in Section 3.4(b).

“Second Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations of Wheels Up PI Units and Wheels Up RI Units between the Effective Time and the Second Earnout Achievement Date.

“Second Step Blocker Effective Time” has the meaning specified in Section 2.3(c).

“Second Step Blocker Mergers” has the meaning specified in the Recitals hereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Skadden” has the meaning specified in Section 12.18(a).

“Skadden Privileged Communications” has the meaning specified in Section 12.18(a).

“Sponsor” means Aspirational Consumer Lifestyle Sponsor LLC, a Cayman Islands limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror, the Company and the other parties thereto, as amended or modified from time to time.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Company” has the meaning specified in Section 2.1(c).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 11.1(g).

“Terminating Company Breach” has the meaning specified in Section 11.1(e).

“Third Earnout Achievement Date” has the meaning specified in Section 3.4(c).

“Third Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations Wheels Up PI Units and Wheels Up RI Units between the Effective Time and the Third Earnout Achievement Date.

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Vendors” has the meaning specified in Section 4.28(a).

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (c) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby, and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement.

“Transaction Proposals” has the meaning specified in Section 9.2(c).

“Transfer Taxes” has the meaning specified in Section 9.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 12.1.

“Trust Agreement” has the meaning specified in Section 6.8.

“Trustee” has the meaning specified in Section 6.8.

“Unaudited Condensed Consolidated Interim Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(d).

“Unvested Wheels Up EO Unit” means a Wheels Up EO Unit issued pursuant to Section 3.3(b)(ii) or Section 3.3(c)(ii) that has not yet vested pursuant to Section 3.4 hereof.

“Updated Financial Statements” has the meaning specified in Section 7.3(a).

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of Acquiror.

“Warrant Agreement” means the Warrant Agreement, dated as of September 25, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“Wheels Up Acquiror Initial Held Interests” has the meaning specified in Section 3.1(e).

“Wheels Up Common Units” means the equity interests of the Surviving Company designated as “Common Units” in the A&R LLC Agreement.

“Wheels Up Group” has the meaning specified in Section 12.18(b).

“Wheels Up Exchangeable Units” means Wheels Up PI Units, Wheels Up RI Units and Wheels Up EO Units.

“Wheels Up EO Units” means the equity interests of the Surviving Company designated as “EO Units” in the A&R LLC Agreement.

“Wheels Up PI Units” means the equity interests of the Surviving Company designated as “PI Units” in the A&R LLC Agreement.

“Wheels Up RI Units” means the equity interests of the Surviving Company designated as “RI Units” in the A&R LLC Agreement.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

“Written Consent” has the meaning specified in Section 9.2(d).

“WUNHF Blocker” has the meaning specified in the Preamble hereto.

“WUNHT Blocker” has the meaning specified in the Preamble hereto.

“WUUSET Blocker” has the meaning specified in the Preamble hereto.

Section 1.2.            Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)            Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)            The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV, Article V or Article VI (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company), Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) or Section 1.3 of the Blocker Disclosure Letter (in the case of the applicable Blocker) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, in the case of the applicable Blocker, Article V as qualified by the Blocker Disclosure Letter, or, in the case of Acquiror, Article VI as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other parties to this Agreement rely thereon to its detriment.

Section 1.3.         Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter, (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter and (iii) the phrase “to the knowledge” of the Blocker shall mean the knowledge of the individuals identified on Section 1.3 of the Blocker Disclosure Letter in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Article II

THE MERGERS; CLOSING

Section 2.1.           Domestication; The Mergers.

(a)          Domestication. On the Closing Date prior to the First Step Blocker Effective Time, Acquiror shall cause the Domestication to occur.

(b)          Blocker Mergers.

(i)            Upon the terms and subject to the conditions set forth in this Agreement, following the Domestication, Acquiror, each of the Blocker Merger Subs and each of the Blockers, as applicable, shall cause simultaneously (A) Blocker Merger Sub I to be merged with and into WUNHF Blocker, with WUNHF Blocker being the surviving entity in Blocker Merger I and a wholly owned subsidiary of Acquiror, (B) Blocker Merger Sub II to be merged with and into WUNHT Blocker, with WUNHT Blocker being the surviving entity in Blocker Merger II and a wholly owned subsidiary of Acquiror, (C) Blocker Merger Sub III to be merged with and into WUUSET Blocker, with WUUSET Blocker being the surviving entity in Blocker Merger III and a wholly owned subsidiary of Acquiror, (D) Blocker Merger Sub IV to be merged with and into GRTHCOCP Blocker, with GRTHCOCP Blocker being the surviving entity in Blocker Merger IV and a wholly owned subsidiary of Acquiror, (E) Blocker Merger Sub V to be merged with and into FSGRWCO Blocker, with FSGRWCO Blocker being the surviving entity in Blocker Merger V and a wholly owned subsidiary of Acquiror, (F) Blocker Merger Sub VI to be merged with and into GROWTHCO Blocker, with GROWTHCO Blocker being the surviving entity in Blocker Merger VI and a wholly owned subsidiary of Acquiror, (G) Blocker Merger Sub VII to be merged with and into OTC Blocker, with OTC Blocker being the surviving entity in the Blocker Merger VII and a wholly owned subsidiary of Acquiror, (H) Blocker Merger Sub VIII to be merged with and into NEA15 Blocker, with NEA15 Blocker being the surviving entity in Blocker Merger VIII and a wholly owned subsidiary of Acquiror, and (I) Blocker Merger Sub IX to be merged with and into DPJ Blocker, with DPJ Blocker being the surviving entity in Blocker Merger IX and a wholly owned subsidiary of Acquiror. Each of the First Step Blocker Mergers shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to such First Step Blocker Merger, executed by the applicable Blocker and Blocker Merger Sub in accordance with the relevant provisions of the DGCL and the DLLCA, as applicable, each such First Step Blocker Merger to be effective as of the First Step Blocker Effective Time. Upon consummation of each First Step Blocker Merger, the separate entity existence of such Blocker Merger Sub shall cease and the applicable Blocker, as the surviving entity of such First Step Blocker Merger, shall continue its entity existence under the DLLCA or the DGCL, as applicable, as a wholly owned subsidiary of Acquiror (each a “First Step Blocker Surviving Entity”, and collectively, the “First Step Blocker Surviving Entities”).

(ii)            Upon the terms and subject to the conditions set forth in this Agreement, following the First Step Blocker Effective Time, Acquiror, Blocker Sub and each of the First Step Blocker Surviving Entities shall cause simultaneously each of the First Step Blocker Surviving Entities to be merged with and into Blocker Sub, with Blocker Sub as the surviving entity in the Second Step Blocker Mergers. Each of the Second Step Blocker Mergers shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to such Second Step Blocker Merger, executed by the applicable First Step Blocker Surviving Entity and Blocker Sub in accordance with the relevant provisions of the DGCL and the DLLCA, as applicable, each Second Step Blocker Merger to be effective as of the Second Step Blocker Effective Time. Upon consummation of each Second Step Blocker Merger, the separate entity existence of such First Step Blocker Surviving Entity shall cease and Blocker Sub, as the surviving entity of the such Second Step Blocker Merger, shall continue its entity existence under the DGCL.

(c)           Company Merger. Upon the terms and subject to the conditions set forth in this Agreement, and following the Second Step Blocker Effective Time, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Companies”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving entity in the Company Merger. The Company Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Company Merger (as so filed, the “Merger Certificate”), executed by the Constituent Companies in accordance with the relevant provisions of the DLLCA, such Company Merger to be effective as of the Effective Time. Upon consummation of the Company Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving entity of the Company Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”), shall continue its corporate existence under the DLLCA as a wholly owned subsidiary of Acquiror, with Acquiror as its Managing Member.

Section 2.2.            Effects of the Mergers.

(a)            At and after the First Step Blocker Effective Time, each of the First Step Blocker Surviving Entities shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of each of the applicable Blocker and Blocker Merger Sub, and shall become subject to all the restrictions, disabilities and duties of each of such Blocker and Blocker Merger Sub; and all rights, privileges, powers and franchises of each of such Blocker and Blocker Merger Sub, and all property, real, personal and mixed, and all debts due to each of such Blocker and Blocker Merger Sub, on whatever account, shall become vested in such First Step Blocker Surviving Entity; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of such First Step Blocker Surviving Entity as they are of such Blocker and Blocker Merger Sub; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in any of such Blocker or Blocker Merger Sub shall not revert or become in any way impaired by reason of such First Step Blocker Merger; but all Liens upon any property of each of such Blocker and Blocker Merger Sub shall thereafter attach to such First Step Blocker Surviving Entity and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DLLCA and DGCL, as applicable.

(b)         At and after the Second Step Blocker Effective Time, Blocker Sub shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of each of the First Step Blocker Surviving Entities and Blocker Sub, and shall become subject to all the restrictions, disabilities and duties of each of the First Step Blocker Surviving Entities and Blocker Sub; and all rights, privileges, powers and franchises of each of the First Step Blocker Surviving Entities and Blocker Sub and all property, real, personal and mixed, and all debts due to each of the First Step Blocker Surviving Entities and Blocker Sub, on whatever account, shall become vested in Blocker Sub; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of Blocker Sub as the surviving entity of each of the Second Step Blocker Mergers as they are of each of the First Step Blocker Surviving Entities and Blocker Sub; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in any of the First Step Blocker Surviving Entities or Blocker Sub shall not revert or become in any way impaired by reason of the Second Step Blocker Mergers; but all Liens upon any property of each of the First Step Blocker Surviving Entities and Blocker Sub shall thereafter attach to Blocker Sub as the surviving entity of each of the Second Step Blocker Mergers and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DLLCA and DGCL, as applicable.

(c)            At and after the Effective Time, the Surviving Company shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Companies, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Companies; and all rights, privileges, powers and franchises of each Constituent Company, and all property, real, personal and mixed, and all debts due to each such Constituent Company, on whatever account, shall become vested in the Surviving Company; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Company as they are of the Constituent Companies; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Companies shall not revert or become in any way impaired by reason of the Company Merger; but all Liens upon any property of a Constituent Company shall thereafter attach to the Surviving Company and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DLLCA.

Section 2.3.            Closing; Effective Time.

(a)            In accordance with the terms and subject to the conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, at 10:00 a.m. (New York time) on the date which is three (3) Business Days after the first date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)           Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, the Blockers, Acquiror and the Blocker Merger Subs shall cause the First Step Blocker Mergers to be consummated simultaneously by filing certificates of merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and the DGCL, as applicable. The First Step Blocker Mergers shall become effective at such date and time to be specified in the filings of each such certificate of merger with the Secretary of State of the State of Delaware, with the agreement of the applicable Blocker and Blocker Merger Sub, subject to the consent of Acquiror and the Company (the latest of such effective times, the “First Step Blocker Effective Time”).

(c)          Promptly following the First Step Blocker Effective Time, Acquiror, Blocker Sub and each of the First Step Blocker Surviving Entities shall cause the Second Step Blocker Mergers to be consummated simultaneously by filing certificates of merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and the DGCL, as applicable. The Second Step Blocker Mergers shall become effective at such date and time to be specified in the filings of each such certificate of merger with the Secretary of State of the State of Delaware, with the agreement of the applicable First Step Blocker Surviving Entity and Blocker Sub, subject to the consent of the Company (such effective time, the “Second Step Blocker Effective Time”).

(d)         Promptly following the Second Step Blocker Effective Time, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA. The Company Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in each of the Merger Certificate (the “Effective Time”).

(e)            Promptly following the Effective Time, Acquiror shall cause the payment of the Cash Contribution to the Surviving Company as a capital contribution in respect of the Wheels Up Acquiror Initial Held Interests.

(f)         The Closing, the First Step Blocker Effective Time, the Second Step Blocker Effective Time, the Effective Time and the Cash Contribution shall occur after the completion of the Domestication.

Section 2.4.           Closing Deliverables.

(a)           At the Closing, the Company will deliver or cause to be delivered:

(i)           to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Sections 10.2(a), 10.2(b) and 10.2(c) have been fulfilled;

(ii)           to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as the initial directors of the Surviving Company, in accordance with Section 2.6), effective as of the Effective Time;

(iii)           to Acquiror, the Registration Rights Agreement, duly executed by the Major Company Equityholders who have elected to execute the Registration Rights Agreement;

(iv)           to Acquiror, evidence that all Affiliate Agreements (other than those set forth on Section 7.4 of the Company Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries;

(v)            to Acquiror, with respect to each Blocker or Blocker Owner, as applicable, either (i) an executed IRS Form W-9 from the Blocker Owner or (ii) a certificate on behalf of the Blocker, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in such Blocker is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) with respect to each Blocker, provided that the Company shall deliver to the Blocker a certificate signed under penalties of perjury (in such form as may be reasonably requested by counsel to the Blocker) certifying that the fair market value of the Company’s U.S. real property interests does not equal or exceed fifty percent (50%) of the fair market value of (A) the Company’s U.S. real property interests, (B) the Company’s interests in real property located outside the United States, plus (C) any other of its assets which are used or held for use in a trade or business; and

(vi)         to Acquiror, a certificate on behalf of the Company conforming to the requirements of Treasury Regulations Section 1.1445-11T(d)(2).

(b)          At the Closing, each of the Blockers will deliver or cause to be delivered to Acquiror, a certificate signed by an authorized Person of such Blocker, dated as of the Closing Date, certifying that, to the knowledge and belief of such authorized Person, the conditions specified in Section 10.2(a) solely with respect to the representations and warranties of such Blocker contained in this Agreement, and Section 10.2 (b) solely with respect to the covenants of such Blocker to be performed as of or prior to the Closing, have been fulfilled.

(c)           At the Closing, Acquiror will deliver or cause to be delivered:

(i)         to the Exchange Agent, the Distributable Aggregate Merger Consideration for further distribution to the Company Equityholders (excluding the Blockers) and each Blocker Owner pursuant to Section 3.2;

(ii)           to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled;

(iii)            to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor; and

(iv)          to the Company, the written resignations of all of the directors and officers of Acquiror, Merger Sub and the Blocker Merger Subs (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 8.6), effective as of the Effective Time.

(d)          On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued transaction expenses of Acquiror and its Affiliates (which shall include any outstanding amounts under any Working Capital Loans) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

(e)           Each Blocker will deliver or cause to be delivered to Acquiror and the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of such Blocker’s Blocker Owner.

Section 2.5.           Governing Documents.

(a)          The certificates of formation and operating agreements of the Blocker Merger Subs as in effect immediately prior to the First Step Blocker Effective Time, shall be the certificates of formation and operating agreements of the applicable First Step Blocker Surviving Entities until thereafter amended as provided therein and under the DGCL or the DLLCA, as applicable.

(b)         The certificate of formation and operating agreement of Blocker Sub as in effect immediately prior to the Second Step Blocker Effective Time, shall be the certificate of formation and operating agreement of Blocker Sub from and after the Second Step Blocker Effective Time, until thereafter amended as provided therein and under the DLLCA.

(c)          The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in the form attached as Exhibit A and Exhibit B hereto (with such changes as may be agreed in writing by Acquiror and the Company) upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

(d)         At the Effective Time, the operating agreement of the Company shall be amended and restated to be in the form attached as Exhibit C hereto (with such changes as may be agreed in writing by Acquiror and the Company), until thereafter amended as provided therein and under the DLLCA.

Section 2.6.           Directors and Officers.

(a)          The directors and officers of each of the Blocker Merger Subs, as of immediately prior to the First Step Blocker Effective Time, shall be the initial directors and officers of the applicable First Step Blocker Surviving Entity from and after the First Step Blocker Effective Time, each to hold office in accordance with the Governing Documents of such First Step Blocker Surviving Entity.

(b)          The officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Company from and after the Effective Time.

(c)          The parties shall take all actions necessary to ensure that (i) from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 8.6 shall be the directors and officers, respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror, (ii) from and after the Effective Time, the Acquiror shall be the Managing Member of the Surviving Company, and (iii) from and after the Second Step Blocker Effective Time, the Persons identified by the Company to Acquiror in writing prior to the Closing, holding such positions as identified by the Company to Acquiror, shall be the officers of Blocker Sub, each to hold office in accordance with the Governing Documents of Blocker Sub.

Section 2.7.          Intended Tax Treatment. Each of the parties intends that, for United States federal income tax purposes, (i) the Domestication will qualify as a reorganization under Section 368(a)(1)(F) of the Code, and that this Agreement shall be adopted as a plan of reorganization with respect to the Domestication; (ii) each of the Blocker Mergers will qualify as a reorganization under Section 368(a)(1)(A) of the Code, and that this Agreement shall be adopted as a plan of reorganization with respect to each of the Blocker Mergers; (iii) the Mergers collectively, together with the purchases of Domesticated Acquiror Class A Common Stock by the PIPE Investors, will qualify as a contribution under Section 351 of the Code; and (iv) the Cash Contribution will qualify as a contribution under Section 721 of the Code by the Acquiror to the Company (collectively, the “Intended Tax Treatment”). The parties shall (x) cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, including providing factual support letters and (y) file all Tax Returns or other reports, as required, consistent with the Intended Tax Treatment.

Article III

EFFECTS OF THE MERGERS ON EQUITY INTERESTS AND EQUITY AWARDS

Section 3.1.            Conversion of Securities.

(a)            At the First Step Blocker Effective Time, by virtue of the Blocker Mergers and without any action on the part of any party hereto or any holder of Blocker Equity Interests, the Blocker Equity Interests of each Blocker that are issued and outstanding immediately prior to the First Step Blocker Effective Time (other than any Cancelled Blocker Interests (as defined below)) shall be cancelled and converted into the right to receive in the aggregate with respect to such Blocker Equity Interests, (A) a number of Acquiror Common Shares equal to (i) the Exchange Ratio, multiplied by (ii) the aggregate number of Company Preferred Interests held by such Blocker as of immediately prior to the First Step Blocker Effective Time, and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4.

(b)          At the First Step Blocker Effective Time, by virtue of the First Step Blocker Mergers and without any action on the part of the Blockers or the Blocker Merger Subs, (i) each share of capital stock of each Blocker Merger Sub shall be converted into a common interest or a share of common stock, as applicable, of the applicable First Step Blocker Surviving Entity and (ii) any Blocker Equity Interests of a Blocker held in treasury or owned by such Blocker immediately prior to the First Step Blocker Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto (“Cancelled Blocker Interests”).

(c)            At the Second Step Blocker Effective Time, by virtue of the Second Step Blocker Mergers and without any action on the part of the First Step Blocker Surviving Entities or Blocker Sub, each common interest or share of common stock, as applicable, of each First Step Blocker Surviving Entity shall be converted into a common interest of Blocker Sub.

(d)           At the Effective Time, by virtue of the Company Merger and without any action on the part of any party hereto or any holder of Company Interests, (i) each Company Common Interest and each Company Preferred Interest, in each case, that is issued and outstanding immediately prior to the First Step Blocker Effective Time (other than any Company Common Interests subject to Company Awards (which shall be respectively subject to Section 3.3) and Company Preferred Interests held by Blocker Sub), shall be cancelled and converted into the right to receive (A) a number of shares of Domesticated Acquiror Class A Common Stock that is equal to the Exchange Ratio and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4 and (ii) each Company Preferred Interest held by Blocker Sub shall be converted into a number of Wheels Up Common Units that is in each case equal to the Exchange Ratio (the “Blocker Sub Initial Held Interests”).

(e)          At the Effective Time, by virtue of the Company Merger and without any action on the part of Acquiror or Merger Sub, the equity interests of Merger Sub shall be converted into a number of Wheels Up Common Units (the “Wheels Up Acquiror Initial Held Interests”) equal to (i) the number of issued and outstanding shares of Acquiror Common Stock as of such time (for the avoidance of doubt, after giving effect to the consummation of the PIPE Investment and the Acquiror Share Redemptions), minus (ii) the Blocker Sub Initial Held Interests.

(f)          Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued to any Person in any Merger, with any fractional shares rounded down to the nearest whole share.

Section 3.2.           Exchange Procedures

(a)          Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Distributable Aggregate Merger Consideration to the Company Equityholders (other than the Blockers and Blocker Sub) and the Blocker Owners. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Domesticated Acquiror Class A Common Stock and Unvested Wheels Up EO Units comprising the Distributable Aggregate Merger Consideration.

(b)          Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, (i) to each Blocker Owner as of immediately prior to the First Step Blocker Effective Time, whose Blocker Equity Interests are to be converted into a right to receive a portion of the Distributable Aggregate Merger Consideration pursuant to Section 3.1(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each such equity interest to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Blocker Letter of Transmittal”), and (ii) to each record holder of Company Common Interests and/or Company Preferred Interests as of immediately prior to the Effective Time, whose Company Common Interests and/or Company Preferred Interests (as applicable) were converted pursuant to Section 3.1(d) into the right to receive a portion of the Distributable Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c)          Each Blocker Owner, and each record holder of Company Common Interests and Company Preferred Interests, in each case that have been converted into the right to receive a portion of the Distributable Aggregate Merger Consideration, pursuant to Section 3.1(a) or Section 3.1(d), respectively, shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) or, in the case of any Blocker Equity Interests or Company Preferred Interests that are certificated, upon the delivery by the record holder thereof to the Exchange Agent of all certificates for such Blocker Equity Interests or Company Preferred Interests (or a duly completed affidavit of loss (in a customary form reasonably acceptable to the Exchange Agent) with respect to any lost, stolen, or destroyed certificate), together with a duly completed and validly executed Blocker Letter of Transmittal or Letter of Transmittal, as applicable, and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)          Following the Second Step Blocker Effective Time or the Effective Time, as the case may be, pending the delivery and surrender to the Exchange Agent of the certificates representing any Blocker Equity Interest or Company Preferred Interest, such certificate(s) shall be deemed for all purposes to evidence the corresponding Blocker Owner’s or Company Equityholder’s right to receive the portion of the Distributable Aggregate Merger Consideration into which the Blocker Equity Interests or Company Preferred Interests formerly represented thereby shall have been converted pursuant to the terms of this Agreement.

(e)          Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Distributable Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Blocker Equity Interests or Company Common Interests and/or Company Preferred Interests as of immediately prior to the First Step Blocker Effective Time or Effective Time, respectively, that has not exchanged such Blocker Equity Interests or Company Common Interests and/or Company Preferred Interests for an applicable portion of the Distributable Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such Blocker Equity Interests to Acquiror, or such Company Common Interests and/or Company Preferred Interests to Acquiror, and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Distributable Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, Blocker Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any of the Distributable Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such equity interests shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Company (in respect of Company Common Interests, Company Preferred Interests and Blocker Equity Interests), free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3.           Treatment of Company Options, Profits Interests and Restricted Interests.

(a)          Promptly following the Cash Contribution, each Company Option that is outstanding immediately prior to the Effective Time shall be converted into the right to receive, (i) an option relating to shares of Domesticated Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Rollover Option”) except that (A) such Rollover Option shall relate to that whole number of shares of Domesticated Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Interests subject to such Company Option, multiplied by the Exchange Ratio, and (B) the exercise price per share for each such Rollover Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b)          As of the Effective Time, each Profits Interest Award that is outstanding immediately prior to the Effective Time shall be converted into (i) an award of Wheels Up PI Units (a “Rollover Profits Interest Award”) with substantially the same terms and conditions as were applicable to such Profits Interest Award immediately prior to the Effective Time, including the same vesting and termination-related provisions, except that such Rollover Profits Interest Award shall relate to a number of Wheels Up PI Units equal to the product of (1) the number of Profits Interests subject to such Profits Interest Award immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, with the participation threshold (or “hurdle amount”) related to each such Wheels Up PI Unit adjusted to maintain the intrinsic value of the Profits Interest Award immediately prior to the Effective Time (without regard to any rights to receive Wheels Up EO Units under Section 3.3(b)(ii) below) and (ii) a number of Wheels Up EO Units equal to the product of (1) the quotient of (A) the number of Profits Interests subject to such Profits Interest Award immediately prior to the Effective Time, divided by (B) the Effective Time Company Fully Diluted Shares, multiplied by (2) 9,000,000, which such Wheels Up EO Units shall be subject to vesting as provided in Section 3.4 and the A&R LLC Agreement and to such other terms and conditions as are in effect with respect to such Profits Interests Award immediately prior to the Effective Time, including with respect to vesting and termination-related provisions. After the Effective Time, each Wheels Up PI Unit that is or becomes fully vested under the applicable Rollover Profits Interest Award and otherwise becomes exchangeable for Domesticated Acquiror Class A Common Stock pursuant to the A&R LLC Agreement, subject to any applicable transfer restrictions, shall be exchangeable for no greater than one (1) share of Domesticated Acquiror Class A Common Stock, based on the intrinsic value of a Wheels Up PI Unit at the time of exchange as provided in the A&R LLC Agreement (for each series of Wheels Up PI Unit). For the avoidance of doubt, MIP LLC shall be the initial record holder of all Wheels Up PI Units and Wheels Up EO Units received pursuant to this Section 3.3(b).

(c)          As of the Effective Time, in respect of each Restricted Interest Award that is outstanding immediately prior to the Effective Time, the corresponding Restricted Interest shall be converted into (i) an award of Wheels Up RI Units (a “Rollover Restricted Interest Award”) with substantially the same terms and conditions as were applicable to such Restricted Interest Award immediately prior to the Effective Time, including the same vesting and termination-related provisions, except that such Rollover Restricted Interest Award shall relate to a number of Wheels Up RI Units equal to the product of (1) the number of Restricted Interests subject to such Restricted Interest Award immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, and (ii) a number of Wheels Up EO Units equal to the product of (1) the quotient of (A) the number of Restricted Interests subject to such Restricted Interest Award immediately prior to the Effective Time, divided by (B) the Effective Time Company Fully Diluted Shares, multiplied by (2) 9,000,000, which such Wheels Up EO Units shall be subject to vesting as provided in Section 3.4 and the A&R LLC Agreement and to such other terms and conditions as are in effect with respect to such Restricted Interests Award immediately prior to the Effective Time, including with respect to vesting and termination-related provisions. After the Effective Time, each Wheels Up RI Unit that is or becomes fully vested under the applicable Rollover Restricted Interest Award and otherwise becomes exchangeable for Domesticated Acquiror Class A Common Stock pursuant to the A&R LLC Agreement, subject to any applicable transfer restrictions, shall be exchangeable for one (1) share of Domesticated Acquiror Class A Common Stock, as provided in the A&R LLC Agreement. For the avoidance of doubt, MIP RI LLC shall be the initial record holder of all Wheels Up RI Units and Wheels Up EO Units received pursuant to this Section 3.3(c).

(d)         The Company shall take all necessary actions to effect the treatment of Company Options, Profit Interest Awards and Restricted Interest Awards pursuant to Sections 3.3(a), 3.3(b) and 3.3(c) in accordance with the Company Incentive Plans and the applicable award agreements, including obtaining any necessary approvals and consents, and to ensure that no Rollover Option may be exercised, and no Wheels Up PI Unit or Wheels Up RI Unit may be exchanged for a share of Domesticated Acquiror Class A Common Stock, prior to the effective date of an applicable registration on Form S-8 (or other applicable form, including Form S-1 or Form S-4) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Awards will be granted under the Company Incentive Plans or in respect of any equity reserve provided thereunder.

Section 3.4.           Earnout.

(a)         If, at any time during the five (5) years following the Closing, the VWAP of Acquiror Common Stock is greater than or equal to $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “First Earnout Achievement Date”):

(i)          Acquiror shall promptly issue to each Blocker Owner, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Preferred Interests held by the Blocker owned by such Blocker Owner as of immediately prior to the First Step Blocker Effective Time, divided by (B) the First Earnout Fully Diluted Shares, multiplied by (2) 3,000,000;

(ii)          Acquiror shall promptly issue to each holder of Company Common Interests and Company Preferred Interests outstanding immediately prior to the Effective Time (other than Blocker Sub), a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Common Interests and Company Preferred Interests held by such holder as of immediately prior to the Effective Time, divided by (B) the First Earnout Fully Diluted Shares, multiplied by (2) 3,000,000; and

(iii)         a portion of the Unvested Wheels Up EO Units issued pursuant to Sections 3.3(b) and 3.3(c) hereof shall vest to each holder thereof to the extent provided in the A&R LLC Agreement.

(b)          If, at any time during the five (5) years following the Closing, the VWAP of Acquiror Common Stock is greater than or equal to $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Earnout Achievement Date”):

(i)          Acquiror shall promptly issue to each Blocker Owner, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Preferred Interests held by the Blocker owned by such Blocker Owner as of immediately prior to the First Step Blocker Effective Time, divided by (B) the Second Earnout Fully Diluted Shares, multiplied by (2) 3,000,000;

(ii)          Acquiror shall promptly issue to each holder of Company Common Interests and Company Preferred Interests outstanding immediately prior to the Effective Time (other than Blocker Sub), a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Common Interests and Company Preferred Interests held by such holder as of immediately prior to the Effective Time, divided by (B) the Second Earnout Fully Diluted Shares, multiplied by (2) 3,000,000; and

(iii)         a portion of the Unvested Wheels Up EO Units issued pursuant to Sections 3.3(b) and 3.3(c) hereof shall vest to each holder thereof to the extent provided in the A&R LLC Agreement.

(c)          If, at any time during the five (5) years following the Closing, the VWAP of Acquiror Common Stock is greater than or equal to $17.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Third Earnout Achievement Date”):

(i)          Acquiror shall promptly issue to each Blocker Owner, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Preferred Interests held by the Blocker owned by such Blocker Owner as of immediately prior to the First Step Blocker Effective Time, divided by (B) the Third Earnout Fully Diluted Shares, multiplied by (2) 3,000,000;

(ii)          Acquiror shall promptly issue to each holder of Company Common Interests and Company Preferred Interests outstanding immediately prior to the Effective Time (other than Blocker Sub), a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the aggregate number of Company Common Interests and Company Preferred Interests held by such holder as of immediately prior to the Effective Time, divided by (B) the Third Earnout Fully Diluted Shares, multiplied by (2) 3,000,000; and

(iii)         a portion of the Unvested Wheels Up EO Units issued pursuant to Sections 3.3(b) and 3.3(c) hereof shall vest to each holder thereof to the extent provided in the A&R LLC Agreement.

(d)          The Blocker Owners and the holders of Company Common Interests and Company Preferred Interests as of immediately prior to the Effective Time (other than Blocker Sub) shall be entitled to receive the shares of Acquiror Common Stock, and the Unvested Wheels Up EO Units shall vest, in each case, as applicable, only upon the occurrence of the First Earnout Achievement Date, the Second Earnout Achievement Date and the Third Earnout Achievement Date, respectively; provided, however, that each such date shall only occur once, if at all, and in no event shall such Blocker Owners and holders of Company Common Interests and Company Preferred Interests as of immediately prior to the Effective Time and holders of Unvested Wheels Up EO Units be entitled to receive or vest in, as applicable, more than a number of Acquiror Common Shares equal to 9,000,000 in the aggregate (measured on an as-exchanged basis with respect to Wheels Up EO Units).

(e)          In the event that there is a Change of Control after the Closing and prior to the date that is five (5) years following the Closing Date:

(i)          to the extent it has not already occurred, the First Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Change of Control if the price paid per Acquiror Common Share in such Change of Control is greater than or equal to $12.50, and (A) Acquiror shall issue the shares of Acquiror Common Stock issuable pursuant to Section 3.4(a)(i) and Section 3.4(a)(ii), and the applicable Unvested Wheels Up EO Units shall vest in accordance with Section 3.4(a)(iii), (B) Acquiror shall issue such shares and such Unvested Wheels Up EO Units shall vest, in each case, on the date prior to the closing of such Change of Control (to the extent such events shall not have previously occurred), and (C) thereafter, the obligations in Section 3.4(a) shall terminate and no longer apply;

(ii)          to the extent it has not already occurred, the Second Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Change of Control if the price paid per Acquiror Common Share in such Change of Control is greater than or equal to $15.00, and (A) Acquiror shall issue the shares of Acquiror Common Stock issuable pursuant to Section 3.4(b)(i) and Section 3.4(b)(ii), and the applicable Unvested Wheels Up EO Units shall vest in accordance with Section 3.4(b)(iii), (B) Acquiror shall issue such shares and such Unvested Wheels Up EO Units shall vest, in each case, on the date prior to the closing of such Change of Control (to the extent such events shall not have previously occurred), and (C) thereafter, the obligations in Section 3.4(b) shall terminate and no longer apply;

(iii)          to the extent it has not already occurred, the Third Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Change of Control if the price paid per Acquiror Common Share in such Change of Control is greater than or equal to $17.50, and (A) Acquiror shall issue the shares of Acquiror Common Stock issuable pursuant to Section 3.4(c)(i) and Section 3.4(c)(ii), and the applicable Unvested Wheels Up EO Units shall vest in accordance with Section 3.4(c)(iii), (B) Acquiror shall issue such shares and such Unvested Wheels Up EO Units shall vest, in each case, on the date prior to the closing of such Change of Control (to the extent such events shall not have previously occurred),and (C) thereafter, the obligations in Section 3.4(c) shall terminate and no longer apply;

(iv)          in the event the consideration paid per Acquiror Common Share in such Change of Control includes stock or other equity consideration, as a condition to the consummation of such Change of Control, the acquiror in such Change of Control shall assume the obligations in this Section 3.4 and the stock price thresholds set forth in this Section 3.4 shall be equitably adjusted for the conversion ratio and other terms and conditions of the transaction, as determined by the Board of Directors of Acquiror in good faith; and

(v)          in the event the price paid per Acquiror Common Share in such Change of Control is less than (A) $12.50, (B) $15.00 or (C) $17.50, and payable solely in cash consideration, the obligations in Section 3.4(a), Section 3.4(b) and Section 3.4(c), respectively, shall no longer apply from and after the closing of such Change of Control, and the applicable Unvested Wheels Up EO Units which would have vested (but did not vest) pursuant to Section 3.4(e) shall be automatically forfeited and deemed transferred to Acquiror and shall be cancelled by Acquiror and cease to exist;

provided, that (A) in each of the foregoing clauses (i) through (v), to the extent the price paid per Acquiror Common Share includes contingent consideration or property other than cash, the Board of Directors of Acquiror shall determine the price paid per Acquiror Common Share in such Change of Control in good faith (valuing any such consideration payable in publicly-traded securities of the acquiror, on a per-security basis, at the VWAP of such security over the twenty (20) consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Change of Control) and (B) any determination by the Board of Directors of Acquiror with respect to any matters contemplated by, or related to, this Section 3.4, including the price paid per Acquiror Common Share in any Change of Control, the determination of whether any Acquiror Common Shares are issuable under this Section 3.4 of the form or requirement of any assumption by an acquirer under clause (iv) above, shall be made in good faith and shall be final and binding on the parties hereto.

(f)          The Acquiror Common Stock price targets set forth in Section 3.4(a), Section 3.4(b), Section 3.4(c) and Section 3.4(e) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Acquiror Common Stock occurring on or after the Closing (other than the transactions contemplated by this Agreement).

(g)          If the First Earnout Achievement Date or Change of Control has not occurred after the Closing and prior to the date that is five (5) years following the Closing Date, the obligations in Section 3.4(a) and Section 3.4(e) shall terminate and no longer apply and the applicable Unvested Wheels Up EO Units which would have vested (but did not vest during such period) pursuant to Section 3.4(a) and Section 3.4(e) shall be automatically forfeited and deemed transferred to Acquiror and shall be cancelled by Acquiror and cease to exist. If the Second Earnout Achievement Date or Change of Control has not occurred after the Closing and prior to the date that is five (5) years following the Closing Date, the obligations in Section 3.4(b) and Section 3.4(e) shall terminate and no longer apply and the applicable Unvested Wheels Up EO Units which would have vested (but did not vest during such period) pursuant to Section 3.4(b) and Section 3.4(e) shall be automatically forfeited and deemed transferred to Acquiror and shall be cancelled by Acquiror and cease to exist. If the Third Earnout Achievement Date or Change of Control has not occurred after the Closing and prior to the date that is five (5) years following the Closing Date, the obligations in Section 3.4(c) and Section 3.4(e) shall terminate and no longer apply and the applicable Unvested Wheels Up EO Units which would have vested (but did not vest during such period) pursuant to Section 3.4(c) and Section 3.4(e) shall be automatically forfeited and deemed transferred to Acquiror and shall be cancelled by Acquiror and cease to exist.

(h)         Notwithstanding anything to the contrary contained herein, Unvested Wheels Up EO Units that vest in accordance with this Section 3.4 shall remain subject to any other vesting or forfeiture conditions contained in any other agreements to which the holder is subject.

Section 3.5.         Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company, Merger Sub, Blocker Sub, the Blocker Merger Subs and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code (including pursuant to section 1446(f) thereof) or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively); provided, however, that before making any such deduction or withholding (other than deduction or withholding attributable to compensatory payments), Acquiror, the Company, Merger Sub, Blocker Sub, the Blocker Merger Subs and the Exchange Agent, as applicable, shall use commercially reasonable efforts to provide timely written notice to the payee and shall reasonably cooperate with the payee to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 12.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs as follows:

Section 4.1.          Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.2.          Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Except as set forth on Section 4.2 of the Company Disclosure Letter, each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3.          Due Authorization.

(a)         Other than the Company Equityholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company, and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)          On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its members, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other company or corporate action is required on the part of the Company or any of its members to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Company Merger other than the Company Equityholder Approvals.

Section 4.4.         No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5.         Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Merger Certificate in accordance with the DLLCA.

Section 4.6.          Capitalization of the Company.

(a)          As of the date of this Agreement, the authorized equity interests of the Company that are issued and outstanding equity interests of the Company consist of (i) 71,882,729 Company Common Interests, (ii) 73,723,250 Class A Preferred Interests of the Company (the “Class A Preferred Interests”), (iii) 34,023,527 Class B Preferred Interests of the Company (the “Class B Preferred Interests”), (iv) 37,642,050 Class C Preferred Interests of the Company (the “Class C Preferred Interests”), (v) 36,909,359 Class D Preferred Interests of the Company (the “Class D Preferred Interests”), (vi) 112,949,305 Class E Preferred Interests of the Company (the “Class E Preferred Interests”), (vii) the Company Common Interests issuable upon the exercise of outstanding Company Options, including vesting schedule and exercise price, as set forth on Section 4.6(a) of the Company Disclosure Letter, (viii) the Profits Interests, including the applicable participation threshold corresponding thereto, as set forth on Section 4.6(a) of the Company Disclosure Letter, and (ix) the Restricted Interests, as set forth on Section 4.6(a) of the Company Disclosure Letter. Except for the rights provided for in the Company LLC Agreement, and the securities and rights described on Section 4.6(a) of the Company Disclosure Letter, there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding Company Interests (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b)          Except as set forth on Section 4.6(b) of the Company Disclosure Letter, all Company Interests are uncertificated, book-entry equity interests.

(c)         The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Award, including the type of Company Award, the number of membership interests in the Company subject thereto, vesting schedule and, if applicable, the exercise price thereof. All Company Options, Profits Interests and Restricted Interests are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option, Profits Interest or Restricted Interest, is subject to terms that are materially different from those set forth in such forms. Each Company Option, each Profits Interest, and each Restricted Interest, was validly issued and properly approved by, the Board of Directors of the Company (or an appropriate committee thereof).

(d)         Except as otherwise set forth in this Section 4.6 or on Section 4.6(a) or Section 4.6(d) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for Company Equity Interests, any other commitments, calls conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional equity interests, the sale of equity interests, or for the repurchase or redemption of equity interests of the Company or the value of which is determined by reference to equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Equity Interests.

Section 4.7.          Capitalization of Subsidiaries.

(a)          The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b)         The Company beneficially owns, and the Company or one of the Company’s Subsidiaries owns of record, all the issued and outstanding shares of capital stock or equity interests of the Company’s Subsidiaries free and clear of any Liens other than Permitted Liens.

(c)          Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8.          Financial Statements.

(a)          Attached as Section 4.8(a) of the Company Disclosure Letter are:

(i)          true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ deficit and cash flows for each of the three (3) years in the period ended December 31, 2019, and the related notes, together with the report of the independent registered public accounting firm (together with the Updated Financial Statements, when delivered pursuant to Section 7.3(a), the “Audited Consolidated Financial Statements”)

(ii)         true and complete copies of the unaudited condensed consolidated balance sheet as of September 30, 2020, the related condensed consolidated statement of operations, members’ deficit and cash flows for the nine (9) month period ended September 30, 2020 (the “Unaudited Condensed Consolidated Interim Financial Statements” and, together with the Audited Consolidated Financial Statements, the “Financial Statements”).

(b)          Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements and, when delivered pursuant to Section 7.3(b), the Q1 2021 Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, changes in members’ deficit (with respect to the Audited Consolidated Financial Statements only) and cash flows for the respective periods then ended (with respect to the Audited Consolidated Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Condensed Consolidated Interim Financial Statements and the Q1 2021 Financial Statements, if applicable, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)          Neither the Company (including any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9.         Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing or (d) arising under this Agreement or in the performance by the Company of its obligations hereunder.

Section 4.10.          Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in the case of each of clauses (a) and (b), as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.11.        Legal Compliance.

(a)          Except as set forth on Section 4.11(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries is, and for the past three (3) years has been, in compliance with all applicable Laws in all material respects.

(b)        The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

(c)          Except as set forth on Section 4.11(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to the Company and its Subsidiaries. Notwithstanding the foregoing, this Section 4.11 shall not be deemed a representation or warranty regarding non-infringement, any other violation, validity, or enforceability of any Intellectual Property.

Section 4.12.         Contracts; No Defaults.

(a)          Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)          Any Contract with any of the Top Vendors;

(ii)         Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $500,000;

(iii)         Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last two (2) years, in each case, involving payments in excess of $1,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated or terminated and in either case there are no material obligations ongoing;

(iv)        Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract (excluding aircraft leases entered into in the ordinary course of business) that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate base rental payments in excess of $100,000 in any calendar year;

(v)           Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly-owned Subsidiary of the Company);

(vi)          Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents, director and officer indemnification agreements, and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, any equityholders of the Company or any of the Company’s Subsidiaries holding 5% or more of the Company’s issued and outstanding equity interests, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vii)         Contracts with each current executive officer, director of the Company or its Subsidiaries, and any other employee of the Company and its Subsidiaries having an annual base salary is in excess of $150,000 per year;

(viii)        Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix)           Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(x)           Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xi)          Each Contract (including license agreements, coexistence agreements, settlement agreements, and agreements with applicable covenants not to sue, but not including ordinary course non-disclosure agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts, or ordinary course non-exclusive end user or enterprise customer license agreements on the Company’s standard forms), pursuant to which the Company or any of the Company’s Subsidiaries (i) grants to a third Person any material rights, or materially restricts any third Person, with respect to any Company Owned IP, or (ii) is granted by a third Person any material rights, or is materially restricted, with respect to Intellectual Property (other than employee invention assignment agreements on the Company’s standard forms, Company ambassador agreements on the Company’s standard forms, Contracts granting nonexclusive rights to use commercially available off-the-shelf software, including software-as-a-service, having a replacement cost or annual license fee of less than $100,000 and Open Source Licenses);

(xii)          Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in any calendar year, excluding Contracts providing for the acquisition, financing or maintenance of aircraft;

(xiii)        Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $500,000 in any calendar year;

(xiv)        Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xv)         Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 4.12(a).

(b)           Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a), and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13.          Company Benefit Plans.

(a)            Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b)           Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c)            No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)           With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)            No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f)            Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Award. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)           All Company Options, Profits Interests and Restricted Interests have been granted in accordance with the terms of the Company Incentive Plans. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Interests on the date of grant, as determined in accordance with Section 409A of the Code. Each Company Option is intended to be exempt under Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plans, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plans, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of Company Options, Profits Interests and Restricted Interests under this Agreement does not violate the terms of the Company Incentive Plans or any Contract governing the terms of such awards.

Section 4.14.          Labor Relations; Employees.

(a)           (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor-related agreement or arrangement with any labor union or other employee representative body, (ii) no such collective bargaining agreement or other labor-related agreement is being negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are represented by any labor union or other employee representative body with respect to their employment with the Company or its Subsidiaries, and (iv) no labor union or any other employee representative body has requested or, to the knowledge of the Company, sought to organize or represent any of the employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b)           Except as set forth on Section 4.14(b), each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c)           Except as set forth on Section 4.14(c) of the Company Disclosure Letter, in the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d)           To the knowledge of the Company, no employee of the Company or any of the Company’s Subsidiaries having an annual base salary is in excess of $350,000 per year intends to terminate his or her employment within the next twelve (12) months.

(e)            Except as set forth on Section 4.14(e) of the Company Disclosure Letter, the Company and its Subsidiaries are not and have not been (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

(f)            Except as set forth on Section 4.14(f) of the Company Disclosure Letter, to the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in violation in any material respect of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of Trade Secrets.

(g)           Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries in a senior managerial position. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries in a senior managerial position.

(h)           In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local Law relating to group terminations of employment. Except as set forth on Section 4.14(h) of the Company Disclosure Letter, the Company and its Subsidiaries have not engaged in layoffs, furloughs, terminations of employment (other than for cause, which, for the avoidance of doubt, includes termination of employment for poor performance) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the date hereof. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

Section 4.15.          Taxes.

(a)           All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)           The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)           There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d)           No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)           Except as set forth on Section 4.15(e) of the Company Disclosure Letter, there are no material Tax audit or other examination of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f)            Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g)           Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and Contracts not primarily related to Taxes).

(h)           Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)            At all times since its formation, the Company has been properly treated as a partnership for U.S. federal and applicable state and local income Tax purposes and has not elected any alternative treatment. At all times since their formation, the Subsidiaries of the Company have been treated as entities disregarded as separate from the Company for U.S. federal and applicable state and local income Tax purposes and have not elected any alternative treatment.

(j)             Except as set forth on Section 4.15(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(k)            No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(l)             Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m)           Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations 1.6011-4(b)(2).

(n)           Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, other than deferred revenue set forth on the most recent balance sheet or accrued in the ordinary course of business since such date (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

(o)           The Company has made, and not revoked, a valid election pursuant to Section 754 of the Code.

(p)           Except as set forth on Section 4.15(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

(q)           The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 4.16.          Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of their respective Subsidiaries has any obligation.

Section 4.17.          Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy except in connection with renewals in the ordinary course of business. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18.          Licenses. The Company and its Subsidiaries have obtained, and maintain, all material Licenses reasonably required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is and has been for the past three (3) years valid, binding and in full force and effect, and each of the Company and its Subsidiaries is and has been during the past three (3) years in compliance with all such Licenses. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been during the past three (3) years the subject of any pending or, to the knowledge of the Company, threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, suspension, modification, or impairment of any material License; or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, suspend or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

Section 4.19.          Equipment and Other Tangible Property. Except as set forth on Section 4.19 of the Company Disclosure Letter, the Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use. Notwithstanding the foregoing, this Section 4.19 shall not be deemed a representation or warranty regarding non-infringement, any other violation, validity or enforceability of any Intellectual Property.

Section 4.20.          Real Property.

(a)            Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)            The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)           The Company and its Subsidiaries have delivered or made available to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iii)          The Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(iv)          As of the date of this Agreement, except as set forth in Section 4.20(a)(iv) of the Company Disclosure Letter, to the knowledge of the Company, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(v)           Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)           None of the Company or any of its Subsidiaries owns any Owned Real Property.

Section 4.21.          Intellectual Property.

(a)           Section 4.21(a) of the Company Disclosure Letter lists each patent, trademark, copyright and material domain name that is registered, or applied-for, with a Governmental Authority or other applicable registrar and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and, with respect to Company Registered Intellectual Property, record, owner of all of Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (the “Company Owned IP”). All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, (excluding any pending applications included in the Company Registered Intellectual Property) is valid and enforceable.

(b)           Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, any other violation, validity or enforceability of any Intellectual Property.

(c)           The Company and its Subsidiaries have not, within the three (3) years preceding the date of this Agreement, infringed, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person. There is not, and in the three (3) years preceding the date of this Agreement has not been, any Action pending to which the Company or such Subsidiary of the Company is a named party or threatened in writing, alleging the Company’s or such Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person, or challenging the scope, validity, or enforceability of any Company Owned IP material to the business of the Company, excluding non-final responses or correspondence from Governmental Authorities in the course of prosecuting any pending applications included in the Company Owned IP.

(d)           Except as set forth on Section 4.21(d) of the Company Disclosure Letter, to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned IP in any material respect. The Company and its Subsidiaries have not initiated any Action or sent to any Person, within the three (3) years preceding the date of this Agreement, any written notice, charge, complaint, claim or other written assertion against such third Person alleging infringement, misappropriation, or other violation by such third Person of any Company Owned IP, in a manner that is material to the business of the Company.

(e)           The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of Trade Secrets included in the Company Owned IP that is material to the business of the Company. There has not been any unauthorized disclosure of or unauthorized access to any such material Trade Secrets to or by any Person in a manner that has resulted or may result in the loss of trade secret protection or other proprietary rights in and to such information.

(f)            To the knowledge of the Company, no government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of any Company Owned IP.

(g)           With respect to the software used or held for use in the business of the Company and its Subsidiaries (but solely to the knowledge of the Company with respect to third-party software to the extent the Company and its Subsidiaries do not have access to the source code thereof), no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or, with respect to any software offered by the Company and its Subsidiaries to third-party end users, such end users.

(h)           The Company’s and its Subsidiaries’ use and distribution of (i) software developed by the Company or any Subsidiary, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. Since January 1, 2018 (or prior to such time, to the extent the affected software is still in use by the Company or its Subsidiaries), neither the Company nor any Subsidiary of the Company has used any Open Source Materials in a manner that requires any software included in the Company Owned IP to be subject to Copyleft Terms.

Section 4.22.          Privacy and Cybersecurity.

(a)            Except as set forth on Section 4.22(a) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with, and during the past three (3) years have been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the information technology systems used by the Company and its Subsidiaries (the foregoing (i)-(iii), “Privacy and Cybersecurity Requirements”), other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are not, and have not been in the past three (3) years been, any Actions by any Person, or any investigations by any Governmental Authority, pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any Privacy and Cybersecurity Requirements.

(b)           Except as set forth on Section 4.22(b) of the Company Disclosure Letter, during the past three (3) years, there have been, no material breaches of the security of the Company IT Systems.

(c)            Except as set forth on Section 4.22(c) of the Company Disclosure Letter, there have been no failure, breakdown, performance reduction, disruption, or other adverse event affecting any Company IT Systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations.

(d)           The Company and its Subsidiaries have materially aligned their cybersecurity practices with relevant industry standards, including by carrying out regular external and internal penetration tests and vulnerability assessments of the Company IT Systems and their business environment to identify any cybersecurity threats and remediating any and all material identified vulnerabilities (including identifying the root causes thereof).

(e)           The Company and its Subsidiaries have established and maintained, and use reasonable efforts to ensure that all third Persons controlling Company IT Systems or processing personal information in connection with a product or service of the Company or its Subsidiaries have established and maintained, commercially reasonable and legally compliant measures intended to protect the Company IT Systems and Trade Secrets and personally identifiable information in their possession or control against unauthorized access, use, modification, disclosure or other misuse, including through written internal and external policies and procedures, and organizational, administrative, technical and physical safeguards. Neither the Company nor any Subsidiary of the Company, nor, to the knowledge of the Company, any third Person controlling any Company IT System or processing personal information on their behalf, has, within the past three (3) years, (A) experienced any material incident in which any Trade Secrets or personally identifiable information in the Company’s or any of its Subsidiaries’ possession or control or processed on their behalf was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(f)            To the knowledge of the Company, the consummation of the transactions contemplated hereby shall not breach or otherwise cause any violation in any material respect of any Privacy and Cybersecurity Requirements, or result in the Company or any of its Subsidiaries being prohibited from receiving or using any personal information in the manner currently received or used.

Section 4.23.          Environmental Matters.

(a)           The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b)           There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c)            Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)           No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e)            The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices, in each case, from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24.         Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25.         Anti-Corruption Compliance.

(a)           For the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)           Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c)           To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26.          Sanctions and International Trade Compliance.

(a)           The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b)           Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.27.          Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28.         Vendors.

(a)          Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Vendors”).

(b)          Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.29.         Government Contracts.

(a)          The Company has delivered or made available prior to the date of this Agreement complete and correct copies of each Government Contract the term of which has not expired, as set forth on Section 4.29(a) of the Company Disclosure Letter (“Current Government Contract”).

(b)          To the Company’s Knowledge, within the last three (3) years, none of the Company or any of its Subsidiaries is or has been in material breach of or material default under the terms of any Government Contract including terms related to the protection of government information, required cybersecurity standards, and prohibitions on the use of certain products or services.

(c)          Each Current Government Contract was legally awarded and is binding on the parties thereto.

(d)          No Current Government Contract is subject to termination solely based on the consummation of the transactions contemplated by this Agreement due to any change in status or prohibition on any change of control provision set forth in such Current Government Contract.

(e)          To the Knowledge of the Company, within the last three (3) years, the representations, certifications and warranties made by the Company and its Subsidiaries with respect to Government Contracts were accurate in all material respects as of their effective dates.

(f)          Within the last three (3) years, neither the Company nor any of its Subsidiaries has received any written show cause, cure, deficiency, default, termination for convenience, bid protest, offset, disallowed, disputes or similar notice relating to any Government Contract.

(g)          To the Knowledge of the Company, within the last three (3) years, no event, condition or omission has occurred or currently exists that would reasonably be expected to constitute grounds for termination for cause or default of any Government Contract.

(h)          The Company and its Subsidiaries possess all facility security clearances and personnel security clearances necessary to conduct the business as it is currently being conducted as of the date hereof in all material respects and the Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to the facility security clearances, including those set forth in the National Industrial Security Program Operating Manual, the provisions of all applicable DD254 forms, and any applicable industrial Security Letter or similar guidance or regulation. The Company has no knowledge of any pending revocation of any facility clearance of the Company or any Subsidiary of the Company or any pending revocation of any personnel security clearance of any employee of the Company or any Subsidiary.

(i)          Neither the Company, its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred or suspended from bidding on any Governmental Contract, declared non-responsible or ineligible, or otherwise excluded from participation in the award of any Government Contract.

(j)          Neither the Company nor any of its Subsidiaries has, since January 1, 2018, undergone nor are they currently undergoing, any internal or external regulatory audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business.

(k)          Within the last three years, the U.S. Government has not loaned, bailed or otherwise furnished to the Company any personal property, equipment or fixtures necessary to perform any Government Contract.

(l)          With respect to each Government Contract, within the last three (3) years, (i) the Company has not received written notice of any claim by a Governmental Authority, prime contractor or subcontractor as a result of defective pricing, labor mischarging or improper payments on the part of the Company that could reasonably be expected to result in any material liability, and (ii) no cost in excess of $2,000,000 incurred by the Company has been disallowed for defective pricing, labor mischarging or improper payments on the part of Company, nor is any such cost the subject of any investigation, other than pursuant to routine audit.

Section 4.30.         Sufficiency of Assets. Except as set forth on Section 4.30 of the Company Disclosure Letter, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course. Notwithstanding the foregoing, this Section 4.30 shall not be deemed a representation or warranty regarding the non-infringement, validity or enforceability of Intellectual Property.

Section 4.31.         Compliance with Aviation Laws.

(a)          Except as set forth on Section 4.31(a) of the Company Disclosure Letter, except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) is in compliance with all applicable Laws, including all applicable Laws prescribed or administered by the United States Federal Aviation Administration (“FAA”) and Department of Transportation (“DOT”) under Title 14 of the Code of Federal Regulations and Title 49 of the United States Code (such Laws, collectively, the “Aviation Laws”), (ii) has not violated, been subject to an investigation with respect to or made voluntary disclosures with respect to potential violations of any Aviation Laws since January 1, 2017, and (iii) has not been cited by the FAA, DOT or other Governmental Authority for any material discrepancies or violations during inspections or audits since January 1, 2017.

(b)          Section 4.31(b) of the Company Disclosure Letter sets forth a true and complete list of each aircraft owned or leased by the Company and its Subsidiaries as of December 31, 2020 (each, an “Aircraft”), including the manufacturer, model, aircraft registration number and manufacturing year of each such Aircraft; provided, that such list shall not include those aircraft that are owned by third parties and managed by the Company or any of its Subsidiaries under aircraft management agreements (regardless of whether such management agreements are styled as “leases”) (“Aircraft Management Agreement Aircraft” or “AMA Aircraft”).

(c)          Except as set forth on Section 4.31(c) of the Company Disclosure Letter:

(i)          to the knowledge of the Company, each current employee of the Company and its Subsidiaries currently providing any flight, maintenance, operation or handling of the Aircraft or AMA Aircraft has all material required Licenses, certifications, training and competencies to provide such flight, maintenance, operation or handling of the Aircraft or AMA Aircraft;

(ii)         all Aircraft and AMA Aircraft are properly registered on the FAA aircraft registry and have a validly issued FAA standard certificate of airworthiness without limitations of any kind that is in full force and effect (except for the period of time any Aircraft or AMA Aircraft may be out of service and such certificate is suspended in connection therewith);

(iii)         upon acquisition or lease by the Company or any of its Subsidiaries, all Aircraft have for the past five (5) years and as of immediately prior to the Closing been, are being, or, with respect to Aircraft leased or subleased to another Person or AMA Aircraft, are required to be, maintained in all material respects according to applicable regulatory standards and the maintenance program of the aircraft operator approved by the FAA or the applicable Governmental Authority;

(iv)        all records required to be maintained for each Aircraft or AMA Aircraft (including, where applicable, back to birth records) are correct and complete in all material respects and are currently in the possession of the Company or its Subsidiaries (or, in the case of Aircraft or AMA Aircraft leased from a third party, being maintained in compliance with the terms (or waivers thereof) of the related lease); and

(v)          no Aircraft owned or leased by the Company or any of its Subsidiaries (excluding for this purpose, any AMA Aircraft) is subleased to or otherwise in the possession of another air carrier or another Person other than the Company or any of its Subsidiaries, to operate such Aircraft in air transportation or otherwise.

(d)          The Company, and any Subsidiary of the Company acting as an “Air Carrier” as defined in 49 USC § 40102(a)(2), is, and at the Effective Time shall be, a “Citizen of the United States” as defined in 49 USC § 40102(a)(15)(C).

(e)          Each of the Company’s Subsidiaries listed on Section 4.31(e) of the Company Disclosure Letter holds (i) a valid and current “Air Carrier Certificate” pursuant to 14 CFR Part 119 and associated operations specifications pursuant to 14 CFR Part 135, (ii) a DOT-approved “Air Taxi Operator” registration under 14 CFR Part 298, and (iii) a valid and current “Air Agency Certificate” pursuant to 14 CFR Part 145, as applicable to each Subsidiary for its operations. Section 4.31(e) of the Company Disclosure Letter sets forth a true and complete list of each License issued to the Company or any of its Subsidiaries by any Governmental Authority to sell or conduct air transportation, including each certificate issued pursuant to any section of Title 14 of the Code of Federal Regulations and all associated operations specifications thereunder.

(f)          Section 4.31(f) of the Company Disclosure Letter sets forth a true and complete list of each Supplemental Type Certificate or Parts Manufacturer Approval issued to the Company or any of its Subsidiaries by the FAA, pursuant to 14 CFR Part 21.

Section 4.32.         No Additional Representation or Warranties. Except as provided in and this Article IV and Article V, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror, Blocker Sub, Merger Sub or the Blocker Merger Subs or their respective Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror, Blocker Sub, Merger Sub or the Blocker Merger Subs or their Affiliates.

Article V

REPRESENTATIONS AND WARRANTIES OF the blockers

Except as set forth in the disclosure letter delivered to Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs by the Blockers on the date of this Agreement (the “Blocker Disclosure Letter”) (each section of which, subject to Section 12.9, qualifies the correspondingly numbered and lettered representations in this Article V), the Blockers severally, and not jointly, represent and warrant to Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs as follows:

Section 5.1.         Blocker Organization. Such Blocker is a corporation or limited liability company, as the case may be, duly formed or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Such Blocker has all the requisite corporate or company power and authority, as applicable, to own, lease or operate all of its assets and properties and to conduct its businesses as presently conducted. The Governing Documents of such Blocker, as amended to the date of this Agreement and as previously made available by or on behalf of such Blocker to Acquiror, are true, correct and complete. Such Blocker is duly licensed or qualified and in good standing as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to prevent or materially impair or materially delay such Blocker’s performance of its obligations hereunder, and was organized for the sole purpose of holding a direct or indirect equity interest in the Company.

Section 5.2.         Due Authorization. Such Blocker has all the requisite corporate or company power and authority, as applicable, to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The approval of such Blocker’s sole equityholder, which may be evidenced by its signature hereto or to the other documents to which it is a party pursuant to such Blocker’s Governing Documents, is the only vote or approval of the holders of any class or series of capital stock or equity of such Blocker necessary to adopt this Agreement and the other documents to which it is a party contemplated hereby and to consummate the transactions contemplated hereby and thereby, and such approval has been received prior to or on the date of this Agreement. The execution and delivery of this Agreement and the other documents to which such Blocker is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate or company actions, as applicable, and no other company or corporate proceedings on the part of such Blocker is necessary to authorize this Agreement and the other documents to which such Blocker is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which such Blocker is a party contemplated herby will be, duly and validly executed and delivered by such Blocker, and this Agreement constitutes, and on or prior to the Closing, the other documents to which such Blocker is a party contemplated hereby will constitute, a valid, legal and binding agreement and obligation of such Blocker, enforceable against such Blocker in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.3.         No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.4 and the approval by the Company of this Agreement, the execution and delivery by such Blocker of this Agreement and the documents to which such Blocker is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in any breach of, or default under the Governing Documents of such Blocker, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to such Blocker, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which such Blocker is a party or by which such Blocker may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Blocker, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (x) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Blocker to enter into and perform their obligations under this Agreement, or (y) be material to the Company and its Subsidiaries, taken as a whole.

Section 5.4.         Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs contained in this Agreement, no Governmental Authorization is required on the part of such Blocker with respect to such Blocker’s execution or delivery of this Agreement or the consummation by such Blocker of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Blocker to perform or comply with on a timely basis any material obligation of such Blocker under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the certificates of merger in connection with the Blocker Mergers of such Blocker in accordance with the DGCL and DLLCA, as applicable.

Section 5.5.         Capitalization. All the issued and outstanding shares or equity interests of such Blocker, as set forth on Section 5.5 of the Blocker Disclosure Letter, (a) have been duly authorized and validly issued and are fully paid and non-assessable; (b) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (i) the Governing Documents of such Blocker and (ii) any other applicable Contracts governing the issuance of such securities; (c) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of such Blocker or any Contract to which such Blocker is a party or otherwise bound other than those applicable to them in the Company’s Governing Documents; (d) are free and clear of any Liens other than those applicable to them in the Company’s Governing Documents; and (e) are owned and held, of record and beneficially, by such Blocker’s Blocker Owner or its nominee. Other than such Blocker’s shares or equity interests held by such Blocker’s Blocker Owner, there are no outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for such Blocker’s shares or equity interests, any other commitments, calls conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional equity interests, the sale of equity interests, or for the repurchase or redemption of equity interests of such Blocker or the value of which is determined by reference to equity interests of such Blocker, and there are no voting trusts, proxies or agreements of any kind which may obligate such Blocker to issue, purchase, register for sale, redeem or otherwise acquire any equity interests of such Blocker or vote such Blocker’s equity interests in any manner.

Section 5.6.          No Operations. Such Blocker (a) does not hold any assets, interests or investments, other than with respect to its ownership of Company Preferred Interests (as set forth opposite such Blocker in Section 5.6 of the Blocker Disclosure Letter), (b) does not have and has not had any employees, (c) has not conducted and does not conduct any business, other than business incidental to its direct or indirect ownership interest in the Company, (d) has no liabilities or obligations whatsoever other than those related to its ownership of Company Preferred Interests, (e) is not a party to any Contract other than such Blocker’s Governing Documents, the Company’s Governing Documents, any Contract relating to its equity investment in or expense reimbursement from the Company, and this Agreement and other documents related to the transactions contemplated hereby, (f) was formed for the sole purpose of owning equity interests in the Company and for no other purpose and (g) has no Subsidiaries or equity interests in any Person (other than the Company).

Section 5.7.          Litigation and Proceedings. There are no Actions of any kind whatsoever, at Law or in equity, pending, or to the knowledge such Blocker, threatened in writing against such Blocker.

Section 5.8.          Legal Compliance.

(a)          Each of the Blockers is, and for the past three (3) years has been, in compliance with all applicable Laws in all material respects.

(b)          None of the Blockers has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to the Blockers.

Section 5.9.          Brokers’ Fees. No agent, broker, investment banker, financial advisor or other Person is entitled to any commission, brokerage, finder’s fee or other similar fee or compensation in connection with the transactions contemplated hereby based upon arrangements made by such Blocker or any of its Affiliates for which Acquiror, the Company or any of their respective Subsidiaries has any obligation.

Section 5.10.         Foreign Status. Except as set forth in Section 5.10 of the Blocker Disclosure Letter, such Blocker is, and as of immediately prior to the Closing shall (a) not be a “foreign person” as defined in 31 CFR 800.224, (b) be a “Citizen of the United States” as defined in 49 USC § 40102(a)(15)(C) and (c) not be a “foreign interest” as defined in the National Industrial Security Program Operating Manual.

Section 5.11.         Taxes.

(a)          All income and other material Tax Returns required to be filed by or with respect to such Blocker have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) have been filed in a manner consistent with all the IRS Schedule K-1s received by such Blocker from the Company and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)          Such Blocker has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)          There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of such Blocker.

(d)          No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against such Blocker that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)          There are no material Tax audit or other examination of such Blocker presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of such Blocker.

(f)           Such Blocker has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to such Blocker, taken as a whole.

(g)          Such Blocker is not a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between such Blocker and its existing Subsidiaries and Contracts not primarily related to Taxes).

(h)          Such Blocker has not been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)           At all times since its formation until the Second Step Blocker Mergers, such Blocker has been properly treated as a corporation for U.S. federal and applicable state and local income Tax purposes.

(j)           Such Blocker (i) is not liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than Contracts not primarily related to Taxes) and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is such Blocker.

(k)          No written claim has been made to such Blocker by any Governmental Authority within the last thirty-six (36) months where such Blocker does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(l)           Subject to the accuracy and completeness of the representations in Section 4.15(l), such Blocker does not have and has never had a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m)         Subject to the accuracy and completeness of the representations in Section 4.15(m), such Blocker has not participated in a “listed transaction” within the meaning of Treasury Regulations 1.6011-4(b)(2).

(n)          Subject to the accuracy and completeness of the representations in Section 4.15(n), such Blocker will not be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, other than deferred revenue set forth on the most recent balance sheet or accrued in the ordinary course of business since such date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of such Blocker, the IRS has not proposed any such adjustment or change in accounting method.

(o)          Such Blocker has not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

(p)          Such Blocker has not taken any action, nor to the knowledge of such Blocker are there any facts or circumstances, that could reasonably be expected to prevent the Intended Tax Treatment.

Section 5.12.         No Additional Representation or Warranties. Except as provided in and this Article V, neither such Blocker nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror, Merger Sub, Blocker Sub, or the Blocker Merger Subs or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror, Merger Sub, Blocker Sub, or the Blocker Merger Subs or their Affiliates.

Article VI

REPRESENTATIONS AND WARRANTIES OF ACQUIROR, MERGER SUB,

BLOCKER SUB AND THE BLOCKER MERGER SUBS

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 6.8, Section 6.12 and Section 6.15), or (b) in the case of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, in the disclosure letter delivered by Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 12.9, qualifies the correspondingly numbered and lettered representations in this Article VI), Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs represent and warrant to the Company and each Blocker as follows:

Section 6.1.         Company Organization. Each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs has been duly incorporated, organized or formed and is validly existing as a corporation, limited liability company or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, Blocker Sub and the Blocker Merger Subs, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Each of Merger Sub, Blocker Sub and the Blocker Merger Subs has no assets or operations, other than those required to effect the transactions contemplated hereby. All of the equity interests of each of Merger Sub, Blocker Sub and the Blocker Merger Subs are held directly by Acquiror. Each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 6.2.          Due Authorization.

(a)          Each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by each of the Boards of Directors (or Persons performing the equivalent functions) of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, (B) determined by each of the Boards of Directors (or Persons performing the equivalent functions) of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs as advisable to Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs, the Acquiror Shareholders and the sole equityholder of each of Merger Sub, Blocker Sub and the Blocker Merger Subs, as applicable, and recommended for approval by the Acquiror Shareholders and the sole equityholder of each of Merger Sub, Blocker Sub and the Blocker Merger Subs, as applicable, and (C) duly and validly authorized and approved by Acquiror as the sole equityholder of Merger Sub, Blocker Sub and of the Blocker Merger Subs. No other company proceeding or action on the part of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, enforceable against Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)          Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i)          each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 9.2(c)(ii) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(ii)          each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 9.2(c)(ii), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(c)          The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs and the consummation of the transactions contemplated hereby, including the Closing.

(d)          At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 6.3.         No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs and the other documents contemplated hereby by Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs is a party or by which Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 6.4.         Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, nor are any assets of Acquiror’s, Merger Sub’s, Blocker Sub’s or the Blocker Merger Subs’ respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 6.5.         SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since September 25, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.6.          Internal Controls; Listing; Financial Statements.

(a)          Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since September 25, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)          Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)          Since September 25, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on the NYSE.

(d)          The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of July 15, 2020, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from July 7, 2020 (inception) through July 15, 2020, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)         There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)          Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 6.7.         Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company and Blockers contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs with respect to Acquiror’s, Merger Sub’s, Blocker Sub’s or the Blocker Merger Subs’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (iii) as otherwise disclosed on Section 6.7 of the Acquiror Disclosure Letter.

Section 6.8.         Trust Account. As of the date of this Agreement, Acquiror has at least $239,746,320 in the Trust Account (including, if applicable, an aggregate of approximately $7,875,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of September 22, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company and the Blockers contained herein and the compliance by the Company and the Blockers with its obligations hereunder, none of Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs on the Closing Date.

Section 6.9.            Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.10.           Absence of Changes. Since September 25, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 6.10 of the Acquiror Disclosure Letter, Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 6.11.          No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 6.12.          Capitalization of Acquiror.

(a)            As of the date of this Agreement, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 23,974,632 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 5,993,658 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)            Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Company Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 7,991,544 Acquiror Common Warrants and 4,529,950 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) September 25, 2021 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c)            Except as set forth in this Section 6.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d)            The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)            On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror, shares of Domesticated Acquiror Class A Common Stock for the portion of the PIPE Investment Amount set forth therein. Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms. There are no other agreements, side letters or arrangements between Acquiror and any PIPE Investor relating to any such Subscription Agreement that would materially adversely affect the obligation of such PIPE Investor to purchase from Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreement of such PIPE Investors and, as of the date of this Agreement, Acquiror does not have actual knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any such Subscription Agreement not being satisfied, or the portion of the PIPE Investment Amount set forth in such Subscription Agreement, not being available to Acquiror, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any such Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any such Subscription Agreement. Such Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement and the Ancillary Agreements, as applicable) to the obligations of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreements on the terms therein. No fees, cash consideration or other discounts are payable or have been agreed to be paid by Acquiror or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment.

(f)            Acquiror has no Subsidiaries apart from Merger Sub, Blocker Sub and the Blocker Merger Subs, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 6.13.            Brokers’ Fees. Except fees described in Section 6.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 6.14.            Indebtedness. None of Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs has any Indebtedness.

Section 6.15.            Taxes.

(a)            All income and other material Tax Returns required to be filed by or with respect to Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)            The Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c)            There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs.

(d)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs that remains unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)            There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs.

(f)            None of the Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Acquiror and its Subsidiaries, taken as a whole.

(g)            No written claim has been made by any Governmental Authority where the Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(h)            None of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between or among the Acquiror, Merger Sub, Blocker Sub and/or the Blocker Merger Subs and customary commercial contracts not primarily related to Taxes that were entered into with persons who are not Affiliates or equity owners of Acquiror).

(i)            None of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(j)            None of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs is liable for Taxes of any other Person (other than Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by contract (other than customary commercial contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(k)            None of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(l)            None of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of Acquiror, the IRS has not proposed any such adjustment or change in accounting method.

(m)            Neither the Acquiror nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

(n)            Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs have not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that would reasonably be expected to prevent the Intended Tax Treatment.

Section 6.16.            Business Activities.

(a)            Since formation, none of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs has conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs or to which Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs or any acquisition of property by Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs or the conduct of business by Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs.

(b)            Except for Merger Sub, Blocker Sub and the Blocker Merger Subs and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, none of Merger Sub, Blocker Sub or the Blocker Merger Subs owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)            Each of Merger Sub, Blocker Sub and the Blocker Merger Subs was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)            As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), none of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs is party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

(e)            Except as described in the Acquiror SEC Filings or in connection with the PIPE Investment, and except for the Subscription Agreements and the Registration Rights Agreement, the Sponsor Support Agreement and the other documents and transactions contemplated hereby and thereby, there are no transactions, Contracts, side letters, arrangements or understandings between Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, on the other hand.

Section 6.17.            Stock Market Quotation. As of the date hereof, the Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “ASPL”. As of the date hereof, the Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ASPL WS”. Acquiror is in compliance with the rules of the NYSE or Nasdaq, as applicable, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the NYSE or Nasdaq, as applicable. None of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.18.            Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and to the Company Equityholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 6.19.            No Outside Reliance. Notwithstanding anything contained in this Article VI or any other provision hereof, each of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 6.20.            No Additional Representation or Warranties. Except as provided in this Article VI, none of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs or any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs and their respective Subsidiaries and, except as provided in this Article VI, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VII

COVENANTS OF THE COMPANY

Section 7.1.            Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article XI (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements, as required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice; provided, that solely with respect to such obligation (and not with respect to any matter described in clauses (a)-(z) below), the Company or any of its Subsidiaries may take any action, including the establishment of any policy, procedure or protocol constituting COVID-19 Measures; provided, further, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of the Company and its Subsidiaries and/or the health and safety of its employees, customers and others with whom it has business dealings and (ii) the Company shall inform Acquiror in writing of any such actions prior to the taking thereof (or if not practicable, promptly thereafter) and shall consider in good faith any suggestions or modifications from Acquiror with respect thereto. Without limiting the generality of the foregoing, except as set forth on Section 7.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(a)            change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b)            make or declare any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any of the Company Interests or the equity interests of the Company or any of its Subsidiaries, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(c)            split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(d)            purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or (iii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards;

(e)            enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) or Section 4.29 of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business consistent with past practice or as required by Law;

(f)            sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

(g)            acquire any ownership interest in any real property;

(h)            except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee having an annual base salary less than or equal to $350,000 in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, including hiring or terminating the employment of any employee having an annual base salary greater than $350,000, other than terminations of employment for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(i)            acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)            (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except in each case of clauses (i) and (ii) in the ordinary course of business consistent with past practice;

(k)            (i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement (other than agreements that do not relate primarily to Taxes), (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(l)            take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment;

(m)            issue any additional Company Interests or securities exercisable for or convertible into Company Interests, other than the issuance of Company Common Interests upon the exercise of Company Options in the ordinary course of business under Company Incentive Plans and the applicable award agreement, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, or grant any additional Company Awards or other equity or equity-based compensation;

(n)            adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries;

(o)            waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

(p)            grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries (other than non-exclusive licenses granted to customers in the ordinary course of business consistent with past practice), or dispose of, abandon or permit to lapse any rights to any Company Registered Intellectual Property, except for the expiration (without opportunity to renew or extend) of Company Registered Intellectual Property in accordance with the applicable statutory term;

(q)            disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any material Trade Secret of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(r)            make or commit to make capital expenditures unrelated to the acquisition, financing and/or maintenance of aircraft in the ordinary course of business other than in an amount not in excess of the amount set forth on Section 7.1(r) of the Company Disclosure Letter, in the aggregate;

(s)            manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(t)            enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(u)            terminate without replacement or fail to use commercially reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(v)            waive the restrictive covenant obligations of any current or former senior, managerial or otherwise key employee of the Company or any of the Company’s Subsidiaries;

(w)            (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(x)            terminate without replacement or amend in a manner materially detrimental to the Company or any of its Subsidiaries, taken as a whole, any insurance policy insuring material risks to the business of the Company or any of the Company’s Subsidiaries;

(y)            create or incur any Lien (except for a Permitted Lien) on any material asset, other than Liens created or incurred under the Closing Date Indebtedness; or

(z)            enter into any agreement to do any action prohibited under this Section 7.1.

Section 7.2.            Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries and subject to any relevant COVID-19 Measures, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs or their respective representatives pursuant to this Section 7.2 shall be subject to the Confidentiality Agreement.

Section 7.3.            Preparation and Delivery of Additional Company Financial Statements.

(a)            The Company shall act in good faith to deliver to Acquiror, as soon as reasonably practicable following the date hereof, the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020, December 31, 2019 and December 31, 2018, the related consolidated statements of operations, members’ deficit and cash flows for each of the three (3) years in the period ended December 31, 2020, and the related notes, together with the report of the independent registered public accounting firm, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated Financial Statements”); provided, that upon delivery of such Updated Financial Statements, such financial statements shall be deemed “Audited Consolidated Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.8 shall be deemed to apply to such Audited Consolidated Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b)            If the Effective Time has not occurred prior to May 17, 2021, as soon as reasonably practicable following May 17, 2021, the Company shall deliver to Acquiror the condensed consolidated balance sheet as of March 31, 2021, and the related condensed consolidated statement of operations, members’ deficit and cash flows for the three (3) month period ended March 31, 2021 (the “Q1 2021 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 2021 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 2021 Financial Statements in the same manner as the Unaudited Condensed Consolidated Interim Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 7.4.            Affiliate Agreements. Prior to the Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, all Affiliate Agreements (other than those set forth on Section 7.4 of the Company Disclosure Letter) and obtain evidence reasonably satisfactory to Acquiror that such Affiliate Agreements have been terminated or settled, effective prior to the Closing.

Section 7.5.            Treatment of Existing Indebtedness.

(a)            Prior to the Closing, the Company shall have used commercially reasonable efforts to deliver (by the applicable date required under the terms of the applicable documentation governing the relevant Closing Date Indebtedness) any notices necessary to permit the prepayment, payoff, discharge and termination in full at the Closing of any Closing Date Indebtedness that the Company determines to pay off and terminate (or to cause to be paid off and terminated) at the Closing in its sole discretion.

(b)            Prior to or at the Closing, the Company shall deliver, or cause to be delivered, to Acquiror customary executed payoff letters dated as of the Closing Date (collectively, the “Payoff Letters”; drafts of which shall be provided to Acquiror no less than two (2) Business Days prior to the anticipated Closing Date), from the holders (or an agent (or similar Person) on behalf of all such holders) of any third-party Indebtedness for borrowed money of the Company and the Subsidiaries of the Company that the Company determines to pay (or to cause to be paid) at the Closing in its sole discretion (collectively, the “Closing Date Indebtedness”). Each of the Payoff Letters shall (i) be in form and substance reasonably satisfactory to Acquiror, (ii) confirm the aggregate outstanding amount (such amount under all Payoff Letters, collectively, the “Payoff Amount”) required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other outstanding and unpaid amounts under the applicable Closing Date Indebtedness as of the anticipated Closing Date, (iii) contain payment instructions for the applicable portion of the Payoff Amount (and the daily accrual of interest thereafter) and (iv) customarily evidence the satisfaction, irrevocable release and discharge of the Closing Date Indebtedness (including guarantees), and the agreement by such holders (or an agent (or similar Person) on behalf of all such holders) to release all Liens upon the payment of the applicable portion of the Payoff Amount in accordance with the relevant payment instructions, together with such other customary documents (including an authorization to file Uniform Commercial Code termination statements and applicable filings with the Federal Aviation Administration and the International Registry) and releases (in recordable form, if applicable) as are reasonably necessary to release all Liens (including mortgages) created in connection with the Closing Date Indebtedness.

Section 7.6.             Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions explicitly contemplated by this Agreement (including the PIPE Investment).

Article VIII

COVENANTS OF ACQUIROR

Section 8.1.            Employee Matters.

(a)            Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt (x) an incentive equity plan in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by Acquiror and the Company) (the “Incentive Equity Plan”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

(b)          No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 8.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 8.2.          Trust Account Proceeds and Related Available Equity.

(a)          If the amount of cash available in the Trust Account following the Acquiror Shareholders’ Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Acquiror or its Affiliates, as contemplated by Section 12.6) (the “Remaining Trust Amount”), is equal to or greater than the Minimum Remaining Trust Amount, then the condition set forth in Section 10.3(d) shall be satisfied; provided, that the parties to this Agreement do not have any intention as of the Effective Time to use, or to cause to be used, any amount of such Remaining Trust Amount to effect any additional repurchase, redemption or other acquisition of outstanding shares of Acquiror Common Stock within the six (6)-month period after the Closing.

(b)          Upon satisfaction or waiver of the conditions set forth in Article X and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 8.3.          Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the NYSE, and shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Acquiror Common Stock issuable in the Mergers and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing. Notwithstanding the foregoing, if the Company elects by written notice delivered to Acquiror, at least three (3) Business Days prior to the initial filing of the Proxy Statement/Registration Statement with the SEC pursuant to Section 9.2(a), Acquiror will delist the Acquiror Common Stock from the NYSE, effective as of no later than the Effective Time, and shall prepare and submit to Nasdaq Capital Market (“Nasdaq”) a listing application, in accordance with Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Mergers and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of the Acquiror Common Stock on Nasdaq from and after the Effective Time, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 8.4.          No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article XI, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives acting on its and their behalf, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning Acquiror or its Affiliates to any Person relating to, a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 8.5.          Acquiror Conduct of Business.

(a)          During the Interim Period, Acquiror shall, and shall cause Merger Sub, Blocker Sub and the Blocker Merger Subs to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment), as reasonably required to effect the Domestication or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub, Blocker Sub and the Blocker Merger Subs not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment or as reasonably required to effect the Domestication) or the Ancillary Agreements or as required by Law:

(i)          seek any approval from the Acquiror Shareholders, or otherwise take any action, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, except as contemplated by the Transaction Proposals;

(ii)           except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s, Merger Sub’s, Blocker Sub’s or the Blocker Merger Subs’ capital stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s, Merger Sub’s, Blocker Sub’s or the Blocker Merger Subs’ capital stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii)          (A) make or change any material election in respect of material Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(iv)          take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment;

(v)          other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)          incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (B) incurred among Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs;

(vii)          incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business or in connection with the transactions contemplated by this Agreement);

(viii)          other than with respect to the PIPE Investment, (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(ix)          enter into any agreement to do any action prohibited under this Section 8.5.

(b)          During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub, Blocker Sub and the Blocker Merger Subs) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 8.6.          Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)          the Board of Directors of Acquiror shall consist of eleven (11) directors, which directors shall initially include:

(i)          all directors to be designated by the Company (including two (2) designated by Delta under the Delta Investor Rights Agreement) pursuant to written notice to be delivered to Acquiror as soon as reasonably practicable following the date of this Agreement, other than the one (1) director designated by Acquiror pursuant to Section 8.6(a)(ii);

(ii)          one (1) director nominee to be designated by Acquiror, who shall be Ravi Thakran and who shall be assigned as a Class III Director pursuant to the Certificate of Incorporation of Acquiror effective as of the Effective Time; and

(iii)          one (1) board observer to be jointly designated by the Company’s Chief Executive Officer and Ravi Thakran, as soon as reasonably practicable following the date of this Agreement.

(b)          the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of NYSE or Nasdaq rules, as applicable, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time;

(c)          the initial officers of Acquiror shall be designated by the Company pursuant to written notice to be delivered to Acquiror as soon as reasonably practicable following the date of this Agreement who each shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time; and

(d)          the Managing Member of the Surviving Company shall be the Acquiror, which shall serve in such capacity in accordance with the terms of the A&R LLC Agreement following the Effective Time.

Section 8.7.          Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in the form attached as Exhibit A to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company), in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall convert automatically into a share of Domesticated Acquiror Class A Common Stock, on a one-for-one basis, and one-third of one Domesticated Acquiror Warrant.

Section 8.8.           Indemnification and Insurance.

(a)          From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company and its Subsidiaries) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of Acquiror and its Subsidiaries) (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or any of their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 8.8.

(b)          For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable (whichever premium being higher), for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 8.8 shall be continued in respect of such claim until the final disposition thereof.

(c)          Notwithstanding anything contained in this Agreement to the contrary, this Section 8.8 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 8.8.

(d)          On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 8.9.          Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 8.10.          PIPE Subscriptions.

(a)          Unless otherwise approved in writing by the Company, Acquiror shall not (i) enter into a new Subscription Agreement with any PIPE Investor, (ii) consent to the assignment or transfer of any Subscription Agreement to any Person, including any replacement of any such agreement, (iii) increase or decrease the subscription amount under any Subscription Agreement, including any termination thereof, or (v) permit any other amendment or modification to be made to, any other waiver (in whole or in part) of, or provide any other consent to modify, any provision or remedy under any of the Subscription Agreements that would increase conditionality or impose any new obligation on the Company or Acquiror; provided, that (x) no consent of the Company shall be required for any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) and (y) the Company’s consent shall not be unreasonably withheld, conditioned or delayed other than in the case of clause (i) or clause (iii) where an additional PIPE Investment would increase the PIPE Investment Amount above $550 million and in the case of clause (iv), which matters shall be determined in the Company’s sole discretion subject to reasonable consultation with Acquiror. Subject to the immediately preceding sentence, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to satisfy the conditions in the Subscription Agreements, and, if all conditions in the Subscription Agreements have been satisfied, to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

(b)          Without limiting Section 8.10(a), Acquiror shall give the Company prompt written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) to the knowledge of Acquiror by any party to any Subscription Agreement; (ii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (iii) if Acquiror does not expect to receive all or any portion of the PIPE Investment Amount pursuant to any Subscription Agreement.

Section 8.11.          Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Article IX

JOINT COVENANTS

Section 9.1.           HSR Act; Other Filings.

(a)          In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b)          Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)          Acquiror shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Company Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d)          With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e)          Each of the Company, on the one hand, and Acquiror, on the other hand, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

Section 9.2.          Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals; Resale Registration.

(a)          Registration Statement and Prospectus.

(i)          As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Warrants to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock and Acquiror Common Warrants and units comprising such in the Domestication, (B) the shares of Domesticated Acquiror Class A Common Stock that constitute a portion of the Aggregate Merger Consideration and (C) the Registrable Exchange Securities to the extent Form S-4 is available for such registration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or equityholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)          To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)          Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)          If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b)          Resale Registration.

(i)          To the extent that the resale of all of the Registrable Exchange Securities is not registered on the Proxy Statement/Registration Statement pursuant to Section 9.2(a)(C) above, Acquiror agrees to file with the SEC no later than the 30th calendar day following the Closing (the “Filing Deadline”) a shelf Registration Statement on Form S-1, or such other form under the Securities Act then available to Acquiror, providing for the resale of all of the Registrable Exchange Securities pursuant to Rule 415, from time to time, by the Company Equityholders (the “Resale Registration Statement”), which, for the avoidance of doubt, may be satisfied through the filing of a Form S-1 pursuant to the Registration Rights Agreement or the Subscription Agreements. Acquiror shall use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof if the SEC notifies Acquiror that it will “review” the Resale Registration Statement and (ii) the 10th business day after the date Acquiror is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review. The Resale Registration Statement shall provide for the resale from time to time, and pursuant to any method or combination of methods legally available (including, without limitation, an underwritten offering, a direct sale to purchasers or a sale through brokers or agents) to the Company Equityholders of any and all Registrable Exchange Securities.

(ii)          Promptly following the execution of this Agreement, Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) and jointly prepare the Resale Registration Statement to enable the Acquiror to file the Resale Registration Statement with the SEC no later than the Filing Deadline. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Resale Registration Statement to comply with the rules and regulations promulgated by the SEC. Acquiror and the Company shall reasonably cooperate (including causing their respective Subsidiaries and representatives to cooperate) to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Resale Registration Statement, and each of the Acquiror and the Company shall, respectively, furnish all information concerning itself, its Subsidiaries and its respective members or stockholders as may be reasonably required in connection with the foregoing. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by the other in connection with the Resale Registration Statement and the transactions contemplated thereby, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Resale Registration Statement and the transactions contemplated thereby.

(c)          Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (B) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Wheels Up Experience Inc.”, (C) amendment and restatement of Acquiror’s Governing Documents, in the form attached as Exhibit A and Exhibit B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Domestication, Mergers and PIPE Investment, (F) approval of the adoption by Acquiror of the equity plans described in Section 8.1, (G) the election of directors effective as of the Closing as contemplated by Section 8.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 9.2(c), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(d)          Company Equityholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Equityholder Approvals in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Equityholders (pursuant to the Company Holders Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the equityholders of the Company for the purpose of voting solely upon the matters covered by the Company Equityholder Approvals, as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall use its reasonable best efforts to obtain the Company Equityholder Approvals at such meeting of the equityholders of the Company and shall use its reasonable best efforts to take all other action necessary or advisable to secure the Company Equityholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective.

Section 9.3.          Support of Transaction. Without limiting any covenant contained in Article VII, or Article VIII Acquiror, the Company and each Blocker (solely with respect to its First Step Blocker Merger) shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as reasonably practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, the Company, the Blockers or their respective Affiliates are required to obtain in order to consummate the applicable Mergers, and (b) take such other action as soon as reasonably practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the applicable conditions of Article X or otherwise to comply with the applicable provisions of this Agreement and to consummate the applicable transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 9.3 will constitute a breach of Section 7.1.

Section 9.4.       Tax Matters. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall be borne and paid by Acquiror following the Effective Time or the Surviving Company. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes and to pay such Transfer Taxes shall do so within the time periods prescribed by Law. Acquiror, the Company, the Surviving Company and the Company Equityholders shall cooperate regarding the filing of any Tax Returns with respect to the Taxes that are the subject of this Section 9.4.

Section 9.5.      Section 16 Matters. Prior to the Effective Time, each of Acquiror and the Company, as applicable, shall use reasonable best efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the Company Interests (including derivative securities with respect to the Company Interests) and acquisitions of Acquiror Common Shares (including derivative securities with respect to Acquiror Common Shares) resulting from the transactions contemplated by this Agreement by each officer or director of Acquiror or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated hereby.

Section 9.6.      Cooperation; Consultation. Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and use reasonable best efforts to cause its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing (or refinancing) arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (i) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in the PIPE Investment following the consummation of the transactions contemplated hereby), (ii) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors and shall be subject to any limitations under applicable Law and to any applicable COVID-19 Measures. Without limiting the foregoing, for purposes of this Section 9.6, the Acquiror consents to the refinancing of any of the Credit Documents, to the extent the Company reasonably determines to do so and for which the Company has provided reasonable prior notice of any such refinancing, provided that (x) the consummation of such refinancing transactions will not be a condition to the Closing or serve as a basis to delay or prevent the Closing, (y) the aggregate principal amount of any such refinancings shall not exceed the aggregate principal amount of the debt being refinanced plus an amount equal to unpaid accrued interest thereon, and reasonable and customary fees and expenses incurred in connection with such refinancing and (z) any such refinancings (A) shall be on customary market terms available at such time as reasonably determined by the Company and Acquiror and (B) shall permit the consummation of the transactions contemplated by this Agreement without any consents, waivers and/or amendments thereto.

Section 9.7.      Blocker Activities. During the Interim Period, each of the Blockers shall not, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements, as required by Law or as consented to by the Company and Acquiror in writing, engage in any of the activities described in Section 5.6 hereof or modify its Governing Documents.

Article X

CONDITIONS TO OBLIGATIONS

Section 10.1.   Conditions to Obligations of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs and the Company. The obligations of Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs, the Blockers and the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)      The Acquiror Shareholder Approval shall have been obtained;

(b)      The Company Equityholder Approvals shall have been obtained;

(c)      The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d)      The waiting period or periods under the HSR Act and any other required regulatory approvals applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have obtained, expired or been terminated, as applicable;

(e)      There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(f)       Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(g)      The shares of Domesticated Acquiror Class A Common Stock to be issued in connection with the Mergers shall have been approved for listing on NYSE or, if elected by the Company pursuant to Section 8.3, Nasdaq; and

(h)      The Acquiror shall have received at least the Minimum PIPE Investment Amount in cash proceeds from the PIPE Investment.

Section 10.2.    Conditions to Obligations of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs. The obligations of Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs:

(a)      (i) The representations and warranties of the Company contained in the first sentence of Section 4.6(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements (including by Acquiror granting any consent under Section 7.1), (ii) the Company Fundamental Representations (other than the first sentence of Section 4.6(a)) and the Blocker Fundamental Representations shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements (including by Acquiror granting any consent under Section 7.1), and (iii) each of the representations and warranties of the Company and the Blockers contained in this Agreement other than the Company Fundamental Representations and the Blocker Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, that, for purposes of this Section 10.2(a) only, the representations and warranties set forth in Section 4.8(c) and Section 4.9 shall be true and correct solely as of the date of this Agreement, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)      Each of the covenants of each of the Company and the Blockers to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 10.2(b), a covenant of the Company or such Blocker shall only be deemed to have not been performed if the Company or such Blocker has materially breached such material covenant and failed to cure within twenty (20) days after written notice (or if earlier, the Agreement End Date);

(c)      There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

Section 10.3.   Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Company Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)      (i) The representations and warranties of Acquiror contained in Section 6.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement (including by the Company the granting of any consent under Section 8.5) and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 6.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b)      Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects (other than Section 9.2(b)); provided, that for purposes of this Section 10.3(b) a covenant of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, as applicable, shall only be deemed to have not been performed if Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs, as applicable, has materially breached such material covenant and failed to cure within twenty (20) days after written notice (or if earlier, the Agreement End Date);

(c)      The Domestication shall have been completed as provided in Section 8.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and

(d)      The Remaining Trust Amount shall be equal to or greater than the Minimum Remaining Trust Amount.

Section 10.4.    Conditions to the Obligations of the Blockers. The obligation of the Blockers to consummate, or cause to be consummated, the First Step Blocker Mergers is also subject to the satisfaction of the conditions set forth in Section 10.3, any one or more of which may be waived in writing by the Company.

Article XI

TERMINATION/EFFECTIVENESS

Section 11.1.    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a)      by written consent of the Company and Acquiror;

(b)      by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Company Merger illegal or otherwise preventing or prohibiting consummation of the Company Merger;

(c)      by the Company if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)      by the Company if there has been a Modification in Recommendation;

(e)      by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.2(a) or Section 10.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the date that is one-hundred and eighty (180) days after the date of this Agreement (the “Agreement End Date”), unless Acquiror is in material breach hereof;

(f)       by Acquiror if the Company Equityholder Approvals shall not have been obtained five (5) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or

(g)      by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs set forth in this Agreement, such that the conditions specified in Section 10.3(a) and Section 10.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 11.2.    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, the Blockers, Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 11.2 and Article XII and the Confidentiality Agreement shall survive any termination of this Agreement.

Article XII

MISCELLANEOUS

Section 12.1.     Trust Account Waiver. Each of the Company and the Blockers acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. Each of the Company and the Blockers further acknowledges that, as described in the prospectus dated September 22, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). Each of the Company and the Blockers acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company and the Blockers hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the right of each the Company or the Blockers to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that each of the Company or the Blockers may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 12.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 12.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if delivery or receipt is confirmed, but excluding any delivery that results in an automated reply, such as an out-of-office notification), addressed as follows:

(a)    If to Acquiror, Merger Sub, Blocker Sub or any of the Blocker Merger Subs prior to the Closing, or to Acquiror after the Effective Time, to:

Aspirational Consumer Lifestyle Corp.
1 King Seng Promenade
#18-07/12 Great World City
Singapore 237944

Attention:	Gilbert Ong
Email:	gilbert.ong@turmericap.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

(b)    If to the Company prior to the Closing, or to the Surviving Company after the Effective Time, to:

Wheels Up Partners Holdings LLC
601 West 26th Street
New York, New York 10001

Attention:	Chief Legal Officer
Email:	laura.heltebran@wheelsup.com

with copies to (which shall not constitute notice):

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019

Attention:	Thomas Yadlon
John Geelan
Email:	thomas.yadlon@arnoldporter.com
john.geelan@arnoldporter.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 12.4.   Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 12.5.   Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.16.

Section 12.6.   Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses, and (y) pay or cause to be paid, any transaction expenses of Acquiror (including such expenses incurred by Acquiror’s Affiliates on Acquiror’s behalf), in each of case (x) and (y), in accordance with Section 2.4(d). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 12.6 shall be paid upon consummation of the Company Merger and release of proceeds from the Trust Account. Any expenses incurred following the Effective Time, including any expenses related to any filings with the SEC, in connection with this Agreement and the transactions contemplated hereby, shall be borne and paid by Acquiror following the Effective Time or the Surviving Company.

Section 12.7.     Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 12.8.     Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.9.     Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.10.   Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Sponsor Support Agreement and Company Holders Support Agreement, and (c) the Mutual Nondisclosure Agreement, dated as of November 10, 2020, between Acquiror and the Company or its Affiliate (the “Confidentiality Agreement”) (clause (b) and (c), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11.   Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 12.12   Publicity.

(a)       All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 12.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12.12(a).

(b)       The restriction in Section 12.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any related filing shall be deemed not to violate this Section 12.12.

Section 12.13.  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14.  Jurisdiction; Waiver of Jury Trial.

(a)       Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 12.14.

(b)      EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.15.   Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 12.16.   Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)        Solely with respect to the Company, Blockers, Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, the Blockers, Acquiror, Merger Sub, Blocker Sub and the Blocker Merger Subs as named parties hereto; and

(b)        except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, the Blockers, Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Blockers, Acquiror, Merger Sub, Blocker Sub or the Blocker Merger Subs under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 12.17.   Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 12.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XII.

Section 12.18.   Conflicts and Privilege.

(a)        Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Aspirational Group”), on the one hand, and (y) the Surviving Company and/or any member of the Wheels Up Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Aspirational Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the Aspirational Group, on the one hand, and Skadden, on the other hand (the “Skadden Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Aspirational Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Company. Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Mergers.

(b)       Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Wheels Up Group”), on the one hand, and (y) the Surviving Company and/or any member of the Aspirational Group, on the other hand, any legal counsel, including Arnold & Porter Kaye Scholer LLP (“A&P”), that represented the Company prior to the Closing may represent any member of the Wheels Up Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Wheels Up Group, on the one hand, and A&P, on the other hand (the “A&P Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Wheels Up Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Company. Acquiror and the Company agree not to assert that any privilege has been waived as to the A&P Privileged Communications, by virtue of the Mergers.

Section 12.19.   Massachusetts Business Trust. A copy of the Agreement and Declaration of Trust of Fidelity Research and Management or one or more Affiliates thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Agreement is executed on behalf of the trustees of Fidelity Research and Management or such Affiliate(s) as trustees and not individually and that the obligations of this Agreement are not binding on any of the trustees, officers or stockholders of Fidelity Research and Management or any Affiliate thereof individually but are binding only upon GRTHCOCP Blocker, FSGRWCO Blocker, GROWTHCO Blocker, OTC Blocker and their assets and property.

Section 12.20.   DPJ Blocker. DPJ Blocker shall have the right, exercisable at any time by delivery of written notice to the Company and Acquiror on or prior to February 15, 2021, to designate that it shall no longer be considered a Blocker hereunder for any purpose, including, for the avoidance of doubt, for purposes of Blocker Merger IX (a “DPJ Blocker Withdrawal Notice”), which Blocker Merger shall no longer be contemplated hereunder as a transaction contemplated hereby. From and after the timely delivery by DPJ Blocker of a DPJ Blocker Withdrawal Notice, all references to Blocker Merger IX and DPJ Blocker Holdco shall be considered updated to refer to “intentionally omitted” or other suitable reference to indicate that Blocker Merger IX is no longer contemplated. For the avoidance of doubt, the delivery of a DPJ Blocker Withdrawal Notice shall have no effect on any transaction contemplated by this Agreement other than Blocker Merger IX, including the conversion of any Company Preferred Interests held by DPJ Blocker Holdco pursuant to Section 3.1(d) hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

ASPIRATIONAL CONSUMER LIFESTYLE CORP.

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer

KITTYHAWK MERGER SUB LLC
WHEELS UP BLOCKER SUB LLC

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer

KITTYHAWK BLOCKER SUB I INC.
KITTYHAWK BLOCKER SUB II INC.
KITTYHAWK BLOCKER SUB III INC.
KITTYHAWK BLOCKER SUB IV INC.
KITTYHAWK BLOCKER SUB V INC.
KITTYHAWK BLOCKER SUB VI INC.
KITTYHAWK BLOCKER SUB VII INC.
KITTYHAWK BLOCKER SUB VIII INC.
KITTYHAWK BLOCKER SUB IX INC.

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

WHEELS UP PARTNERS HOLDINGS LLC

By:	/s/ Kenneth Dichter
	Name:	Kenneth Dichter
	Title:	Chief Executive Officer

WHEELS UP NHF LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Joshua K. Spencer
	Name:	Joshua K. Spencer
	Title:	President

WHEELS UP NHT LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Joshua K. Spencer
	Name:	Joshua K. Spencer
	Title:	President

WHEELS UP USET LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Joshua K. Spencer
	Name:	Joshua K. Spencer
	Title:	President

GRTHCOCP WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

FSGRWCO WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

GROWTHCO WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

OTC WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

NEA 15 WHEELS UP HOLDINGS, LLC
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By: New Enterprise Associates 15, L.P., its Managing Member
By: NEA Partners 15, L.P., its general partner
By: NEA 15 GP, LLC, its general partner

By:	/s/ Stephanie S. Brecher
	Name:	Stephanie S. Brecher
	Title:	General Counsel

[Signature Page to Agreement and Plan of Merger]

DPJ HOLDCO INC.
(solely for the purposes of the Blocker Provisions (as defined in the Agreement))

By:	/s/ Kenneth W. Morge
	Name:	Kenneth W. Morge
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Exhibit B

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among (a) Aspirational Consumer Lifestyle Corp. (“Acquiror”), a Cayman Islands exempted company limited by shares, (b) KittyHawk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), (c) Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Blocker Sub”), (d) KittyHawk Blocker Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub I”), (e) KittyHawk Blocker Sub II Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub II”), (f) KittyHawk Blocker Sub III Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub III”), (g) KittyHawk Blocker Sub IV Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub IV”), (h) KittyHawk Blocker Sub V Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub V”), (i) KittyHawk Blocker Sub VI Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VI”), (j) KittyHawk Blocker Sub VII Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VII”), (k) KittyHawk Blocker Sub VIII Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub VIII”), (l) KittyHawk Blocker Sub IX Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Blocker Merger Sub IX”, and together with Blocker Merger Sub I, Blocker Merger Sub II, Blocker Merger Sub III, Blocker Merger Sub IV, Blocker Merger Sub V, Blocker Merger Sub VI, Blocker Merger Sub VII, Blocker Merger Sub VIII, the “Blocker Merger Subs”), (m) Wheels Up NHF LLC, a Delaware limited liability company (“WUNHF Blocker”), (n) Wheels Up NHT LLC, a Delaware limited liability company (“WUNHT Blocker”), (o) Wheels Up USET LLC, a Delaware limited liability company (“WUUSET Blocker”), (p)  GRTHCOCP WU Holdings LLC, a Delaware limited liability company (“GRTHCOCP Blocker”), (q) FSGRWCO WU Holdings LLC, a Delaware limited liability company (“FSGRWCO Blocker”), (r) GROWTHCO WU Holdings LLC, a Delaware limited liability company (“GROWTHCO Blocker”), (s) OTC WU Holdings LLC, a Delaware limited liability company (“OTC Blocker”), (t) NEA 15 Wheels Up Holdings, LLC, a Delaware limited liability company (“NEA15 Blocker”), (u) DPJ Holdco Inc., a Delaware corporation (“DPJ Blocker”, and together with WUNHF Blocker, WUNHT Blocker, WUUSET Blocker, GRTHCOCP Blocker, FSGRWCO Blocker, GROWTHCO Blocker, OTC Blocker and NEA15 Blocker, the “Blockers”), and (v) Wheels Up Partners Holdings LLC, a Delaware limited liability company (the “Company”), is made and entered into as of [•], 2021, by and among Acquiror, Merger Sub, Blocker Sub, the Blocker Merger Subs, the Blockers and the Company.

WHEREAS, the parties hereto now desire to make certain amendments to the Merger Agreement as further described herein; and

WHEREAS, Section 12.11 of the Merger Agreement provides that the Merger Agreement may be amended or modified in whole or in part by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

 A-I-1

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Amendment and the Merger Agreement, for good and valuable consideration, the value, receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.            Defined Terms. Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to such terms in the Merger Agreement.

2.            Amendments to the Merger Agreement. The Merger Agreement is hereby amended as follows:

a.            Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Wheels Up RI Units” and inserting the following defined term in the appropriate alphabetical order:

“Rollover Restricted Stock” means the shares of Domesticated Acquiror Class A Common Stock subject to a Rollover Restricted Interest Award.

b.            Each of the following definitions as set forth in Section 1.1 of the Merger Agreement is hereby deleted and replaced in its entirety with the following, as applicable:

“Distributable Aggregate Merger Consideration” means the aggregate number of shares of Domesticated Acquiror Class A Common Stock into which the Blocker Equity Interests (other than Cancelled Blocker Interests), Company Common Interests (other than any Company Common Interests subject to Company Awards) and Company Preferred Interests (other than Company Preferred Interests held by any Blockers or Blocker Sub) are converted into the right to receive pursuant to Section 3.1(a), Section 3.1(d) and Section 3.1(d) hereof, respectively.

“First Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations of Wheels Up PI Units and Rollover Restricted Stock between the Effective Time and the First Earnout Achievement Date.

“Second Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations of Wheels Up PI Units and Rollover Restricted Stock between the Effective Time and the Second Earnout Achievement Date.

“Third Earnout Fully Diluted Shares” means the Effective Time Company Fully Diluted Shares less the number of Profits Interests and Restricted Interests as of immediately prior to the Effective Time corresponding to any respective forfeitures or cancellations of Wheels Up PI Units and Rollover Restricted Stock between the Effective Time and the Third Earnout Achievement Date.

 A-I-2

“Wheels Up Exchangeable Units” means Wheels Up PI Units and Wheels Up EO Units.

c.            Section 3.2(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(a)  Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Distributable Aggregate Merger Consideration to the Company Equityholders (other than the Blockers and Blocker Sub) and the Blocker Owners. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Domesticated Acquiror Class A Common Stock comprising the Distributable Aggregate Merger Consideration.

d.            The phrase “Unless otherwise agreed to by the parties” is hereby inserted at the beginning of the first sentence of Section 3.2(b) of the Merger Agreement.

e.            Section 3.3(c) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(c)  As of the Effective Time, in respect of each Restricted Interest Award that is outstanding immediately prior to the Effective Time, the corresponding Restricted Interest shall be converted into (i) an award of Domesticated Acquiror Class A Common Stock (a “Rollover Restricted Interest Award”), with substantially the same terms and conditions as were applicable to such Restricted Interest Award immediately prior to the Effective Time, including the same vesting and termination-related provisions, except that such Rollover Restricted Interest Award shall consist of that number of shares of Rollover Restricted Stock equal to the product of (1) the number of Restricted Interests subject to such Restricted Interest Award immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, and (ii) a number of Wheels Up EO Units equal to the product of (1) the quotient of (A) the number of Restricted Interests subject to such Restricted Interest Award immediately prior to the Effective Time, divided by (B) the Effective Time Company Fully Diluted Shares, multiplied by (2) 9,000,000, which such Wheels Up EO Units shall be subject to vesting as provided in Section 3.4 and the A&R LLC Agreement and to such other terms and conditions as are in effect with respect to such Restricted Interests Award immediately prior to the Effective Time, including with respect to vesting and termination-related provisions. For the avoidance of doubt, MIP RI LLC shall be the initial record holder of all Rollover Restricted Stock and Wheels Up EO Units received pursuant to this Section 3.3(c), and, with respect to the Rollover Restricted Stock, shall make a distribution of such Rollover Restricted Stock on the Closing Date to the holders of the corresponding restricted interests in MIP RI LLC, which shares of Rollover Restricted Stock shall, for the avoidance of doubt, remain subject to the terms of the applicable Rollover Restricted Interest Award following such distribution.

 A-I-3

f.            Section 3.3(d) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

(d)  The Company shall take all necessary actions to effect the treatment of Company Options, Profit Interest Awards and Restricted Interest Awards pursuant to Sections 3.3(a), 3.3(b) and 3.3(c) in accordance with the Company Incentive Plans and the applicable award agreements, including obtaining any necessary approvals and consents, and to ensure that no Rollover Option may be exercised, and no Wheels Up PI Unit may be exchanged for a share of Domesticated Acquiror Class A Common Stock, prior to the effective date of an applicable registration on Form S-8 (or other applicable form, including Form S-1 or Form S-4) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Awards will be granted under the Company Incentive Plans or in respect of any equity reserve provided thereunder.

g.            Item (a)(1) of Section 4.6 of the Company Disclosure Letter is hereby amended as set forth on Schedule A hereto.

3.            Miscellaneous. The provisions contained in Sections 11.1 (Termination), 11.2 (Effect of Termination), 12.3 (Notices), 12.4 (Assignment), 12.5 (Rights of Third Parties), 12.6 (Expenses), 12.7 (Governing Law), 12.8 (Headings; Counterparts), 12.11 (Amendments), 12.13 (Severability), 12.14 (Jurisdiction; Waiver of Jury Trial), 12.15 (Enforcement) and 12.16 (Non-Recourse) of the Merger Agreement are hereby incorporated by reference into this Amendment, mutatis mutandis, and made a part of this Amendment as if set forth fully herein.

4.            Merger Agreement. Except as expressly amended, modified and/or supplemented by this Amendment, all terms, conditions and provisions of the Merger Agreement are and will remain in full force and effect and as hereby amended are hereby ratified and confirmed by the parties to the Merger Agreement and this Amendment in all respects. Without limiting the generality of the foregoing, the amendments, modifications and/or supplements contained herein will not be construed as an amendment to or waiver of any other provision of the Merger Agreement or as a waiver of or consent to any further or future action on the part of either party that would require the waiver or consent of the other party. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Merger Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Merger Agreement and the Ancillary Agreements will mean and be a reference to the Merger Agreement, as amended, modified and/or supplemented by this Amendment. In the event of any inconsistency or conflict between the terms and provisions of the Merger Agreement, on the one hand, and this Amendment, on the other hand, the terms and provisions of this Amendment shall govern and control.

 A-I-4

5.            Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed copy of this Amendment delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Signature page follows]

 A-I-5

IN WITNESS WHEREOF, the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

ASPIRATIONAL CONSUMER LIFESTYLE CORP.

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer

KITTYHAWK MERGER SUB LLC
WHEELS UP BLOCKER SUB LLC

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer

KITTYHAWK BLOCKER SUB I INC.
KITTYHAWK BLOCKER SUB II INC.
KITTYHAWK BLOCKER SUB III INC.
KITTYHAWK BLOCKER SUB IV INC.
KITTYHAWK BLOCKER SUB V INC.
KITTYHAWK BLOCKER SUB VI INC.
KITTYHAWK BLOCKER SUB VII INC.
KITTYHAWK BLOCKER SUB VIII INC.
KITTYHAWK BLOCKER SUB IX INC.

By:	/s/ Kenneth Dichter
	Name:	Kenneth Dichter
	Title:	Chief Executive Officer

WHEELS UP PARTNERS HOLDINGS LLC

By:	/s/ Kenneth Dichter
	Name:	Kenneth Dichter
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

WHEELS UP NHF LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Joshua K Spencer
	Name:	Joshua K Spencer
	Title:	President

WHEELS UP NHT LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Joshua K Spencer
	Name:	Joshua K Spencer
	Title:	Vice President

WHEELS UP USET LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Joshua K Spencer
	Name:	Joshua K Spencer
	Title:	Vice President

GRTHCOCP WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

FSGRWCO WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

GROWTHCO WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

OTC WU HOLDINGS LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Jonathan Davis
	Name:	Jonathan Davis
	Title:	Authorized Signatory

NEA 15 WHEELS UP HOLDINGS, LLC
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By: New Enterprise Associates 15, L.P., its Managing Member

By: NEA 15 GP, LLC, its general partner

By:	/s/ Stephanie S. Brecher
	Name:	Stephanie S. Brecher
	Title:	General Counsel

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

DPJ HOLDCO INC.
(solely for the purposes of the Blocker Provisions (as defined in the Merger Agreement))

By:	/s/ Kenneth W. Morge
	Name:	Kenneth W. Morge
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit C

EXECUTION VERSION

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 13, 2021, is made and entered into by and among Wheels Up Experience Inc., a Delaware corporation (the “Company”) (formerly known as Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), Aspirational Consumer Lifestyle Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), certain equityholders of Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”) set forth on Schedule 1 hereto (such equityholders, the “Wheels Up Holders”), Leo Austin, Neil Jacobs and Frank Newman (together with Leo Austin and Neil Jacobs, the “Director Holders” and, collectively with the Sponsor, the Wheels Up Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company, the Sponsor and the Director Holders are party to that certain Registration Rights Agreement, dated as of September 25, 2020 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of February 1, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Wheels Up, Kitty Hawk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Wheels Up Holders received shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”, which term includes the shares of Rollover Restricted Stock (as defined in the Merger Agreement) issued to certain holders in accordance with the terms and conditions set forth in the Merger Agreement);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Wheels Up Holders received Rollover Profits Interest Awards, Rollover Restricted Interest Awards and/or Rollover Options, each as defined in the Merger Agreement (“Equity Awards”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Wheels Up Holders have the right to receive Earnout Shares and Wheels Up EO Units, each as defined in the Merger Agreement (collectively, the “Earnout Securities”), in accordance with the terms and conditions set forth in the Merger Agreement;

WHEREAS, on the date hereof, certain Wheels Up Holders and certain other investors (such other investors, collectively, the “Third Party Investor Stockholders”) purchased an aggregate of 55,000,000 shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreement, each dated as of February 1, 2021, entered into by and between the Company and certain Wheels Up Holders and Third Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1            Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“A&R LLC Agreement” shall mean the Seventh Amended and Restated LLC Agreement of Wheels Up, dated as of July 13, 2021.

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, (iii) the Company has a bona fide business purpose for not making such information public and (iv) such disclosure would be reasonably likely to have an adverse impact on the Company.

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“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 6.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Holders” shall have the meaning given in the Preamble hereto.

“Equity Awards” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated as of September 22, 2020, by and among the Company, the Sponsor, the Director Holders and each of the other parties thereto.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

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“Lock-up Parties” shall mean Sponsor, the Director Holders and the Wheels Up Holders and their respective Permitted Transferees (with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares).

“Lock-up Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33.33% of the Lock-up Shares held by each Lock-up Party and their respective Permitted Transferees (determined as if, with respect to any Equity Awards that are net settled, such Equity Awards were instead cash settled), the date on which the VWAP (as defined in the Merger Agreement) of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least thirty (30) days after the Closing Date, and (b) for an additional 50% of the Lock-up Shares held by each Lock-up Party and their respective Permitted Transferees (determined as if, with respect to any Equity Awards that are net settled, such Equity Awards were instead cash settled), the date on which the VWAP of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least thirty (30) days after the Closing Date. For the avoidance of doubt, the Lock-up Period for any Lock-up Shares for which the Lock-up Period has not ended on the date that is 180 days after the Closing Date shall end on such 180th day after the Closing Date.

“Lock-up Shares” shall mean with respect to (i) the Sponsor and its Permitted Transferees, the shares of Common Stock held by the Sponsor immediately following the Closing (other than the Investor Shares or shares of Common Stock acquired in the public market), (ii) the Director Holders and their respective Permitted Transferees, the shares of Common Stock held by the Director Holders immediately following the Closing (other than the Investor Shares or shares of Common Stock acquired in the public market) and (iii) the Wheels Up Holders and their respective Permitted Transferees, (a) the shares of Common Stock, Equity Awards and any other equity securities convertible into or exercisable or exchangeable for shares of Common Stock held by the Wheels Up Holders immediately following the Closing or shares of Common Stock issued with respect to or in exchange for Equity Awards on or after the Closing as permitted by this Agreement (other than the Investor Shares or shares of Common Stock acquired in the public market) and (b) any Earnout Securities and the shares of Common Stock issued with respect to or in exchange for such Earnout Securities (if applicable).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

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“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor, the Director Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 or the Insider Letter and any other applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Wheels Up Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any shares of Common Stock issued with respect to or in exchange for Wheels Up PI Units; (d) any Additional Holder Common Stock; and (e) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)            all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)            fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)            printing, messenger, telephone and delivery expenses;

(D)            reasonable fees and disbursements of counsel for the Company;

(E)            reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)            in an Underwritten Offering, Block Trade or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

6

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Third Party Investor Stockholders” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Wheels Up” shall have the meaning given in the Preamble hereto.

“Wheels Up Holders” shall have the meaning given in the Preamble hereto.

“Wheels Up PI Units” means the equity interests of Wheels Up designated as “PI Units” in the A&R LLC Agreement.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

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ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1            Shelf Registration.

2.1.1            Filing. Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.5.

2.1.2            Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.5, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.5.

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2.1.3            Additional Registrable Securities. Subject to Section 3.5, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor, a Wheels Up Holder or a Director Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor, the Wheels Up Holders and the Director Holders.

2.1.4            Requests for Underwritten Shelf Takedowns. Subject to Section 3.5, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a Wheels Up Holder (any of the Sponsor or a Wheels Up Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $100 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and a Wheels Up Holder may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

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2.1.5            Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6            Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Wheels Up Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Wheels Up Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or a Wheels Up Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Wheels Up Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred (i) in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6 and (ii) following a Withdrawal Notice if the Sponsor or a Wheels Up Holder elects to have the Company continue an Underwritten Shelf Takedown as set forth above.

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2.2            Piggyback Registration.

2.2.1            Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

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2.2.2            Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)            if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)            if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)            if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

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2.2.3            Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4            Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3            Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) a Holder participating in such Underwritten Offering and holding in excess of one percent (1%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement, the Investor Shares or shares of Common Stock acquired in the public market), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent (in each case, any discretionary release from such lock-up to apply on a pro rata basis among such Holders) or to a transferee of such Holder that is one of the persons described in Section 5.2(a)-(h) of this Agreement with respect to such Holder. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4            Block Trades; Other Coordinated Offerings.

2.4.1            Notwithstanding any other provision of this Article II, but subject to Section 3.5, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $100 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall, where applicable, use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

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2.4.2            Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3            Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4            The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5            A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1           General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1            prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2            prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

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3.1.3            prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4            prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5            cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6            provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7            advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

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3.1.8            at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.5), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9            notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;

3.1.10            in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; provided, further, that the participation of such representatives, Underwriters or financial institutions does not diminish the Company’s responsibility for Registration Expenses in connection with such Underwritten Offering, Block Trade, Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration or as otherwise set forth in this Agreement;

3.1.11            obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12            in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

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3.1.13            in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14            make available to its security holders, as soon as reasonably practicable, statement of operations covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15            with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16            otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration, including by providing responses to customary due diligence requests made in connection therewith.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2            Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3            Stock Distributions. In connection with any Shelf or Shelf Takedown, if the Company shall receive a request from a Holder of Registrable Securities to effectuate a pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners, stockholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Act may be removed upon such distribution or other transfer of such Registrable Securities pursuant to such Registration, provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) days an affiliate of Parent (as defined in Rule 405 promulgated under the Act). The Company’s obligations hereunder are conditioned upon the receipt of a representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities.

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3.4            Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved in good faith by the Company subject to its obligations in Section 3.1.13 and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.5            Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.5.1            Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice and that the Company shall be responsible for Registration Expenses in connection with correcting the Misstatement), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.5.2            Subject to Section 3.5.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

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3.5.3            Subject to Section 3.5.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.5.4            The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 or a registered offering pursuant to Section 3.5.3 shall be exercised by the Company, in the aggregate, for not more than seventy-five (75) consecutive calendar days or more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12)-month period.

3.6            Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1            Indemnification.

4.1.1            The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from (a) any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein, or (b) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities law or any rule or regulation thereunder. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.1.2            In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3            Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5            If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1            Lock-Up. Subject to Section 5.2, each Lock-up Party agrees that (a) it shall not Transfer any Lock-up Shares, (b) it shall not exchange any Wheels Up PI Unit or Wheels Up EO Unit for shares of Common Stock and (c) it shall not exercise a Rollover Option (as defined in the Merger Agreement) unless (i) such Lock-Up Party’s employment with the Company or one of its subsidiaries has been terminated and such Rollover Option would expire prior to the end of the Lock-up Period or (ii) such Rollover Option is exercised for cash only, in each case of (a)-(c) prior to the end of the Lock-up Period (the “Lock-up”).

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5.2            Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party, any affiliates of such Lock-up Party, or any related investment funds or vehicles controlled, advised, sub-advised or managed by such persons or entities or their respective affiliates, including the same investment adviser, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled, advised, sub-advised or managed by such persons or entities or their respective affiliates, including the same investment adviser; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (g) to the Company; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE V with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares.

5.3            Termination of Existing Lock-Up. The lock-up provisions in this ARTICLE V shall supersede the lock-up provisions contained in Section 7 of the Insider Letter, which provisions in Section 7 of the Insider Letter shall be of no further force or effect as of the date of this Agreement.

5.4            Pro Rata Release. In the event that, during the Lock-Up Period, there is any release or waiver of any prohibition set forth in this ARTICLE V on the Transfer of Lock-Up Shares held by any director, officer or Holder of greater than 1% of the Company’s outstanding Common Stock, the same percentage of the total number of outstanding shares of Common Stock held by each Holder on the date of such release or waiver as the percentage of the total number of outstanding shares of Common Stock held by such director, officer or Holder of greater than 1% of the Company’s outstanding Common Stock on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from the applicable prohibitions set forth herein, and the Company shall promptly provide written notice to all applicable Holders of such release or waiver.

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ARTICLE VI

MISCELLANEOUS

6.1            Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 601 West 26th Street, New York, NY 10001; Attention: Chief Legal Officer; Email: laura.heltebran@wheelsup.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2            Assignment; No Third Party Beneficiaries.

6.2.1            This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2            Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Wheels Up Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Wheels Up Holders shall be permitted to transfer its rights hereunder as the Wheels Up Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Wheels Up Holder (it being understood that no such transfer shall reduce or multiply any rights of such Wheels Up Holder or such transferees), and (y) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees), which, for the avoidance of doubt, shall include a transfer of its right in connection with a distribution of any Registrable Securities held by Sponsor to its members.

6.2.3            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4            This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2.

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6.2.5            No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3            Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4            Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

6.5            TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6            Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Wheels Up Holder so long as such Wheels Up Holder and its affiliates hold, in the aggregate, shares of Common Stock and/or Wheels Up PI Units, which together represent on an as-converted basis, at least two percent (2%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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6.7            Other Registration Rights. Other than (i) the Third Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements (if applicable) and (ii) as provided in the Warrant Agreement, dated as of September 25, 2020, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without (a) the prior written consent of (i) the Sponsor (for so long as the Sponsor and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company), (ii) upon a transfer by the Sponsor pursuant to Section 6.2.2(y), a majority-in-interest of such Permitted Transferees of the Sponsor (so long as such Permitted Transferees of the Sponsor hold any Registrable Securities), and (iii) each Wheels Up Holder which, together with its affiliates hold, in the aggregate, shares of Common Stock and Wheels Up PI Units, which together represent on an as-converted basis, at least one percent (1%) of the outstanding shares of Common Stock of the Company, or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8            Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.6 and Article IV shall survive any termination.

6.9            Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10            Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor, and each Wheels Up Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least two percent (2%) of the outstanding shares of Common Stock of the Company, taking into account any Wheels Up PI Units held by such Holder and its affiliates on an as-converted basis), the Company may make any person or entity who acquires Common Stock or Wheels Up PI Units, or rights to acquire Common Stock or Wheels Up PI Units after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock and Wheels Up PI Units then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

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6.11            Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12            Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

6.13            Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Wheels Up Experience Inc.
a Delaware corporation

By:	/s/ Kenneth Dichter
	Name:	Kenneth Dichter
	Title:	Chief Executive Officer

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDERS:

Aspirational Consumer Lifestyle Sponsor LLC
a Cayman Islands limited liability company

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Manager

[Signature Page to Amended and Restated Registration Rights Agreement]

Delta Air Lines,Inc.

By:	/s/ Kenneth W. Morge
	Name:	Kenneth W. Morge
	Title:	Senior V.P.-Finance& Treasurer

[Signature Page to Amended and Restated Registration Rights Agreement]

T. Rowe Price New Horizons Fund, Inc.

By:	/s/ Matthew Dow
Name: Matthew Dow
Title: Vice President, Senior Legal Counsel

[Signature Page to Amended and Restated Registration Rights Agreement]

T. Rowe Price New Horizons Trust

By:	/s/ Matthew Dow
Name: Matthew Dow
Title: Vice President, Senior Legal Counsel

[Signature Page to Amended and Restated Registration Rights Agreement]

T. Rowe Price U.S. Equities Trust

By:	/s/ Matthew Dow
Name: Matthew Dow
Title: Vice President, Senior Legal Counsel

[Signature Page to Amended and Restated Registration Rights Agreement]

Fidelity Growth Company Commingled Pool

By: Fidelity Management Trust Company as Trustee

By:	/s/ James Wegmann
Name:	James Wegmann
Title:	Authorized Signatory

[Signature Page to Amended and Restated Registration Rights Agreement]

Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund

By:	/s/ James Wegmann
Name:	James Wegmann
Title:	Authorized Signatory

[Signature Page to Amended and Restated Registration Rights Agreement]

Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund

By:	/s/ James Wegmann
Name:	James Wegmann
Title:	Authorized Signatory

[Signature Page to Amended and Restated Registration Rights Agreement]

Fidelity Securities Fund: Fidelity OTC Portfolio

By:	/s/ James Wegmann
Name:	James Wegmann
Title:	Authorized Signatory

[Signature Page to Amended and Restated Registration Rights Agreement]

New Enterprise Associates 15, L.P.

By:	/s/ Louis S. Citron
Name:	Louis S. Citron
Title:	Chief Legal Officer

[Signature Page to Amended and Restated Registration Rights Agreement]

Talon Aviation, Inc.

By:	/s/ Gregg Fahrenbruch
Name:	Gregg Fahrenbruch
Title:	CEO

[Signature Page to Amended and Restated Registration Rights Agreement]

Franklin Growth Opportunities Fund

/s/ Michael McCarthy

By:	Franklin Advisers, Inc., as investment manager
By:	Michael McCarthy
Title:	EVP and CIO

[Signature Page to Amended and Restated Registration Rights Agreement]

Franklin Small Cap Growth Fund

/s/ Michael McCarthy

By:	Franklin Advisers, Inc., as investment manager
By:	Michael McCarthy
Title:	EVP and CIO

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Kenneth Dichter
Kenneth Dichter

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Lee Applbaum
Lee Applbaum

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Thomas W. Bergeson
Thomas W. Bergeson

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Dan Crowe
Dan Crowe

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Stephanie Chung
Stephanie Chung

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Lee Gossett
Lee Gossett

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Greg Greeley
Greg Greeley

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Henry Schachar
Henry Schachar

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Laura Heltebran
Laura Heltebran

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Jason Horowitz
Jason Horowitz

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Eric Jacobs
Eric Jacobs

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Francesca Molinari
Francesca Molinari

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Ken Napolitano
Ken Napolitano

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Daniel Tharp
Daniel Tharp

[Signature Page to Amended and Restated Registration Rights Agreement]

Hangar X Holdings LLC

By:	/s/ Daniel Tharp
Name: Daniel Tharp
Title: Managing Member

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ David Adelman
David Adelman

[Signature Page to Amended and Restated Registration Rights Agreement]

Darco Wheels Up LLC

By:	/s/ David Adelman
Name: David Adelman
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Timothy Armstrong
Timothy Armstrong

[Signature Page to Amended and Restated Registration Rights Agreement]

Polar Capital Group, LLC

By:	/s/ Donald Armstrong Jr.
Name: Donald Armstrong Jr
Title: Manager

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Chih Cheung
Chih Cheung

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Alan Goldfarb
Alan Goldfarb

[Signature Page to Amended and Restated Registration Rights Agreement]

AMN Partners LLC

By:	/s/ Alan Goldfarb
Name: Alan Goldfarb
Title: Authorized Signatory

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Eric Phillips
Eric Phillips

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Brian Radecki
Brian Radecki

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Erik Snell
Erik Snell

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Leo Austin
Leo Austin

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Neil Jacobs
Neil Jacobs

[Signature Page to Amended and Restated Registration Rights Agreement]

/s/ Frank Newman
Frank Newman

[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1

Wheels Up Holders

1.	Delta Air Lines, Inc.
2.	T. Rowe Price New Horizons Fund, Inc.
3.	T. Rowe Price New Horizons Trust
4.	T. Rowe Price U.S. Equities Trust
5.	Mag & Co fbo Fidelity Growth Company Commingled Pool
6.	Mag & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund
7.	Powhattan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund
8.	Booth & Co fbo Fidelity Securities Fund: Fidelity OTC Portfolio
9.	New Enterprise Associates 15, L.P.
10.	Talon Aviation, Inc.
11.	Franklin Growth Opportunities Fund
12.	Franklin Small Cap Growth Fund
13.	Kenneth Dichter
14.	Lee Applbaum
15.	Thomas W. Bergeson
16.	Dan Crowe
17.	Stephanie Chung
18.	Lee Gossett
19.	Greg Greeley
20.	Henry Schachar
21.	Laura Heltebran
22.	Jason Horowitz
23.	Eric Jacobs
24.	Francesca Molinari
25.	Ken Napolitano
26.	Daniel Tharp
27.	Hangar X Holdings LLC
28.	David Adelman
29.	Darco Wheels Up LLC
30.	Timothy Armstrong
31.	Polar Capital Group, LLC
32.	Chih Cheung
33.	Alan Goldfarb
34.	AMN Partners, LLC
35.	Eric Phillips*
36.	Brian Radecki
37.	Erik Snell*

* Such individuals are included in their capacities as directors only and are not equityholders of Wheels Up or the Company.

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [●], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Wheels Up Experience Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [________].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of ____________, 20__

Wheels Up Experience Inc.

By:
Name:
Its:

Exhibit D

Execution Version

FORM OF SEVENTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WHEELS UP PARTNERS HOLDINGS LLC

DATED

July 13, 2021

i

ii

FORM OF SEVENTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WHEELS UP PARTNERS HOLDINGS LLC

This SEVENTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (together with the Exhibits and Schedules attached hereto and as amended, supplemented, restated or otherwise modified from time to time in accordance with this LLC Agreement, this “LLC Agreement”) of Wheels Up Partners Holdings LLC, a Delaware limited liability company (the “Company”), is entered into as of July 13, 2021, by and among Wheels Up Experience Inc. (previously known as Aspirational Consumer Lifestyle Corp.), a Delaware corporation (“PubCo”), as a Member and the Managing Member as of the date hereof, Wheels Up Blocker Sub LLC, a Delaware limited liability company (“Wheels Up Blocker Sub”), as a Member, Wheels Up MIP LLC, a Delaware limited liability company (“MIP LLC”), as a Member, Wheels Up MIP RI LLC, a Delaware limited liability company (“MIP RI LLC”), as a Member, and each other Person who is or at any time becomes a Member in accordance with the terms of this LLC Agreement and the Act. Capitalized terms used in this LLC Agreement shall have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the sole member of the Company entered into a Limited Liability Company Agreement, dated as of July 1, 2013 (the “Original Agreement”), for purposes of defining and expressing all of its rights and obligations with respect to the formation and operation of the Company as a limited liability company;

WHEREAS, the Original Agreement was amended and restated by (i) the Amended and Restated Limited Liability Company Agreement, dated as of August 15, 2013, (ii) the Second Amended and Restated Limited Liability Company Agreement, dated as of October 22, 2013, (iii) the Third Amended and Restated Limited Liability Company Agreement, dated as of September 18, 2015, (iv) the Fourth Amended and Restated Limited Liability Company Agreement, dated as of June 22, 2017, (v) the Fifth Amended and Restated Limited Liability Company Agreement, dated as of May 16, 2019, and (vi) the Sixth Amended and Restated Limited Liability Company Agreement, dated as of January 17, 2020 (the “Existing LLC Agreement”);

WHEREAS, on February 1, 2021, the Company, PubCo, KittyHawk Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and the other parties thereto entered into that certain Agreement and Plan of Merger (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other things, as of the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving as a Subsidiary of PubCo, and MIP LLC and MIP RI LLC will receive the number of PI Units and/or EO Units, as applicable, set forth next to such Member’s name with the Hurdle Amount on Exhibit A hereto, and MIP RI LLC will receive a number of shares of Class A Common Stock of PubCo, in accordance with and subject to the terms and conditions set forth in the Merger Agreement;

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WHEREAS, prior to the Effective Time, the Company Equityholder Approvals (as defined in the Merger Agreement) have been obtained with respect to the transactions contemplated by the Merger Agreement, including the amendment and restatement of the Existing LLC Agreement in its entirety at and as of the Effective Time as reflected herein; and

WHEREAS, following the Effective Time, each Vested Unit may be exchanged for Class A Common Stock of PubCo in accordance with the terms and conditions of this LLC Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this LLC Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I.
Definitions

Section 1.1          Definitions. As used in this LLC Agreement and the Schedules and Exhibits attached to this LLC Agreement, the following definitions shall apply:

“Act” means the Delaware Limited Liability Company Act, as amended.

“Action” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Adjusted Basis” has the meaning given to such term in Section 1011 of the Code.

“Adjusted Capital Account Deficit” means the deficit balance, if any, in such Member’s Capital Account at the end of any Taxable Year or other taxable period, with the following adjustments:

(a)           credit to such Capital Account any amount that such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account thereunder any changes during such year in Company Minimum Gain and Member Minimum Gain; and

(b)           debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

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“Advancement of Expenses” has the meaning set forth in Section 7.4(b).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.

“Applicable Participation Threshold” means with respect to any PI Unit, the applicable “Participation Threshold” as defined and set forth in the award agreement pursuant to which such PI Unit is granted, which, for the avoidance of doubt, shall equal the value of the Company on the date on which such PI Unit is issued. For purposes of this definition, the term “PI Units” shall include (and such PI Units shall be treated as a continuation of) the Profits Interests that were issued to MIP LLC prior to the date hereof (and which were converted to PI Units pursuant to the Merger Agreement).

“Assumed Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, if applicable, under Section 1411 of the Code) applicable to an individual resident in New York City, New York (or if the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a U.S. corporation is higher, such combined corporate income tax rate), in each case taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Taxable Year, taking into account (a) the character of any income, gains, deductions, losses or credits, the deductibility of state income taxes (provided, that, for administrative convenience, it shall be assumed that no portion of any state or local taxes shall be deductible for so long as the limitation set forth in Section 164(b)(6)(B) of the Code as of the date hereof remains applicable), and (b) deductions under Code Section 199A, as applicable. The Assumed Rate shall be the same for all Members regardless of the actual combined income tax rate of the Member or its direct or indirect owners.

“Audit” has the meaning set forth in Section 10.4(b).

“BBA Rules” means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) as amended by the Bipartisan Budget Act of 2015, and any Treasury Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.

“Board” means the board of directors of PubCo, as constituted at any given time.

“Business” means the business of operating a membership based private aviation program and any other principal business activity of the Company.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

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“Capital Account” means, with respect to any Member, the capital account maintained for such Member in accordance with Section 4.4.

“Capital Contribution” means, with respect to any Member, the amount of cash and the Fair Market Value of any property (other than cash) contributed to the Company by such Member, net of any liabilities assumed by the Company for such Member in connection with such contribution, as set forth from time to time in the books and records of the Company. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member.

“Cash Available for Tax Distributions” has the meaning set forth in Section 6.2(a).

“Cash Election” has the meaning set forth in Section 4.6(a)(iv).

“Cash Election Notice” has the meaning set forth in Section 4.6(a)(iv).

“Cash Exchange Payment” means with respect to a particular Exchange for which PubCo has elected to make a Cash Exchange Payment in accordance with Section 4.6(a)(iv) an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchange Member in the Exchange for that portion of the PI Units and/or EO Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such Units, and (y) the Class A Closing Price as of the Exchange Notice Date;

“Change of Control” means any transaction or series of transactions (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than PubCo or its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in PubCo or the Company or any of their respective Subsidiaries (other than as a result of any Exchange), (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the board of directors of PubCo or the Company immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent thereof or (ii) the voting securities of PubCo, the Company or any of their respective Subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of PubCo or the Company to any Person.

“Class A Closing Price” means, with respect to any date of determination, (a) the closing price of a share of Class A Common Stock on such date or, if such date is not a Trading Day, on the most recent Trading Day, as reported on bloomberg.com, or (b) in the event the shares of Class A Common Stock are not then publicly traded, the fair market value of a share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller, as determined by the Managing Member in good faith.

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“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission, including any Governmental Entity succeeding to the functions thereof.

“Common Units” means the Units of the Company constituting limited liability company interests under the Act designated as Common Units herein, with the rights, powers and duties and other terms set forth in this LLC Agreement applicable to such class of Units.

“Company” has the meaning set forth in the preamble to this LLC Agreement.

“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Company Representative” shall mean the Person designated under this LLC Agreement in its capacity as the “partnership representative” (as such term is defined under the BBA Rules and any analogous provision of state or local tax Law) of the Company and as the “tax matters partner” (to the extent applicable for state and local tax purposes and for U.S. federal income tax purposes for Taxable Years beginning on or before December 31, 2017) of the Company, including, as the context requires, any “designated individual” through whom the Company Representative is permitted by applicable Law to act in accordance with the terms hereof, which Person shall be, as of the Effective Time, PubCo.

“Debt Securities” means, with respect to PubCo, any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of PubCo.

“Department of Transportation” means the United States Department of Transportation and/or the Secretary of Transportation, or any person, governmental department, bureau, authority, commission or agency succeeding to the functions thereof.

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“Depreciation” means, for each Taxable Year or other taxable period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Taxable Year or other taxable period, except that (a) with respect to any such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other taxable period shall be the amount of book basis recovered for such Taxable Year or other taxable period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes at the beginning of such Taxable Year or other taxable period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable Year or other taxable period bears to such beginning Adjusted Basis; provided, however, that if the Adjusted Basis for U.S. federal income tax purposes of an asset at the beginning of such Taxable Year or other taxable period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

“Distributable Cash” means, as of any relevant date on which a determination is being made by the Managing Member regarding a potential distribution pursuant to Section 6.1(a), the amount of cash reasonably determined by the Managing Member to be available for any such distribution.

“Distribution Catch-Up Payment” has the meaning set forth in Section 6.1(a).

“Distribution Catch-Up Period” means, with respect to any EO Unit, the period beginning at the Effective Time and ending on the date such EO Unit becomes Vested.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Effective Time Company Fully Diluted Shares” has the meaning set forth in the Merger Agreement.

“EO Aggregate Exchanged Amount” means, with respect to any number of Vested EO Units being Exchanged, a number of shares of Class A Common Stock determined as follows:

(a)          With respect to any Vested EO Units that Vested upon the occurrence of the First Tier Vesting Event, a number of shares of Class A Common Stock equal to the product of (i) the aggregate number of such Vested EO Units (that Vested upon the occurrence of the First Tier Vesting Event) and (ii) a fraction, the numerator of which equals (A) the Effective Time Company Fully Diluted Shares, and the denominator of which equals (B) the First Earnout Fully Diluted Shares; plus

(b)         With respect to any Vested EO Units that Vested upon the occurrence of the Second Tier Vesting Event, a number of shares of Class A Common Stock equal to the product of (i) the aggregate number of such Vested EO Units (that Vested upon the occurrence of the Second Tier Vesting Event) and (ii) a fraction, the numerator of which equals (A) the Effective Time Company Fully Diluted Shares, and the denominator of which equals (B) the Second Earnout Fully Diluted Shares; plus

(c)          With respect to any Vested EO Units that Vested upon the occurrence of the Third Tier Vesting Event, a number of shares of Class A Common Stock equal to the product of (i) the aggregate number of such Vested EO Units (that Vested upon the occurrence of the Third Tier Vesting Event) and (ii) a fraction, the numerator of which equals (A) the Effective Time Company Fully Diluted Shares, and the denominator of which equals (B) the Third Earnout Fully Diluted Shares.

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“EO Unit” means the Units of the Company constituting limited liability company interests under the Act designated as EO Units herein, with the rights, powers and duties and other terms set forth in this LLC Agreement applicable to such class of Units.

“Equity Incentive Plan” has the meaning set forth in Section 10.5(b).

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or preferred interests or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“ERISA” means the Employee Retirement Security Act of 1974.

“Exchange” means (a) the exchange by the Company of PI Units or EO Units by an Exchange Member for either (i) a Stock Exchange Payment or (ii) a Cash Exchange Payment or (b) the direct purchase by PubCo of PI Units or EO Units held by an Exchange Member in accordance with a PubCo Call Right, in each case in accordance with Section 4.6.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Blackout Period” means (a) any “black out” or similar period under PubCo’s policies covering trading in PubCo’s securities to which the service providers of PubCo and its Subsidiaries holding MIP LLC Profits Interests and/or MIP RI LLC Restricted Interests are subject (or would be subject if such individuals held Class A Common Stock directly), which period would restrict the ability of such service providers to sell shares of Class A Common Stock and (b) the period of time (i) commencing on the date of the declaration of a dividend by PubCo and (ii) ending on the first day following the record date determined by the Board with respect to such dividend declared pursuant to clause (i), which period of time shall be no longer than 10 Business Days.

“Exchange Date” means (a) with respect to an Exchange other than a Special Exchange, the first (1st) Trading Day after the Exchange Notice is given and (b) with respect to an Exchange that is a Special Exchange, the date specified as the Exchange Date in the applicable Exchange Notice (provided that such Exchange Date (i) is at least sixty (60) calendar days after the Exchange Notice is delivered to the Company and (ii) occurs on a Trading Day); provided, that if an Exchange Member delays the consummation of an Exchange by delivering an Exchange Delay Notice, the Exchange Date shall occur on the date that is the first (1st) Trading Day following the date on which the conditions giving rise to such delay cease to exist which shall in no event be prior to the date otherwise determined pursuant to this definition (or such earlier day as the Managing Member and such Exchange Member may agree in writing); provided, further, that if the Exchange Date for any Exchange with respect to which PubCo elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Trading Day following the end of such Exchange Blackout Period; provided further, that to the extent an Exchange is made in connection with an Exchange Member’s proper exercise of its rights to participate in a Piggyback Registration pursuant to the Registration Rights Agreement, the Exchange Date shall be the date on which the offering with respect to such Piggyback Registration is completed.

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“Exchange Member” means a member of MIP LLC or MIP RI LLC who has validly exercised its Exchange Right in accordance with Section 4.6. For the avoidance of doubt, an Exchange Member shall not be a Member until consummation of the applicable Redemption Right corresponding to an Exchange hereunder (which shall occur immediately prior to such Exchange).

“Exchange Notice” means a written election of Exchange duly executed by an Exchange Member.

“Exchange Notice Date” means (a) with respect to any Exchange Notice in connection with an Exchange other than a Special Exchange, the date such Exchange Notice is given to the Company in accordance with Section 4.6(a)(ii) (b) with respect to a Special Exchange, the Exchange Date.

“Exchange Right” has the meaning set forth in Section 4.6(a)(i).

“Exchanged Units” means, with respect to any Exchange, the PI Units or EO Units being exchanged pursuant to a relevant Exchange Notice; provided, that, such amount of Units shall in no event be less than the Minimum Exchange Amount.

“Existing LLC Agreement” has the meaning set forth in the recitals to this LLC Agreement.

“Fair Market Value” means the fair market value of any property as determined in good faith by the Managing Member after taking into account such factors as the Managing Member shall reasonably deem appropriate.

“Fiscal Year” means the taxable year of the Company for federal income tax purposes.

“Final Adjudication” has the meaning set forth in Section 7.4(b).

“First Earnout Fully Diluted Shares” has the meaning set forth in the Merger Agreement.

“First Tier Vesting Event” means the occurrence of (i) the “First Earnout Achievement Date” under the Merger Agreement or (ii) the events described in Section 3.4(e)(i) of the Merger Agreement, in each case, subject to the provisions and limitations set forth in Section 3.4 of the Merger Agreement.

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“Full Vesting Event” means, with respect to all EO Units, the occurrence of the events described in Section 3.4(e)(iii) of the Merger Agreement.

“GAAP” means United States generally accepted accounting principles at the time.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Gross Asset Value” means, with respect to any asset, the asset’s Adjusted Basis for U.S. federal income tax purposes, except as follows:

(a)          the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;

(b)         the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values (taking into account Section 7701(g) of the Code) in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided in this LLC Agreement, as of the following times: (i) the acquisition of a Unit (or additional Units) by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company; (ii) the grant of a Unit (other than a de minimis interest in the Company) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(d)); (iii) the distribution by the Company to a Member of more than a de minimis amount of Company assets; (iv) the liquidation of the Company (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1)); (v) the acquisition of a Unit by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (vi) the conversion of any EO Units into Vested EO Units upon the occurrence of a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (vii) any other event to the extent determined by the Managing Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(g); provided, however, that adjustments pursuant to clauses (i), (ii), (iii) and (v) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options or EO Units are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(vii) (other than, if applicable, the noncompensatory options being exercised or the EO Units being converted that give rise to the occurrence of such event), the Company shall adjust the Gross Asset Values of its properties in accordance with, or, in the case of outstanding EO Units, in accordance with principles similar to those set forth in, Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);

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(c)         the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;

(d)         the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and clause (f) in the definition of “Profits” or “Losses” below or Section 5.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this clause to the extent the Managing Member determines that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

(e)         if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article V.

“HSR Act” has the meaning set forth in Section 4.1(d).

“Hurdle Amount” means, for each Series of PI Unit issued and outstanding and held by MIP LLC as of the date hereof, the Hurdle Amount per Unit set forth on Schedule A. For purposes of this definition, the term “PI Units” shall include (and such PI Units shall be treated as a continuation of) each Series of Profits Interests that were issued to MIP LLC prior to the date hereof and which were converted to a corresponding Series of PI Units pursuant to the Merger Agreement and Section 3.1 of this LLC Agreement.

“Imputed Tax Underpayments” has the meaning set forth in Section 10.4(c).

“Indebtedness” means (a) all indebtedness for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, and (c) all capitalized lease obligations or obligations required to be capitalized in accordance with GAAP.

“Indemnifiable Losses” has the meaning set forth in Section 7.4(a).

“Indemnitee” has the meaning set forth in Section 7.4(a).

“IRS” means the U.S. Internal Revenue Service.

“Law” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Liability” means any debt, liability or obligation, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

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“Liquidating Event” has the meaning set forth in Section 11.1.

“Liquidity Limitations” has the meaning set forth in Section 6.2(a).

“LLC Agreement” has the meaning set forth in the preamble to this LLC Agreement.

“Lock-Up Period” has the meaning specified in the Registration Rights Agreement.

“Managing Member” means PubCo, in its capacity as the sole Managing Member of the Company.

“Member” means any Person that executes this LLC Agreement as a Member, and any other Person admitted to the Company as an additional or substituted Member, that has not made a disposition of all of such Person’s Units.

“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3), as set forth in Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Merger Agreement” is defined in the recitals to this LLC Agreement.

“Merger Sub” is defined in the recitals to this LLC Agreement.

“Minimum Exchange Amount” means the lesser of (a) 5,000 Vested Units and (b) all of the Vested Units then held by the applicable Exchange Member.

“MIP LLC EO Interests” has the meaning set forth in that certain Amended and Restated Profits Interest Agreement, dated as of the date hereof, between MIP LLC and the Company.

“MIP LLC” has the meaning set forth in the preamble to this LLC Agreement.

“MIP LLC Interests” means the MIP LLC Profits Interests and the MIP LLC EO Interests.

“MIP LLC Profits Interests” has the meaning set forth in that certain Amended and Restated Profits Interest Agreement, dated as of the date hereof, between MIP LLC and the Company.

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“MIP RI LLC” has the meaning set forth in the preamble to this LLC Agreement.

“MIP RI LLC EO Interests” has the meaning set forth in that certain Amended and Restated Restricted Interest Agreement, dated as of the date hereof between MIP RI LLC and the Company.

“National Securities Exchange” means a securities exchange registered with the Commission under Section 6 of the Exchange Act.

“Non-Citizens” has the meaning set forth in Section 9.2.

“Nonrecourse Deductions” has the meaning assigned that term in Treasury Regulations Sections 1.704-2(b) and 1.704-2(c).

“Nonrecourse Liability” is defined in Treasury Regulations Section 1.704-2(b)(3).

“Officer” means each Person appointed as an officer of the Company pursuant to and in accordance with the provisions of Section 7.2. The initial Officers are listed on Exhibit B attached hereto.

“Partial Vesting Event” means (a) with respect to 1/3 of any Member’s EO Units held as of the date of a First Tier Vesting Event, the First Tier Vesting Event; and (b) with respect to 1/3 of any Member’s EO Units held as of the date of a Second Tier Vesting Event, the Second Tier Vesting Event; provided, in each case that such First Tier Vesting Event and/or Second Tier Vesting Event is not occurring as part of a Full Vesting Event.

“Party” and “Parties” means, individually or collectively, each Member and the Company.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“PI Aggregate Exchanged Amount” means, with respect to any number of Vested PI Units being Exchanged, the quotient (rounded down to the nearest whole number) of (a)(i) the Class A Closing Price as of the Exchange Notice Date multiplied by such number of PI Units, minus (ii) the sum of all applicable Hurdle Amounts for each of such PI Units, divided by (b) the Class A Closing Price as of the Exchange Notice Date.

“PI Units” means the Units of the Company constituting limited liability company interests under the Act designated as PI Units herein, with the rights, powers and duties and other terms set forth in this LLC Agreement applicable to such class of Units.

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“Profits” or “Losses” means, for each Taxable Year or other taxable period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)         any income or gain of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)         any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)         in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 5.2, be taken into account for purposes of computing Profits or Losses;

(d)        gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)         in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such period;

(f)          to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)         any items of income, gain, loss or deduction which are specifically allocated pursuant to the provisions of Section 5.2 shall not be taken into account in computing Profits or Losses for any Taxable Year, but such items available to be specially allocated pursuant to Section 5.2 will be determined by applying rules analogous to those set forth in clauses (a) through (f) above.

“Profits Interest” has the meaning set forth in the Existing LLC Agreement.

“Profits Interest Award” has the meaning specified in the Merger Agreement.

“PubCo” has the meaning set forth in the preamble to this LLC Agreement.

“PubCo Call Notice” has the meaning set forth in Section 4.6(f).

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“PubCo Call Right” means PubCo’s election, in accordance with Section 4.6(f), to directly purchase Exchanged Units described in an Exchange Notice given by an Exchange Member.

“PubCo Common Stock” means all classes of common stock of PubCo, including the Class A Common Stock.

“PubCo Record Date” means the record date determined by the Board for the declaration of a dividend payable on the Class A Common Stock.

“PubCo Warrants” has the meaning given to “Acquiror Warrants” in the Merger Agreement.

“Push-Out Election” has the meaning set forth in Section 10.4(b).

“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Common Stock (other than the Domestication (as defined in the Merger Agreement), a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 4.1(h)), (b) any merger, consolidation or other combination involving PubCo or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Common Stock shall be entitled to receive cash, securities or other property for their shares of PubCo Common Stock.

“Redemption Right” has the meaning set forth in Section 4.6(a)(i).

“Registration Rights Agreement” has the meaning specified in the Merger Agreement.

“Registration Statement” means any registration statement that PubCo is required to file pursuant to the Registration Rights Agreement.

“Regulatory Allocations” has the meaning set forth in Section 5.2(j).

“Restricted Interest” has the meaning specified in the Merger Agreement.

“Restricted Interest Award” has the meaning specified in the Merger Agreement.

“Retraction Notice” has the meaning set forth in Section 4.6(a)(iv).

“Second Earnout Fully Diluted Shares” has the meaning specified in the Merger Agreement.

“Second Tier Vesting Event” means the occurrence of (i) the “Second Earnout Achievement Date” under the Merger Agreement or (ii) the events described in Section 3.4(e)(ii) of the Merger Agreement, in each case, subject to the provisions and limitations set forth in Section 3.4 of the Merger Agreement.

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“Securities Act” means the Securities Act of 1933, as amended.

“Special Exchange” means an Exchange with respect to which (a) the Exchange occurs in the calendar year 2021, (b) the Exchange Notice indicates that such Exchange is a Special Exchange and (c) the Exchange Notice specifies an Exchange Date that (i) is at least sixty (60) calendar days after the Exchange Notice is delivered to the Company and (ii) occurs on a Trading Day.

“Stock Exchange Payment” means, with respect to any Exchange of Common Units for which a Stock Exchange Payment is elected by the Managing Member, a number of shares of Class A Common Stock equal to the number of Common Units so exchanged.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.

“Tax Advances” has the meaning set forth in Section 10.5(a).

“Tax Amount” means, with respect to a Taxable Year commencing after the Effective Time (or, in the case of a Taxable Year that includes the Effective Time, the portion thereof after the Effective Time), the excess, if any, of (a) the product of (i) an amount, if positive, equal to the product of (A) the taxable income of the Company allocable to a Member pursuant to this LLC Agreement (taking into account corrective allocations made pursuant to Section 5.3(e)) with respect to the relevant Taxable Year (or portion thereof) (determined based upon a good faith estimate by the Managing Member and updated to reflect the final Company tax returns filed for such Taxable Year, and, for purposes of this definition, (w) including adjustments to taxable income in respect of Section 704(c) of the Code, (x) excluding adjustments to taxable income in respect of Section 743(b) of the Code, (y) calculated as if allocations of such taxable income were, for such Taxable Year (or portion thereof), the sole source of income and loss for such Member, (or, as appropriate, of its direct or indirect partners or members), and (z) taking into account the carryover of items of loss, deduction and expense, including the utilization of any excess business interest expense under Code Section 163(j), previously allocated to such Member for a Taxable Year (or portion thereof) that begins after the Effective Time to the extent not previously taken into account for purposes of determining the Tax Amount for a Taxable Year (or portion thereof) times (B) one-fourth (1/4) in the case of the first quarter, one-half (1/2) in the case of the second quarter, three-fourths (3/4) in the case of the third quarter, and one (1) in the case of the fourth quarter times (ii) the Assumed Rate with respect to such Taxable Year (or portion thereof), over (b) the amount of distributions previously made to such Member pursuant to Section 6.2 with respect to such Taxable Year (or portion thereof) after the Effective Time.

“Tax Distribution Date” means April 10, June 10, September 10, and December 10 of each calendar year, which shall be adjusted by the Managing Member as reasonably necessary to take into account changes in estimated tax payment due dates for U.S. federal income taxes under applicable Law (but in no event shall the Managing Member make adjustments such that there are more than four (4) Tax Distribution Dates in any calendar year).

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“Tax Distributions” has the meaning set forth in Section 6.2.

“Taxable Year” means the Company’s taxable year for U.S. federal income tax purposes, which shall end on December 31 of each calendar year unless otherwise required by applicable Law.

“Third Earnout Fully Diluted Shares” has the meaning specified in the Merger Agreement.

“Third Tier Vesting Event” means the occurrence of (i) the “Third Earnout Achievement Date” under the Merger Agreement or (ii) the events described in Section 3.4(e)(iii) of the Merger Agreement, in each case, subject to the provisions and limitations set forth in Section 3.4 of the Merger Agreement.

“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), in each case with respect to any Units. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.

“Undertaking” has the meaning set forth in Section 7.4(b).

“Units” means the Common Units, the PI Units, the EO Units, any other Equity Securities of the Company, and any rights to payments as a holder of any of the foregoing, but excluding any rights under any court-authorized charging order.

“Unvested EO Unit” means, at any given time, an outstanding EO Unit that has not Vested.

“Unvested PI Unit” means, at any given time, an outstanding PI Unit that has not Vested.

“Vested EO Unit” means, at any given time, an EO Unit that has vested pursuant to Section 4.1(d).

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“Vested PI Unit” means, at any given time, an outstanding PI Unit that has vested in accordance with the terms of the Profits Interest Award pursuant to which such PI Unit was granted or issued.

“Vested Unit” means a Vested EO Unit or a Vested PI Unit, in each case where any such Unit is eligible for an Exchange.

“Vesting Event” means a Partial Vesting Event or a Full Vesting Event.

“Wheels Up Blocker Sub” has the meaning set forth in the preamble to this LLC Agreement.

Section 1.2        Interpretive Provisions. For all purposes of this LLC Agreement, except as otherwise provided in this LLC Agreement or unless the context otherwise requires:

(a)       the terms defined in Section 1.1 are applicable to the singular as well as the plural forms of such terms;

(b)       an accounting term not otherwise defined in this LLC Agreement has the meaning assigned to it under GAAP;

(c)      all references to currency, monetary values and dollars set forth in this LLC Agreement shall mean United States (U.S.) dollars and all payments under this LLC Agreement shall be made in United States dollars;

(d)      when a reference is made in this LLC Agreement to an Article, Section, clause, Exhibit or Schedule, such reference is to an Article, Section or clause of, or an Exhibit or Schedule to, this LLC Agreement unless otherwise indicated;

(e)      whenever the words “include”, “includes” or “including” are used in this LLC Agreement, they shall be deemed to be followed by the words “without limitation”;

(f)        “or” is not exclusive;

(g)       pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;

(h)       references in this LLC Agreement to any Law shall be deemed also to refer to such Law, any amendments thereto, any successor provisions thereof, and all rules and regulations promulgated thereunder; and

(i)        the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this LLC Agreement, refer to this LLC Agreement as a whole and not to any particular provision of this LLC Agreement.

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Article II.
Organization of the Limited Liability Company

Section 2.1        Formation. The Company shall continue its existence as a limited liability company subject to the provisions of the Act upon the terms, provisions and conditions set forth in this LLC Agreement.

Section 2.2        Filing. The Company’s Certificate of Formation was filed with the Secretary of State of the State of Delaware in accordance with the Act. The Members shall execute such further documents (including amendments to such Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the operation of a limited liability company in all states and counties in which the Company may conduct business.

Section 2.3        Name. The name of the Company is Wheels Up Partners Holdings LLC and all business of the Company shall be conducted in such name or, in the discretion of the Managing Member, under any other name.

Section 2.4        Registered Office: Registered Agent. The location of the registered office of the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808, or at such other place as the Managing Member may select from time to time. The name and address for service of process on the Company in the State of Delaware is Corporation Service Company, or such other qualified Person and address as the Managing Member may designate from time to time.

Section 2.5        Principal Place of Business. The principal place of business of the Company shall be located in such place as is determined by the Managing Member from time to time.

Section 2.6        Purpose; Powers. The nature of the business or purposes to be conducted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.7        Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article XI.

Section 2.8        Intent. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” for U.S. federal and applicable state and local income and franchise tax purposes and that the Company be treated as a continuation of Wheels Up Partners Holdings LLC for purposes of Code Section 708. The Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment. Neither the Company nor any Member shall take any action inconsistent with the intent of the Parties set forth in this Section 2.8. No election (including an entity classification election for the Company) contrary to the intent of the Parties as set forth in this Section 2.8 shall be made by the Company or any Member, and the Company shall not convert into or merge into (with the Company not being the surviving entity in such merger) an entity treated as a corporation for U.S. federal or applicable state and local income or franchise tax purposes. Notwithstanding anything to the contrary set forth in this Section 2.8, this Section 2.8 shall not prevent the Company from entering into or consummating any transaction which constitutes a Change of Control to the extent such transaction is duly authorized by the Managing Member in accordance with this LLC Agreement.

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Article III.
Closing Transactions

Section 3.1         Merger Agreement Transactions. Pursuant to the terms of the Merger Agreement and for the consideration set forth in the Merger Agreement, as of the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving as a Subsidiary of PubCo. Following the consummation of the transactions contemplated by the Merger Agreement, the number of Common Units, PI Units and EO Units held by each of PubCo, Wheels Up Blocker Sub, MIP LLC and MIP RI LLC as of the Effective Time is set forth next to such Member’s name on Exhibit A hereto under the headings “Effective Time Common Units”, “Effective Time PI Units”, and “Effective Time EO Units”.

Article IV.
Ownership and Capital Contributions; Capital Accounts

Section 4.1          Authorized Units; General Provisions with Respect to Units.

(a)       Units. Subject to the provisions of this LLC Agreement, the Company shall be authorized to issue from time to time such number of Common Units, PI Units and EO Units, as the Managing Member shall determine in accordance with and subject to the restrictions in this Section 4.1 and Section 4.3. Subject to this Section 4.1 and Section 4.3, each authorized Unit may be issued pursuant to such agreements as the Managing Member shall approve, including pursuant to warrants, options, or other rights or property to acquire Units or that may be converted into Units. The Company may reissue any Units that have been repurchased or acquired by the Company; provided that any such issuance, and the admission of any Person as a Member in connection therewith, is otherwise made in accordance with and subject to the restrictions in this LLC Agreement. The Units shall be uncertificated. It is intended that the PI Units constitute “profits” interests in the Company within the meaning of Revenue Procedures 93-27 and 2001-43.

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(b)           Outstanding Units. Immediately after the Effective Time, the Units will comprise (i) a single class of Common Units (ii) a single class of PI Units, which shall be subdivided into separate series of PI Units having series designations which correspond to the respective series designations of Profits Interests issued and outstanding as of immediately prior to the Effective Time under the Existing LLC Agreement, and the respective Hurdle Amounts for such series set forth on Schedule A hereto, and (iii) a single class of EO Units. Except as otherwise provided in this LLC Agreement, (each outstanding Common Unit shall be identical, (x) each outstanding EO Unit shall be identical, (y) each outstanding PI Unit of each series shall be identical and (z) each outstanding PI Unit shall be identical other than with respect to their respective Hurdle Amounts, which shall vary among series of PI Units as set forth on Schedule A. The Managing Member’s interest in its capacity as such shall be a non-economic interest in the Company, which does not entitle the Managing Member, solely in its capacity as such, to any Common Units, distributions or Tax Distributions. Each PI Unit and EO Unit will be subject to such other terms and conditions as are in effect with respect to the Profits Interests Awards or Restricted Interests Awards in respect of which they were initially issued, including with respect to vesting and termination-related provisions. On the tenth (10th) anniversary of the Effective Time, (i) pursuant to the terms and conditions of the operating agreements of MIP LLC, all MIP LLC Profits Interests will be redeemed by the applicable entity for the underlying Vested PI Units and (ii) immediately after such redemption, all Members holding Vested PI Units shall be deemed to have delivered an Exchange Notice as of such date with respect to all outstanding Vested PI Units then outstanding and such Vested PI Units shall be Exchanged at such time pursuant to Section 4.6 (which date shall be the applicable Exchange Notice Date with respect thereto).

(c)            Schedule of Members. The Company shall maintain a schedule, appended hereto as Exhibit A (as updated and amended from time to time in accordance with the terms of this LLC Agreement and current as of the date set forth therein), which shall include: (i) the name and address of each Member; and (ii) the aggregate number of, type and series (if applicable) of Units issued and outstanding and held by each Member.

(d)           EO Unit Vesting. One-third of each EO Unit will performance-vest upon the occurrence of each Vesting Event. For the avoidance of doubt, multiple Vesting Events may occur concurrently, and the preceding sentence shall be applied with respect to each such Vesting Event. No EO Unit will be considered fully “Vested” until the occurrence of a Vesting Event with respect to such EO Unit and the satisfaction of the time-based vesting requirements under the applicable Profits Interest Award or Restricted Interest Award to which the EO Unit related prior to the Closing (as defined in the Merger Agreement). EO Units will also be subject to the termination provisions provided in the applicable Profits Interest Award or Restricted Interest Award to which the EO Unit related prior to the Closing. On the fifth (5th) anniversary of the Effective Time, immediately and without any further action under this LLC Agreement, all Unvested EO Units outstanding under this LLC Agreement shall be canceled and extinguished for no consideration.

(e)           New PubCo Issuances.

(i)            Subject to Section 4.6 and Section 4.1(e)(ii), if, at any time after the Effective Time, PubCo issues shares of its Class A Common Stock or any other Equity Security of PubCo, (x) the Company shall concurrently issue to PubCo an equal number of Common Units (if PubCo issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities other than Class A Common Stock), and with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued and (y) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo, if any, for such share of Class A Common Stock or other Equity Security.

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(ii)           Notwithstanding anything to the contrary contained in Section 4.1(e)(i) or Section 4.1(e)(iii), this Section 4.1(e) shall not apply to (x) the issuance and distribution to holders of shares of PubCo Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (and upon exchange of Common Units for Class A Common Stock, such Class A Common Stock will be issued together with a corresponding right under such plan) or (y) the issuance under PubCo’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (iii) below, as applicable).

(iii)          In the event any outstanding Equity Security of PubCo is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of PubCo are issued (including as a result of the exercise of PubCo Warrants), (x) the corresponding Equity Security outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Common Units or equivalent Equity Securities of the Company shall be issued to PubCo as required by the first sentence of Section 4.1(e)(i), and (z) PubCo shall concurrently contribute to the Company the net proceeds received by PubCo from any such exercise or conversion.

(f)            PubCo Debt Issuance.  If at any time PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) issues Debt Securities, PubCo or such Subsidiary shall transfer to the Company the net proceeds received by PubCo or such Subsidiary, as applicable, in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities.

(g)           New Company Issuances.  Except pursuant to Section 4.6, (x) the Company may not issue any additional Units to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock (or relevant Equity Security of such Subsidiary) to another Person or Persons, and (ii) such issuance is in accordance with Section 4.1(e), and (y) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company, and (ii) such issuance is in accordance with Section 4.1(e).

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(h)           Repurchases and Redemptions.

(i)            PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Common Units for the same price per security, if any, or (B) any other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary for the same price per security, if any.

(ii)           The Company may not redeem, repurchase or otherwise acquire (x) any Common Units from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Securities of PubCo (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary.

(iii)          Notwithstanding the foregoing clauses (i) and (ii), to the extent that any consideration payable by PubCo in connection with the redemption, repurchase or acquisition of any shares of Class A Common Stock or other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including in connection with the cashless exercise of an option or warrant (or other convertible right or security)) other than under PubCo’s employee benefit plans for which there is no corresponding Common Units or other Equity Securities of the Company, then the redemption, repurchase or acquisition of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

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(i)            Equity Subdivisions and Combinations.

(i)            The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding PubCo Common Stock or other related class or series of Equity Security of PubCo, with corresponding changes made with respect to any other exchangeable or convertible Equity Securities of the Company and PubCo.

(ii)           Except in accordance with Section 4.6(c), PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding PubCo Common Stock or any other class or series of Equity Security of PubCo, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other related class or series of Equity Security of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of the Company and PubCo.

Section 4.2             Capital Contributions. Except as otherwise may be required by Law, no Member shall be required to make additional Capital Contributions to the Company.

Section 4.3             Issuance of Additional Units. Except as expressly contemplated by this LLC Agreement, the Managing Member shall not have the right to authorize and cause the Company to issue additional Common Units, PI Units or Equity Securities in the Company.

Section 4.4             Capital Accounts. A Capital Account shall be maintained by the Managing Member for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this LLC Agreement. Thereafter, each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 5.1 and any other items of income or gain allocated to such Member pursuant to Section 5.2, (ii) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 5.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 5.2, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv). In the event of a Transfer of Units made in accordance with this LLC Agreement (including a deemed Transfer for U.S. federal income tax purposes as described in Section 4.6(h)), the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l). This Section 4.4 and other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Code Section 704(b), including Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In determining the amount of any Liability for purposes of calculating Capital Accounts, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations. The Members’ Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Managing Member, but the Capital Accounts may be adjusted more often if a new Member is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Managing Member.

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Section 4.5            Other Matters Regarding Capital Contributions.

(a)           The Company shall not be obligated to repay any Capital Contributions of any Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.

(b)           No Member shall receive any interest, salary, compensation or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this LLC Agreement.

(c)           A Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth in this LLC Agreement, to make any additional contributions or payments to the Company.

Section 4.6             Exchange of Units.

(a)           Exchange Procedures.

(i)            Pursuant to the terms and conditions of the operating agreements of MIP LLC and MIP RI LLC, the members of the MIP LLC and MIP RI LLC may redeem their vested MIP LLC Profits Interests, vested MIP LLC EO Interests and vested MIP RI LLC EO Interests for the Vested PI Units and/or Vested EO Units held by such entity corresponding thereto (such right, the “Redemption Right”). Upon the terms and subject to the conditions set forth in this Section 4.6 (including the limitations for Exchanges in the calendar year 2021 set forth in Section 4.6(a)(v) hereof), after the expiration of any applicable Lock-Up Period, an Exchange Member shall be entitled to Exchange with the Company, at any time and from time to time, any or all of the Vested Units such Exchange Member will receive upon consummation of the exercise of such Exchange Member’s Redemption Right, in each case for shares of Class A Common Stock or, at the Company’s election validly made in accordance with Section 4.6(a)(iv), cash equal to the Cash Exchange Payment calculated with respect to such Exchange (the “Exchange Right”).

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(ii)           In order to exercise the Exchange Right with respect to Vested Units, an Exchange Member shall provide an Exchange Notice to the Company and PubCo (or their respective designee(s) in such a manner as they may from time to time designate and communicate to the Exchange Members (including through any third party equity program administrator)), stating the number and type of Vested Units such Exchange Member elects to have the Company exchange for shares of Class A Common Stock. On any Exchange Date for which an Exchange Member delivered an Exchange Notice in respect of Vested PI Units or Vested EO Units, as of such Exchange Date, such Vested PI Units or Vested EO Units (as the case may be) shall be exchangeable for (i) in the case of Vested PI Units, a number of shares of Class A Common stock equal to the PI Aggregate Exchanged Amount corresponding to such Vested PI Units and (ii) in the case of Vested EO Units, a number of shares of Class A Common Stock equal to the EO Aggregate Exchanged Amount corresponding to such Vested EO Units; provided, however, that if the Class A Closing Price used in the calculation of the PI Aggregate Exchanged Amount is less than the Hurdle Amount of any included Vested PI Units, such Exchange Notice shall be deemed to be withdrawn with respect to the applicable Vested PI Units.

(iii)          An Exchange Notice for Exchanges other than Special Exchanges may specify that the Exchange is to be contingent (including as to timing) upon the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering or otherwise) of the shares of Class A Common Stock for which the Vested Units are exchangeable, or contingent (including as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which the shares of Class A Common Stock would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property; provided that this sentence shall not apply to any Exchange for which the Company has made a valid Cash Election.

(iv)          Upon receipt of an Exchange Notice, the Company shall be entitled to elect (a “Cash Election”) to settle the Exchange by delivery to the applicable Exchange Member, in lieu of the applicable number of shares of Class A Common Stock that would be received in such Exchange, an amount of cash equal to the Cash Exchange Payment for such Exchange. In order to make a Cash Election with respect to an Exchange, the Company must provide written notice (the “Cash Election Notice”) of such election to the applicable Exchange Member, prior to 9:00 a.m., New York time, on the Exchange Date, which notice shall be provided by the Company to the applicable Exchange Member to the e-mail address designated by such Exchange Member in the Exchange Notice. If the Company fails to provide a Cash Election Notice prior to such time, it shall not be entitled to make a Cash Election with respect to such Exchange. For all Exchanges other than Special Exchanges, if a timely Cash Election Notice is provided by the Company the applicable Exchange Member may retract the related Exchange Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to PubCo) at any time prior to 12:00 p.m., New York time, on the Exchange Date in such a manner as it may from time to time designate and communicate to the applicable Exchange Member (including through any third party equity program administrator). The timely delivery of a Retraction Notice shall terminate the applicable Exchange Member’s, the Company’s and PubCo’s rights and obligation under this Section 4.6 arising from the retracted Exchange Notice. For the avoidance of doubt, (i) the Company may determine to decline to make a Cash Election and proceed with the Exchange at any time on the Exchange Date and (ii) Exchange Notices for Special Exchanges and all other Exchanges where the Company has declined to make a Cash Election are irrevocable and may not be retracted by the Exchange Member.

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(v)           Notwithstanding anything to the contrary in this LLC Agreement, solely for the calendar year 2021, an Exchange Member shall not be permitted to (A) make any Exchange (and shall not be permitted to exercise any Exchange Right or Redemption Right in connection therewith) that would result in such Exchange Member having redeemed more than thirty percent (30%) of the aggregate number of MIP LLC Profits Interests held by such Exchange Member as of the date hereof; provided, however, that each Exchange Member shall be permitted to make a single, one-time Special Exchange, with respect to which the restrictions described in this Section 4.6(a)(v)(A) shall not apply or (B) make any Exchange of EO Units (or exercise any Exchange Right or Redemption Right in connection therewith). Any PI Units Exchanged in a Special Exchange shall not be treated as having been Exchanged for purposes of determining the thirty percent (30%) limitation described in Section 4.6(a)(v)(A).

(vi)          Notwithstanding anything to the contrary in this LLC Agreement, to the extent that the Managing Member determines in good faith that additional restrictions on Exchanges are necessary or advisable so that the Company is not treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code, the Managing Member may impose such additional restrictions on Exchanges as the Managing Member has determined in good faith to be so necessary or advisable.

(b)           Exchange Payment. If the Company has not made a valid Cash Election, then as promptly as practicable after the receipt of the Exchange Notice, PubCo shall issue and contribute to the Company, and the Company shall deliver to the applicable Exchange Member or the applicable Exchange Member’s written order, the number of shares of Class A Common Stock issuable upon the Exchange (in book-entry or certificated form, as determined by PubCo, and with such legends as may be required in accordance with PubCo’s organizational documents and applicable Law), and the Company shall deliver such surrendered Vested Units to PubCo in exchange for no additional consideration. If the Company has made a valid Cash Election, then as promptly as practicable after the receipt of the Exchange Notice (but in no event more than two (2) Business Days after receipt of the Exchange Notice), PubCo shall contribute to the Company the cash consideration the applicable Exchange Member is entitled to receive in the Exchange and the Company shall deliver to the applicable Exchange Member, as directed by the applicable Exchange Member, by wire transfer of immediately available funds, the Cash Exchange Payment payable upon the Exchange, and the Company shall deliver such surrendered Vested Units to PubCo for no additional consideration. Each Exchange shall be deemed to have been effected on the Exchange Date. If the Company has not made a valid Cash Election, and the Person or Persons in whose name or the shares of Class A Common Stock shall be issuable upon such Exchange as aforesaid shall be deemed to have become, on the Exchange Date, the holder or holders of record of the shares represented thereby.

(c)           Splits, Distributions and Reclassifications. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares of Class A Common Stock are converted or changed into another security, securities or other property, this Section 4.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property. This Section 4.6(c) is intended to preserve the intended economic effect of Section 4.1 and this Section 4.6 and to put each Member in the same economic position, to the extent possible, with respect to Exchanges as if such reclassification, reorganization, recapitalization or other similar transaction had not occurred and shall be interpreted in a manner consistent with such intent.

(d)           PubCo Covenants. PubCo shall at all times keep available, solely for the purpose of issuance upon an Exchange, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock that shall be issuable upon the Exchange of all outstanding PI Units and all outstanding EO Units, in each case whether or not such Units are vested; provided that nothing contained in this LLC Agreement shall be construed to preclude PubCo from satisfying its obligations with respect to an Exchange by delivery of a Cash Exchange Payment or shares of Class A Common Stock that are held in treasury of PubCo. PubCo covenants that all shares of Class A Common Stock that shall be issued upon an Exchange shall, upon issuance thereof, be validly issued, fully paid and non-assessable, free and clear of all liens and encumbrances other than any liens and encumbrances occurring under applicable securities Laws. In addition, for so long as the shares of Class A Common Stock are listed on a stock exchange or automated or electronic quotation system, PubCo shall cause all shares of Class A Common Stock issued upon an Exchange to be listed on such stock exchange or automated or electronic quotation system at the time of such issuance.

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(e)           Exchange Taxes. The issuance of shares of Class A Common Stock upon an Exchange shall be made without charge to the applicable Exchange Member for any stamp or other similar tax in respect of such issuance; provided that if the Stock Exchange Payment or the Cash Exchange Payment is to be delivered in a name other than that of the holder of Exchanged Units that requested the Exchange (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered shall pay to PubCo the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of PubCo that such tax has been paid or is not payable.

(f)            PubCo Call Rights. Notwithstanding anything to the contrary contained in this Section 4.6, with respect to any Exchange Notice, the applicable Exchange Member shall be deemed to have offered to sell its Exchanged Units as described in any Exchange Notice directly to PubCo (rather than to the Company), and PubCo may, by delivery of a written notice to the applicable Exchange Member no later than 9:00 a.m., New York time, on the Exchange Date, in accordance with, and subject to the terms of, this Section 4.6(f) (such notice, a “PubCo Call Notice”), elect to purchase directly and acquire such Exchanged Units on such date by paying to the applicable Exchange Member (or such other Person specified in the Exchange Notice) the Stock Exchange Payment and/or the Cash Exchange Payment, whereupon PubCo shall acquire the Exchanged Units on the Exchange Date and be treated for all purposes of this LLC Agreement as the owner of such Vested Units. Except as otherwise provided in this Section 4.6(f), an exercise of the PubCo Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated if PubCo had not given a PubCo Call Notice, in each case as relevant.

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(g)           Distribution Rights. No Exchange shall impair the right of an Exchange Member to receive any distributions payable on any Units redeemed pursuant to such Exchange in respect of a record date that occurs prior to the Exchange Date for such Exchange. Neither an Exchange Member nor any Person designated by an Exchange Member to receive shares of Class A Common Stock shall be entitled to receive, with respect to such record date, distributions or dividends both on any Units redeemed by the Company from an Exchange Member and on shares of Class A Common Stock received by an Exchange Member or other Person so designated, if applicable, in such Exchange.

(h)           Tax Matters. For U.S. federal and applicable state and local income tax purposes, each Exchange Member, the Company and PubCo agree to treat each Exchange as a sale by the applicable Exchange Member of the applicable Exchange Member’s Units to PubCo in exchange for the payment by PubCo of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to such Exchange Member.

Section 4.7             Representations and Warranties of the Members. Unless otherwise set forth in a written agreement between the Company and a Member (including the Merger Agreement), each Member who acquires Units after the Effective Time severally (and not jointly) represents and warrants to the Company and each other Member as of the date of such Member’s admittance to the Company and as of each subsequent date that such Member acquires any additional Units (other than, in the case of acquisition of additional Units, Section 4.7(b) to the extent any conflict under Section 4.7(b) is related to the occurrence of a Change of Control resulting from such acquisition) that:

(a)           Organization; Authority.

(i)            To the extent it is not a natural person, (x) it is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not formed in such jurisdiction), and (y) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this LLC Agreement and to perform its obligations under this LLC Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this LLC Agreement by that Member have been duly taken.

(ii)           It has duly executed and delivered this LLC Agreement, and this LLC Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).

(b)           Non-Contravention.

(i)            Its authorization, execution, delivery, and performance of this LLC Agreement does not breach or conflict with or constitute a default under (x) such Member’s charter or other governing documents to the extent it is not a natural person, (y) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (z) applicable Law.

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(ii)           No governmental, administrative or other material third party consents or approvals are required or necessary on the part of it in connection with its admittance as a Member or its ownership of its Units.

(c)           Due Inquiry.

(i)            It has had, prior to the execution and delivery of this LLC Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.

(ii)           In determining whether to enter into this LLC Agreement in respect of its Units, it has relied solely on its own knowledge and understanding of the Company and its business based upon its own due diligence investigation and the information furnished pursuant to this clause (c) and it has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or prospects.

(d)           Purpose of Investment. It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this LLC Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units.

(e)           Transfer Restrictions. It understands the Units are being Transferred in a transaction not involving a public offering within the meaning of the Securities Act and the Units will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this LLC Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units, such Units may be offered, resold, pledged or otherwise Transferred only pursuant to an effective Registration Statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units.

(f)            Investor Status. It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this LLC Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

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Article V.
Allocations Of Profits And Losses

Section 5.1             Profits and Losses. After giving effect to the allocations under Section 5.2 and subject to Section 5.2 and Section 5.4, Profits and Losses (and, to the extent reasonably determined by the Managing Member to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Taxable Year or other taxable period shall be allocated among the Members during such Taxable Year or other taxable period in a manner such that, after giving effect to all distributions through the end of such Taxable Year or other taxable period, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (a) the amount such Member would receive pursuant to Section 11.2(b)(iii) if all assets of the Company on hand at the end of such Taxable Year or other taxable period were sold for cash equal to their Gross Asset Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Section 11.2(b)(iii), to the Members immediately after making such allocation, minus (b) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets, provided, however, that for these purposes each Member’s interests in the Company shall be calculated by treating all Unvested PI Units and all Unvested EO Units held by MIP LLC as if they were “substantially vested” within the meaning of Treasury Regulation Section 1.83-3(b).

Section 5.2             Special Allocations.

(a)           Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Members on a pro rata basis in accordance with the number of Units owned by each Member. The amount of Nonrecourse Deductions for a Taxable Year or other taxable period shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Taxable Year or other taxable period over the aggregate amount of any distributions during that Taxable Year or other taxable period of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).

(b)           Any Member Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one (1) Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 5.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

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(c)           Notwithstanding any other provision of this LLC Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Company Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(c)), each Member shall be specially allocated items of Company income and gain for such Taxable Year or other taxable period in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This Section 5.2(c) is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(d)          Notwithstanding any other provision of this LLC Agreement except Section 5.2(c), if there is a net decrease in Member Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Member Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This section is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)           Notwithstanding any provision hereof to the contrary except Section 5.2(a) and Section 5.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Taxable Year or other taxable period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 5.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.

(f)            Notwithstanding any provision hereof to the contrary except Section 5.2(c) and Section 5.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Taxable Year or other taxable period) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 5.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 5.1 and Section 5.2 have been tentatively made as if this Section 5.2(f) were not in this LLC Agreement. This Section 5.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii) and shall be interpreted consistently therewith.

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(g)           If any Member has a deficit balance in its Capital Account at the end of any Taxable Year or other taxable period that is in excess of the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5), that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in Section 5.1 and Section 5.2 have been made as if Section 5.2(f) and this Section 5.2(g) were not in this LLC Agreement.

(h)           To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Units in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i)            Notwithstanding anything to the contrary contained in this LLC Agreement, in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b)(vi) of the definition of Gross Asset Value, any Profits or Losses resulting from such adjustment shall, in the manner reasonably determined by the Managing Member, be allocated among the Members (including the Members who held the Units giving rise to such adjustment) such that the Capital Account balance relating to each Unit is equal in amount immediately after making such allocation, after taking into account the Distribution Catch-Up Payment, in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided, that if the foregoing allocations pursuant to this Section 5.2(i) are insufficient to cause the Capital Account balance relating to each Unit to be so equal in amount, then the Managing Member, in its reasonable discretion, shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Unit to be so equal in amount.

(j)            The allocations set forth in Sections 5.2(a) through 5.2(g) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. In general, the Members anticipate that this shall be accomplished by specially allocating other Profits and Loss among the Members so that the net amount of Regulatory Allocations and such special allocations to each such Member is zero. This Section 5.2(j) is intended to minimize to the extent possible and to the extent necessary any economic distortions that may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

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Section 5.3            Allocations for Tax Purposes in General.

(a)           Except as otherwise provided in this Section 5.3, each item of income, gain, loss and deduction of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Sections 5.1 and 5.2.

(b)           In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using (i) the “traditional method” without curative allocations under Treasury Regulations Section 1.704-3(b) or (ii) any other permissible method or methods determined by the Managing Member to be appropriate and in accordance with the applicable Treasury Regulations.

(c)           Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions and (ii) tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as reasonably determined by the Managing Member taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii), 1.704-1(b)(3)(iv), and 1.704-1(b)(4)(viii).

(d)          Allocations pursuant to this Section 5.3 are solely for purposes of U.S. federal, state and local income taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this LLC Agreement.

(e)           If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x). If, pursuant to Section 5.2(i), the Managing Member causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(4)(x).

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(f)           Any adjustment to the adjusted tax basis of Company property pursuant to Code Section 743(b) resulting from a transfer of Units shall be handled in accordance with Treasury Regulations Section 1.743-1(j).

Section 5.4            Other Allocation Rules.

(a)           The Members are aware of the income tax consequences of the allocations made by this Article V and the economic effect of the allocations on the amounts receivable by them under this LLC Agreement. The Members hereby agree to be bound by the provisions of this Article V in reporting their share of Company income and loss for U.S. federal and applicable state and local income tax purposes.

(b)           The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 4.4 and the allocations set forth in Sections 5.1, 5.2 and 5.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Managing Member reasonably determines that the application of the provisions in Sections 4.4, 5.1, 5.2 or 5.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Managing Member is authorized to make any appropriate adjustments to such provisions to the extent permitted by applicable Law, including to allocate properly items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, or to otherwise cause the Members to achieve the economic objectives underlying this LLC Agreement and the Merger Agreement. The Managing Member also shall (i) make any adjustments that it reasonably determines are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(iv)(g) and (ii) make any reasonable and appropriate modifications in the event unanticipated events would reasonably be expected to otherwise cause this LLC Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(c)           If during any Taxable Year there is any change in any Member’s Units in the Company, the Managing Member shall allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member.

(d)           Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Managing Member shall allocate such liabilities in such manner that complies with the Code and the Treasury Regulations thereunder and that the Managing Member reasonably determines, in a manner intended to minimize any gain of the Members to the greatest extent possible under Section 731 of the Code.

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Section 5.5             Tax Characterization. The Parties intend that, for U.S. federal income tax purposes, (i) no Member be treated as having taxable income or gain as a result of the exchange of their Profits Interests or Restricted Interests for PI Units and/or EO Units and (ii) MIP LLC shall not be treated as having taxable income or gain as the result of the vesting of any such EO Units at the time of any Vesting Event (other than as a result of corrective allocations made pursuant to Section 5.2(i)). The Company shall prepare and file all tax returns consistent with this Section 5.5. unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

Article VI.
Distributions

Section 6.1             Distributions.

(a)           Distributions.

(i)            To the extent permitted by applicable Law, distributions to Members may be declared by the Managing Member out of Distributable Cash in such amounts, at such time and on such terms (including the payment dates of such distributions) as the Managing Member shall determine using such record date as the Managing Member may designate. All distributions made under this Section 6.1(a) shall be made to the Members as of the close of business on such record date on a pro rata basis (except that, for the avoidance of doubt, repurchases or redemptions made in accordance with Section 4.1(h) or payments made in accordance with Section 7.4 need not be on a pro rata basis, as long as such payments are otherwise made in accordance with the terms of this LLC Agreement) in accordance with each Member’s percentage interest in the Company as of the close of business on such record date; provided, that the Managing Member shall have the obligation to make distributions as set forth in Section 6.2 and Section 11.2(b)(iii); provided, further, that notwithstanding any other provision herein to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent or violate the Act. For purposes of this Section 6.1(a) and Section 6.2, insolvent means the inability of the Company to meet its payment obligations when due.

(ii)           Promptly following the designation of a record date and the declaration of a distribution pursuant to this Section 6.1(a), the Managing Member shall give notice to each Member of the record date, the amount and the terms of the distribution and the payment date thereof.

(iii)          No EO Unit that is not a Vested EO Unit shall be entitled to receive any distributions pursuant to Section 6.1(a); provided, that, no later than five (5) Business Days following the Vesting Date with respect to an EO Unit, for each EO Unit for which the Vesting Event has occurred, the Company shall pay to the holder of such EO Unit an aggregate amount equal to the aggregate per Common Unit amount of distributions actually paid pursuant to Section 6.1(a) (but, for the avoidance of doubt, excluding any Tax Distributions) during the Distribution Catch-Up Period relevant to such EO Unit (and if any in-kind distribution was made during the Distribution Catch-Up Period (which, for the avoidance of doubt, for purposes of this LLC Agreement, shall not include any transaction subject to Section 4.1(i) or 4.1(h) hereof), to the extent feasible (and not requiring any approval (including at PubCo) other than that of the Managing Member in its capacity as such) identical property, or if not feasible (or if requiring any such approval) an amount in cash equal to the greater of the per Common Unit Fair Market Value of such in-kind distribution (x) at the time such distribution was made and (y) at the time such Distribution Catch-Up Payment is made) (each such distribution, a “Distribution Catch-Up Payment”). To the extent that the Vesting Date in respect of a EO Unit occurs following the date that a distribution is declared under this Section 6.1(a), but on or before the date such distribution is paid, the amount distributable on each Unit in such distribution shall not be included in the Distribution Catch-Up Payment, and such holder of such EO Unit shall be entitled to receive such distribution when paid to the Members.

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(iv)          Members shall not be entitled to receive distributions pursuant to this Section 6.1(a) in respect of Unvested PI Units.

(v)           Members holding PI Units shall participate in distributions pursuant to this Section 6.1(a) only to the extent such distributions are attributable to income and appreciation in value of the Company in excess of the Applicable Participation Threshold.

(b)           Successors. For purposes of determining the amount of distributions (including Tax Distributions), each Member shall be treated as having made the Capital Contributions made by, been allocated the net taxable income of the Company (in accordance with the definition of Tax Amount) allocated to, and received the distributions made to or received by its predecessors in respect of any of such Member’s Units.

(c)           Distributions In-Kind. Except as otherwise provided in this LLC Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as reasonably determined by the Managing Member. In the event of any distribution of (i) property in kind or (ii) both cash and property in kind, each Member shall be distributed its proportionate share of any such cash so distributed and its proportionate share of any such property so distributed in kind (based on the Fair Market Value of such property). To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 6.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value. Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 5.1 and Section 5.2.

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Section 6.2            Tax-Related Distributions. Effective upon the Effective Time, prior to making any other distributions under this LLC Agreement, on each Tax Distribution Date, unless prohibited by applicable Law, the Managing Member shall cause the Company, from available cash, available borrowings and other funds legally available therefor, including legally made distributions from available cash of the Company’s Subsidiaries (taking into account any restrictions applicable to tax distributions contained in the Company’s or its Subsidiaries’ then applicable bank financing agreements by which the Company or its Subsidiaries are bound) (collectively, “Cash Available For Tax Distributions”) to make distributions of cash (each, a “Tax Distribution”) to the Members holding Units, pro rata in proportion to their respective number of Units in an amount such that the Member with the highest Tax Amount per Unit receives an amount equal to such Member’s Tax Amount; provided, that if the amount of Tax Distributions actually made with respect to a quarter or a Taxable Year is greater than or less than the Tax Distributions that would have been made under this Section 6.2 for such period based on subsequent tax information and assuming no limitations based on prohibitions under applicable Law, Cash Available For Tax Distributions, or insolvency under this Section 6.2 (such limitations, the “Liquidity Limitations”) (e.g., because the estimated Tax Distributions for a Taxable Year were greater than or less than the amount calculated based on actual taxable income for such Taxable Year or because such Tax Distribution would have rendered the Company insolvent (as defined in Section 6.1(a)), then, on subsequent Tax Distribution Dates, starting with the next Tax Distribution Date, and prior to any additional distributions pursuant to Section 6.1, the Managing Member shall, subject to the Liquidity Limitations, cause the Company to adjust the next Tax Distribution and subsequent Tax Distributions downward (but not below zero) or upward (but in any event pro rata in proportion to the Members’ respective number of Units) to reflect such excess or shortfall; and provided, further, that notwithstanding any other provision in this LLC Agreement to the contrary, (A) Tax Distributions shall not be required to the extent any such distribution would render the Company insolvent (as defined in Section 6.1(a)), and (B) the Managing Member shall not be required to cause the Company to make any Tax Distributions on any date other than a Tax Distribution Date. Notwithstanding anything to the contrary contained in this LLC Agreement, (a) the Managing Member shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Members’ Tax Distributions (but in any event pro rata in proportion to the Members’ respective number of Units) to take into account increases or decreases in the number of Units held by each Member during the relevant period (including as a result of conversion of any EO Units into Common Units in connection with the occurrence of a Vesting Event); provided that no such adjustments shall be made that would have a material adverse effect on MIP LLC without MIP LLC’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed) or on MIP RI LLC without MIP RI LLC’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed), and (b) except to adjust for changes in the number of Units held by the Members during a relevant period, as provided in (a) above, no Tax Distributions (or downward (but not below zero) or upward adjustment to any Tax Distributions) shall be made other than on a pro rata basis in proportion to the Members’ respective number of Units.

Section 6.3             Distribution Upon Withdrawal. No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Units in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as provided in this LLC Agreement.

Article VII.
Management

Section 7.1             Managing Member Rights; Member and Officer Duties.

(a)           PubCo shall be the sole Managing Member of the Company and, pursuant to the governing documents of PubCo, the business and affairs of PubCo shall be managed by or under the direction of the Board. Except as otherwise required by Law or provided in this LLC Agreement, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and (iii) the Members, other than the Managing Member (in its capacity as such), shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company.

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(b)           Except as otherwise required by the Act, no current or former Member (including a current or former Managing Member) or any current or former Officer shall be obligated personally for any Liability of the Company solely by reason of being a Member or, with respect to the Managing Member, acting as Managing Member of the Company, or, with respect to an Officer, acting in his or her capacity as an Officer. Notwithstanding anything to the contrary contained in this LLC Agreement, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this LLC Agreement or the Act shall not be grounds for imposing personal liability on the Managing Member for liabilities of the Company.

(c)           In connection with the performance of its duties as the Managing Member of the Company, the Managing Member (solely in its capacity as such) will owe to the other Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the other Members were stockholders of such corporation. To the extent that, at Law or in equity, any Subsidiary of the Company or any manager, director (or equivalent), officer, employee or agent of any Subsidiary of the Company has duties (including fiduciary duties) to the Company, to a Member (other than the Managing Member) or to any Person who acquires Units, all such duties (including fiduciary duties) are hereby limited solely to those expressly set forth in this LLC Agreement (if any), to the fullest extent permitted by Law. The limitation of duties (including fiduciary duties) to the Company, each Member (other than the Managing Member) and any Person who acquires Units set forth in the preceding sentence is approved by the Company, each Member (other than the Managing Member) and any Person who acquires Units.

Section 7.2             Role of Officers.

(a)            The Managing Member may appoint, employ or otherwise contract with any Person for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Managing Member may delegate to any such Persons such authority to act on behalf of the Company as the Managing Member may from time to time deem appropriate.

(b)           The Officers of the Company as of the Effective Time are set forth on Exhibit B attached hereto.

(c)            Except as set forth in this LLC Agreement, the Managing Member may appoint Officers at any time, and the Officers may include a chief executive officer, a president, one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, a general counsel, a chief legal officer, a treasurer, one or more assistant treasurers, a chief operating officer, a chief business officer, an executive chairman, and any other officers that the Managing Member deems appropriate. Except as set forth in this LLC Agreement, the Officers will serve at the pleasure of the Managing Member, subject to all rights, if any, of such Officer under any contract of employment. Any individual may hold any number of offices, and an Officer may, but need not, be a Member of the Company. The Officers will exercise such powers and perform such duties as specified in this LLC Agreement or as reasonably determined from time to time by the Managing Member. Unless otherwise specified by the Managing Member, any officer holding the title at PubCo that he or she also holds at the Company will have the same authority and duties at the Company as he or she has at PubCo.

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(d)           Subject to this LLC Agreement and to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Managing Member. Any Officer may resign at any time by giving written notice to the Managing Member. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the manner prescribed in this LLC Agreement for regular appointments to that office.

Section 7.3            Warranted Reliance by Officers on Others. In exercising their authority and performing their duties under this LLC Agreement, the Officers shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(a)          one or more employees or other agents of the Company or its Subsidiaries whom the Officer reasonably believes to be reliable and competent in the matters presented; and

(b)           any attorney, public accountant, or other Person as to matters which the Officer reasonably believes to be within such Person’s professional or expert competence.

Section 7.4             Indemnification.

(a)           Right to Indemnification.  Each Person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any Action, by reason of the fact that he, she or it is or was a Member (including the Managing Member), or an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the Company or any of its Subsidiaries, or is or was an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the Company or any of its Subsidiaries serving at the request of the Managing Member or the Company or any of its Subsidiaries as an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of another corporation, partnership, joint venture, limited liability company, trust or other entity or which relates to or arises out of the property, business or affairs of the Company or any of its Subsidiaries, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Action is alleged action in an official capacity as a director, manager, officer, employee or agent or in any other capacity while serving as an officer, manager, director, employee or agent, shall be indemnified by the Company against all expense, Liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, such Indemnitee shall not be entitled to indemnification if such Indemnitee’s conduct constituted fraud or a knowing violation of Law; provided, further, however, except as provided in Section 7.4(d) with respect to Actions to enforce rights to indemnification, the Company shall indemnify any such Indemnitee pursuant to this Section 7.4 in connection with an Action (or part thereof but excluding any compulsory counterclaim) initiated by such Indemnitee only if such Action (or part thereof but excluding any compulsory counterclaim) was authorized by the Board.

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(b)            Right to Advancement of Expenses. The right to indemnification conferred in Section 7.4(a) shall include the right to advancement by the Company of any and all expenses (including attorneys’ fees and expenses) incurred in participating in or defending any such Action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that an Advancement of Expenses incurred by an Indemnitee shall be made pursuant to this Section 7.4(b) only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 7.4(b). An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 7.4(b) is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 7.4(a) with respect to the related Action or the absence of any prior determination to the contrary.

(c)            Contract Rights. The rights to indemnification and to the Advancement of Expenses conferred in Sections 7.4(a) and 7.4(b) shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, manager, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, estate, executors, administrators and legal representatives.

(d)            Right of Indemnitee to Bring Suit. If a claim under Sections 7.4(a) or 7.4(b) is not paid in full by the Company within sixty (60) calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty (20) calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification under this LLC Agreement (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company shall be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Company (including its Managing Member or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including the Managing Member or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses under this LLC Agreement, or brought by the Company to recover an Advancement of Expenses under this LLC Agreement pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, shall be on the Company.

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(e)            Appearance as a Witness. Notwithstanding any other provision of this Section 7.4, the Company shall pay or reimburse out of pocket expenses incurred by any Person entitled to be indemnified pursuant to this Section 7.4 in connection with such Person’s appearance as a witness or other participation in an Action at a time when such Person is not a named defendant or respondent in the Action.

(f)            Nonexclusivity of Rights. The rights to indemnification and the Advancement of Expenses conferred in this Section 7.4 shall not be exclusive of any other right which a Person may have or hereafter acquire under any Law, this LLC Agreement, any agreement, any vote of stockholders or disinterested directors or otherwise. Nothing contained in this Section 7.4 shall limit or otherwise affect any such other right or the Company’s power to confer any such other right.

(g)            No Duplication of Payments. The Company shall not be liable under this Section 7.4 to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

(h)           Maintenance of Insurance. The Company or PubCo shall maintain directors’ and officers’ insurance from a financially sound and reputable insurer (at a minimum, in such amounts as are standard in the industry) to protect directors and officers of the Company and its Subsidiaries against Indemnifiable Losses of such Indemnitee, whether or not the Company has the authority to indemnify such Indemnitee against such Indemnifiable Losses under this Section 7.4, in each case to the extent available under the directors’ and officers’ insurance policy of PubCo.

Section 7.5             Resignation or Termination of Managing Member. PubCo shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 7.5. No termination or replacement of PubCo as Managing Member shall be effective unless proper provision is made, in compliance with this LLC Agreement, so that the obligations of PubCo, its successor by merger (if applicable) and any new Managing Member and the rights of all Members under this LLC Agreement and applicable Law remain in full force and effect. No appointment of a Person other than PubCo (or its successor by merger, as applicable) as Managing Member shall be effective unless (a) the new Managing Member executes a joinder to this LLC Agreement and agrees to be bound by the terms and conditions in this LLC Agreement, and (b) PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable), to cause (i) PubCo to comply with all PubCo’s obligations under this LLC Agreement (including its obligations under Section 4.6) other than those that must necessarily be taken solely in its capacity as Managing Member and (ii) the new Managing Member to comply with all the Managing Member’s obligations under this LLC Agreement.

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Section 7.6             Reclassification Events of PubCo. If a Reclassification Event occurs, the Managing Member or its successor as a result of such Reclassification Event, as the case may be, shall, as and to the extent necessary, amend this LLC Agreement in compliance with Section 12.1, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (a) the exchange rights of holders of Units set forth in Section 4.6 provide that each PI Unit and EO Unit is exchangeable for the same amount and same type of property, securities or cash (or combination thereof) that the share(s) of Class A Common Stock into which it is exchangeable become(s) exchangeable for or converted into as a result of the Reclassification Event and (b) PubCo or the successor to PubCo as a result of such Reclassification Event, as applicable, is obligated to deliver such property, securities or cash upon such exchange. PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person as a result of such Reclassification Event, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this LLC Agreement.

Section 7.7             Managing Member Compensation. The Managing Member shall not be compensated for its services as Managing Member of the Company.

Section 7.8             Certain Fees and Expenses.

(a)            The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company.

(b)            The Company shall also, in the sole discretion of the Managing Member, bear and/or reimburse PubCo for (i) any costs, fees, expenses or other obligations incurred by PubCo in connection with the operation of the Company’s business (including expenses allocated to PubCo by its Affiliates), (ii) any costs, fees, expenses or other obligations allocable to the Company or incurred by PubCo related to the business and affairs of PubCo that are conducted through the Company and/or any one or more of its subsidiaries, including, without limitation, (A) costs, fees, expenses and other obligations that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of PubCo, (B) operating, administrative and other similar costs, fees, expenses and obligations incurred by PubCo, (C) compensation and meeting costs, fees, expenses and other obligations of the Board and any committee of the Board, (D) any salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of PubCo, to perform services for the Company, (E) costs, fees, expenses and other obligations, including damages, arising from litigation, (F) costs, fees or expenses of legal, tax, accounting and other professional advisors, (G) costs, fees, expenses and other obligations (including any underwriters discounts and commissions) related to any securities offering (whether or not successful) authorized by PubCo, (H) costs, fees, expenses and other obligations incurred in connection with the maintenance of PubCo, including those related to being a public company listed on a national securities exchange, and (I) franchise taxes (except to the extent such franchise taxes are based on or measured with respect to net income or profits); provided, however, that the Company shall not pay or bear any income tax obligations of PubCo. Reimbursements pursuant to this Section 7.8(b) shall be in addition to (but without duplication of) any indemnification or Advancement of Expenses made to any Indemnitee pursuant to Section 7.4.

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(c)            The Company or the Managing Member shall be responsible for the ordinary and reasonable expenses incurred by MIP LLC and MIP RI LLC in connection with their continuing existence and administration.

Article VIII.
Role of Members

Section 8.1             Rights or Powers. Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the operation, management or control of the Company or its business and affairs, transact any business in the Company’s name or to act for or bind the Company in any way and shall not have any voting rights. Notwithstanding the foregoing sentence, the Members have all the rights and powers set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement, in the Act. Any Member, its Affiliates and its and their employees, managers, owners, agents, directors and officers may also be an employee or be retained as an agent of the Company.

Section 8.2             Various Capacities. The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member or, in the case of PubCo, the Managing Member or the Company Representative.

Section 8.3             Corporate Opportunities. To the extent allowed by applicable Law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Company or any of its officers, the Managing Member, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date hereof or in the future, and the Company renounces any expectancy that any of the officers of the Company will offer any such corporate opportunity of which he or she may become aware to the Company, except, the doctrine of corporate opportunity shall apply with respect to any of the officers of the Company and the Managing Member with respect to a corporate opportunity that was offered to such person solely in his or her capacity as an officer or Managing Member of the Company and (a) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue and (b) the officer or Managing Member is permitted to refer that opportunity to the Company without violating any legal obligation.

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Article IX.
Transfers of Units

Section 9.1             Restrictions on Transfer. No Member shall Transfer all or any portion of its Units without the prior written consent of the Managing Member, other than in connection with any Exchange. For the avoidance of doubt, the restrictions on Transfer contained in this Article IX shall not apply to the Transfer of any capital stock of PubCo. If, notwithstanding the provisions of this Section 9.1, all or any portion of a Member’s Units are Transferred by such Member in violation of this Section 9.1, involuntarily, by operation of Law or otherwise, then without limiting any other rights and remedies available to the other Parties under this LLC Agreement, the transferee of such Units (or portion thereof) shall not be admitted to the Company as a Member nor be entitled to any rights as a Member under this LLC Agreement, and the Member transferor will continue to be bound by all obligations under this LLC Agreement. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 9.1 shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever.

Section 9.2             Restrictions on Ownership. At no time shall more than twenty five percent (25%) of the voting interest of the Company be owned or controlled by persons who are not “citizens of the United States” (as such term is defined in Title 49, United States Code, Section 40102 and administrative interpretations thereof issued by the Department of Transportation or its predecessor or successors, or as the same may be from time to time amended) (“Non-Citizens”). In the event that Non-Citizens shall own (beneficially or of record) or have voting control over any equity interests of the Company, the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that the Company remains a “citizen of the United States,” as defined immediately above.

Article X.
Accounting

Section 10.1           Books of Account. The Company shall, and shall cause each Subsidiary to, maintain true books and records of account in which complete and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered by the Managing Member which shall be the same system of accounting established and administered by PubCo.

Section 10.2           Tax Elections. The Company Representative shall cause the Company and any eligible Subsidiary to make an election (or continue a previously made election) pursuant to Section 754 of the Code (and any analogous provision of any applicable state, local or non-U.S. Law) for the Taxable Year that includes the date hereof and for each Taxable Year in which an Exchange occurs, shall not thereafter revoke any such election. Except as otherwise provided in this LLC Agreement, the Company shall make any other election the Company Representative may deem appropriate and in the best interests of the Company.

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Section 10.3           Tax Returns; Information.

(a)            The Company Representative shall arrange for the preparation and timely filing of all income and other tax and informational returns of the Company. The Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during the relevant quarter of the relevant Taxable Year reasonable quarterly estimates of such Member’s state tax apportionment information and the allocations to such Member of taxable income, gains, losses, deductions or credits for such Taxable Year for U.S. federal, and applicable state and local, income tax reporting purposes at least ten (10) days prior to the individual or corporate quarterly estimate payment deadline for U.S. federal income taxes for calendar year filers (whichever is earlier). As promptly as reasonably practicable following the end of each Taxable Year, the Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during such Taxable Year (i) an estimated IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) or similar documents with such information of the Company and all relevant information regarding the Company reasonably necessary for the Members to estimate their taxable income for such Taxable Year, and (ii) in no event later than thirty (30) days prior to the individual or corporate filing deadline (with extensions) for U.S. federal income taxes for calendar year filers (whichever is earlier), a final IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) and all relevant information regarding the Company reasonably necessary for the Members to file their tax returns on a timely basis (including extensions) for such Taxable Year. The Company shall use commercially reasonable efforts to furnish to each Member and former Member, as soon as reasonably practicable after an applicable request, all information relating to the Company and in the Company’s possession reasonably requested by such Member and that is reasonably necessary for such Member to prepare and file its own tax returns and pay its own taxes or make distributions to its members in order for them to pay their taxes (including copies of the Company’s federal, state and local income tax returns). Each Member and former Member shall furnish to the Company all pertinent information in its possession that is reasonably necessary to enable the Company’s tax returns to be prepared and filed. Each Member further agrees (including with respect to the Taxable Year that such Member becomes a former Member) that such Member shall notify the Company and consult with the Company regarding a position on its tax return in the event such Member intends to file its tax returns in a manner that is inconsistent with the Schedule K-1 or other statements furnished by the Company to such Member for purposes of preparing tax returns.

(b)            In addition to each Member’s rights to information pursuant to and in accordance with Section 18-305 of the Act, each Member shall be entitled to examine, either directly or through its representatives, the books and records of the Company or any of its Subsidiaries at the principal office of the Company or such other location as the Managing Member shall reasonably approve during normal business hours for any purpose reasonably related to such Member’s interest as a Member of the Company with the information to which such Member shall be entitled about the Company or any of its Subsidiaries being the same information to which a stockholder of a Delaware corporation would have with respect to such corporation; provided that, in any event, the Managing Member has a right to keep confidential from the Members certain information in accordance with Section 18-305 of the Act.

Section 10.4           Company Representative.

(a)            PubCo is hereby designated as the Company Representative. In addition, PubCo is hereby authorized to designate or remove any other Person selected by PubCo as the Company Representative; provided that all actions taken by the Company Representative pursuant to this Section 10.4 shall be subject to the overall oversight and authority of the Board. For each Taxable Year in which the Company Representative is an entity, the Company shall appoint the “designated individual” identified by the Company Representative and approved by the Board to act on its behalf in accordance with the applicable Treasury Regulations or analogous provisions of state or local Law. Each Member hereby expressly consents to such designations and agrees to take, and that the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other IRS or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations, including removing any Person designated as the Company Representative (including any “designated individual”) prior to the date of this LLC Agreement.

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(b)           Subject to this Section 10.4, the Company Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the BBA Rules, including making any elections under the BBA Rules or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any Action, audit or examination before the IRS or any other tax authority (each an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Subject to the provisions of Section 10.4(d), the Company Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) (i) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any tax authority or (ii) will make an election under Section 6226(a) of the Code (or any analogous provision of state or local Law) (a “Push-Out Election”); provided, that the Company Representative shall obtain the prior written consent of the holders of a majority of the then issued and outstanding MIP LLC Profits Interests (which consent shall not be unreasonably withheld, delayed or conditioned) and a majority of the then issued and outstanding MIP RI LLC equity interests (which consent shall not be unreasonably withheld, delayed or conditioned) before taking any material action under the BBA Rules that would reasonably be expected to have a disproportionate (compared to PubCo) and material adverse effect on MIP LLC or MIP RI LLC.

(c)            The Company Representative is authorized, to the extent permissible under applicable Law, to cause the Company to pay any imputed underpayment of taxes and any related interest, penalties and additions to tax determined in accordance with Code Section 6225 that may from time to time be required to be made under Code Section 6232 and to pay any similar amounts arising under state, local, or foreign tax Laws (together, “Imputed Tax Underpayments”). Imputed Tax Underpayments also shall include any imputed underpayment within the meaning of Code Section 6225 (any similar amounts arising under state, local, or foreign tax Laws) paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest other than through entities treated as corporations for U.S. federal income tax purposes to the extent that the Company bears the economic burden of such amounts, whether by Law or contract. To the extent permissible under applicable Law, the Company Representative may cause the Company to allocate the amount of any Imputed Tax Underpayment among the Members (including any former Members) in an equitable manner, taking into account, among other factors, the magnitude of the Imputed Tax Underpayment, the nature of the tax items that are the subject of the adjustment giving rise to the Imputed Tax Underpayment, the classification of the Members for U.S. federal income tax purposes, and the Persons who received (and the proportions in which they received) the benefits of the activities that gave rise to that Imputed Tax Underpayment. To the extent that the Company Representative elects to cause the Company to pay an Imputed Tax Underpayment, the Company Representative shall use commercially reasonable efforts to pursue available procedures under applicable Law to reduce such Imputed Tax Underpayment on account of its Members’ (or any of the Members’ direct or indirect beneficial owners’) tax status, with any corresponding reduction being credited to the applicable Member for purposes of allocating such Imputed Tax Underpayment among the relevant Members or former Members to the extent relevant.

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(d)            Without limiting the foregoing, the Company Representative shall give prompt written notice to MIP LLC or MIP RI LLC, as applicable, of the commencement of any income tax Audit of the Company or any of its Subsidiaries that would reasonably be expected to have a material adverse effect on MIP LLC or MIP RI LLC (any such Audit, a “Specified Audit”). The Company Representative shall (i) keep MIP LLC or MIP RI LLC, as applicable, reasonably informed of the material developments and status of any such Specified Audit, (ii) permit MIP LLC (or its designee) or MIP RI LLC (or its designee), as applicable, to participate (including using separate counsel), in each case at MIP LLC’s or MIP RI LLC’s, as applicable, sole cost and expense, in any such Specified Audit to the extent such Specified Audit would reasonably be expected to affect MIP LLC or its owners or MIP RI LLC or its owners, as applicable, and (iii) promptly notify MIP LLC or MIP RI LLC, as applicable, of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Company Representative or the Company shall promptly provide MIP LLC or MIP RI LLC, as applicable, with copies of all material correspondence between the Company Representative or the Company (as applicable) and any Governmental Entity in connection with such Specified Audit and shall give MIP LLC or MIP RI LLC, as applicable, a reasonable opportunity to review and comment on any material, non-ministerial correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. The Company Representative shall not (and the Company shall not (and shall not authorize the Company Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to PubCo) and material adverse effect on MIP LLC without MIP LLC’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) or on MIP RI LLC without MIP RI LLC’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The obligations of the Company and the Company Representative under this Section 10.4(d) with respect to any Specified Audit affecting MIP LLC or MIP RI LLC, as applicable, as a result of its prior ownership of Units shall continue after MIP LLC or MIP RI LLC, as applicable Transfers any or all of such Units.

(e)            If the Company Representative causes the Company to make a Push-Out Election, each Member who was a Member of the Company for U.S. federal income tax purposes for the “reviewed year” (within the meaning of Code Section 6225(d)(1) or similar concept under applicable state, local, or non-U.S. Law), shall take any adjustment to income, gain, loss, deduction, credit or otherwise (as determined in the notice of final partnership adjustment or similar concept under applicable state, local, or non-U.S. Law) into account as provided for in Code Section 6226(b) (or similar concept under applicable state, local, or non-U.S. Law). The Company shall consult in good faith with MIP LLC or MIP RI LLC, as applicable, with respect to any material tax election with respect to the Company that could reasonably be expected to have a disproportionate adverse effect on MIP LLC or MIP RI LLC.

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(f)             Promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by Law, reimburse and indemnify the Company Representative (including, for the avoidance of doubt, any “designated individual”) for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with the exercise of its rights and fulfillment of its duties under this Section 10.4, absent willful breach, bad faith, gross negligence or willful misconduct on the part of the Company Representative or any “designated individual”. Nothing in this LLC Agreement will be construed to restrict the Company or the Company Representative from engaging an accounting firm or legal counsel to assist the Company Representative in discharging its duties under this LLC Agreement.

(g)            Each Member agrees to cooperate in good faith with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to this Section 10.4, including timely providing any information reasonably necessary or advisable for the Company Representative to comply with its obligations under Section 10.4(c), that is or are reasonably necessary or advisable to reduce the amount of any tax, interest, penalties or similar amounts the cost of which is (or would otherwise be) borne by the Company (directly or indirectly) or to make any election permitted by this LLC Agreement and the Code or other relevant tax Law unless such Member is restricted from providing such information under any applicable Law or contract. Each Member acknowledges that any action taken by the Company Representative in its capacity as such may be binding upon such Members and that such Member shall not independently act with respect to Audits affecting the Company or its Subsidiaries. Notwithstanding anything to the contrary contained in this LLC Agreement, no provision of this LLC Agreement shall require, or give any Person the right to require, PubCo, MIP LLC or MIP RI LLC to file any amended tax return.

(h)            This Section 10.4 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

Section 10.5            Withholding Tax Payments and Obligations.

(a)            If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including federal, state, local or foreign withholding, personal property, unincorporated business or other taxes, the amount of any Imputed Tax Underpayments allocated to a Member in accordance with Section 10.4, and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member shall cause the Company to withhold such amounts and cause the Company to make such tax payments as so required, and each Member hereby authorizes the Company to do so; provided, the Company and Managing Member shall use commercially reasonable efforts to cooperate in good faith with MIP LLC and MIP RI LLC to minimize, to the extent permissible under applicable Law, the amount of any such withholding which relates to MIP LLC and MIP RI LLC. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding Tax Distribution or Tax Distributions and, if applicable, the proceeds of liquidation that would otherwise have been made to such Member under this LLC Agreement; provided, that if a Tax Advance is made on behalf of a former Member, then such former Member shall indemnify and hold harmless the Company for the entire amount of such Tax Advance. For all purposes of this LLC Agreement, such Member shall be treated as having received the amount of the distribution, if applicable, that is equal to the Tax Advance at the time of such Tax Advance and (if applicable) as having paid such Tax Advance to the relevant taxing jurisdiction. Notwithstanding the foregoing, to the extent that the aggregate amount of Tax Advances for any period made on behalf of a Member exceeds the actual Tax Distributions that would have otherwise been made to such Member during the fifteen (15) months following such Tax Advances, then such Member shall indemnify and hold harmless the Company for the entire amount of such excess (which has not offset Tax Distributions pursuant to this Section 10.5); provided, that such indemnification obligation shall be the several obligation of such Member and shall not be treated as Capital Contributions. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 10.4(c)), in each case as reasonably determined by the Company Representative.

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(b)            With respect to any withholding obligation of the Company that arises as a result of a Unit held by MIP RI LLC becoming a Vested Unit, the Company shall use commercially reasonable efforts to provide the applicable Participant (as such term is defined in the Wheels Up Partners Holdings LLC Equity Incentive Plan, as amended from time to time, (the “Equity Incentive Plan”)) with timely notice of such withholding obligation and shall cooperate in good faith with such Participant to permit the Participant to make a payment in satisfaction of such withholding obligation no later than the date on which any amounts must be withheld. If, after the Company makes a good faith effort to cooperate with the Participant regarding the payment in satisfaction of the withholding obligation, such Participant has not made a timely and complete payment in satisfaction of such withholding obligation, then the Company may redeem a portion of the Units giving rise to the withholding obligation in an amount sufficient to cover the withholding obligation, at a price equal to the Cash Exchange Payment that the Participant would have received if it had Exchanged such Units, assuming that (i) a Cash Election were made with respect to such Exchange and (ii) the Exchange Notice Date were the date on which the Units became Vested. This Section 10.5(b) is intended to be interpreted consistently with Section 10 of the Equity Incentive Plan.

(c)            This Section 10.5 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

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Article XI.
Dissolution

Section 11.1           Liquidating Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (each, a “Liquidating Event”):

(a)            the determination of the Managing Member to dissolve the Company, with the written consent of the holders of a majority of the MIP LLC Profits Interests then outstanding and the written consent of the holders of a majority of the MIP RI LLC equity interests then outstanding;

(b)           the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the Act; and

(c)            the entry of a decree of judicial dissolution under Section 18–802 of the Act.

The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event. In the event of a dissolution pursuant to Section 11.1, the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 11.2 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more Members and subject to compliance with applicable Laws, unless, with respect to any class of Units, holders of at least seventy-five percent (75%) of the Units of such class consent in writing to a treatment other than as described above.

Section 11.2           Procedure.

(a)            In the event of the dissolution of the Company for any reason, the Managing Member (or in the event that there is no Managing Member or the Managing Member is in bankruptcy, any Person selected by the majority of Members) shall commence to wind up the affairs of the Company and, subject to Section 11.3(a), the Managing Member shall have full right to determine in good faith the time, manner and terms of any sale or sales of the property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Members shall continue to share Profits and Losses during the period of liquidation in the same manner and proportion as immediately prior to the Liquidating Event. The Company shall engage in no further business except as may be necessary to preserve the value of the Company’s assets during the period of dissolution and liquidation.

(b)            Following the allocation of all Profits and Losses as provided in Article V, the net proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:

(i)            First, to the payment and discharge of all expenses of liquidation and discharge of all of the Company’s Liabilities to creditors (whether third parties or, to the fullest extent permitted by law, Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts or liabilities under 18-601 or 18-604 of the Act;

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(ii)           Second, to set up such cash reserves which the Managing Member reasonably deems necessary for contingent, conditional or unmatured Liabilities or future payments described in this Section 11.2(b) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of clause (iii), below); and

(iii)          Third, the balance to the Members in accordance with Section 6.1(a).

(c)            Except as provided in Section 11.3(b), no Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.

(d)            Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

(e)            Prior to the distribution of the proceeds of the liquidation and any other funds of the Company in liquidation, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution, and a final allocation of all items of income, gain, loss, deduction and credit in accordance with Article V shall be made in such a manner that, immediately before distribution of assets pursuant to Section 11.2(b)(iii), the positive balance of the Capital Account of each Member shall, to the greatest extent possible, be equal to the net amount that would so be distributed to such Member (and any non-cash assets to be distributed will first be written up or down to their Fair Market Value, thus creating hypothetical gain or loss (if any), which resulting hypothetical gain or loss shall be allocated to the Members’ Capital Accounts in accordance with the requirements of Treasury Regulation Section 1.704-1(b) and other applicable provisions of the Code and this LLC Agreement).

Section 11.3           Rights of Members.

(a)            Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.

(b)            Except as otherwise provided in this LLC Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions, and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations, except with respect to the Distribution Catch-Up Payment as provided in Section 6.1(a). The right to a return of Capital Contributions shall be solely to the extent set forth in this LLC Agreement.

Section 11.4           Notices of Dissolution. In the event a Liquidating Event occurs, the Company shall, within thirty (30) days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as reasonably determined by the Managing Member), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.

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Section 11.5           Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.

Section 11.6           No Deficit Restoration. No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.

Article XII.
General

Section 12.1            Amendments; Waivers.

(a)            Except as otherwise provided in this LLC Agreement, the terms and provisions of this LLC Agreement may be altered, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) only with the approval of the Managing Member; provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members, and, for the avoidance of doubt, any Member, shall have the right to file an Exchange Notice prior to the effectiveness of such alteration, modification or amendment with respect to all of such Member’s remaining Vested Units; provided, further, that no amendment to this LLC Agreement may (t) disproportionately and adversely affect a Member or remove a right or privilege granted to a Member, without such Member’s prior written consent (provided that the creation or issuance of any new Unit or Equity Security of the Company permitted pursuant to Section 4.1 and Section 4.3 and any amendments or modifications to this LLC Agreement to the extent necessary to reflect such creation or issuance shall not be deemed to disproportionately and adversely affect a Member or remove a right or privilege specifically granted to a Member in any event); (u) modify the limited liability of any Member, or increase the Liabilities of any Member, in each case, without the prior written consent of each such affected Member; (v) alter or change any rights, preferences or privileges of any Units in a manner that is different or prejudicial relative to any other Units in the same class of Units, without the prior written consent of each such affected Member; (w) alter or change any rights, preferences or privileges of the PI Units or EO Units in a material and adverse manner, without the prior written consent of the holders of a majority of the MIP LLC Profits Interests then outstanding; (x) amend or modify the rights of MIP LLC without the approval of MIP LLC; (y) alter or change any rights, preferences or privileges of the EO Units in a material and adverse manner, without the prior written consent of the holders of a majority of the MIP RI LLC equity interests then outstanding; or (z) amend or modify the rights of MIP RI LLC without the approval of MIP RI LLC; provided, further, that no amendment to Section 4.3 of this LLC Agreement and no amendment that permits the issuance of additional Common Units, PI Units or Equity Securities of the Company (other than as expressly contemplated by this Agreement) may be made without the consent of a majority of the independent members of the Board.

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(b)            Notwithstanding the foregoing clause (a), the Managing Member, acting alone, may amend this LLC Agreement, including Exhibit A, (i) to reflect the admission of new Members, Transfers of Units, the issuance of additional Units, in each case in accordance with the terms of this LLC Agreement, and, subject to Section 12.1(a), subdivisions or combinations of Units made in accordance with Section 4.1(h) and (ii) as necessary, and solely to the extent necessary, based on the reasonable written advice of legal counsel or a qualified tax advisor (including any nationally recognized accounting firm) to the Company, to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(c)            No waiver of any provision or default under, nor consent to any exception to, the terms of this LLC Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 12.2           Further Assurances. Each Party agrees that it will from time to time, upon the reasonable request of another Party, execute such documents and instruments and take such further action as may be reasonably required to carry out the provisions of this LLC Agreement. The consummation of Transfers, Exchanges and issuances of Equity Securities pursuant to this LLC Agreement shall be subject to, and conditioned on, the completion of any required regulatory filings with any applicable Governmental Entity (or the termination or expiration of any waiting period in connection therewith), including the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to the extent required in connection with such Transfer, Exchange or issuance. The Members shall reasonably cooperate in connection with any such filing.

Section 12.3           Successors and Assigns. All of the terms and provisions of this LLC Agreement shall be binding upon the Parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms of this LLC Agreement. No Party may assign its rights under this LLC Agreement except as permitted pursuant to this LLC Agreement.

Section 12.4           Entire Agreement. This LLC Agreement, together with all Exhibits and Schedules to this LLC Agreement, the Merger Agreement, the Registration Rights Agreement and all other Ancillary Agreements (as such term is defined in the Merger Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements between the Parties in connection with such subject matter except as set forth in this LLC Agreement and therein.

Section 12.5           Rights of Members Independent. The rights available to the Members under this LLC Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

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Section 12.6           Governing Law; Waiver of Jury Trial; Jurisdiction. This LLC Agreement, and all claims or causes of action based upon, arising out of, or related to this LLC Agreement or the matters contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this LLC Agreement or the matters contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this LLC Agreement or the matters contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 12.6. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LLC AGREEMENT AND THE MATTERS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LLC AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY.

Section 12.7           Headings. The headings in this LLC Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this LLC Agreement.

Section 12.8           Counterparts; Electronic Delivery. This LLC Agreement and any amendments thereto may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. No Party shall raise the use of email or other electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email or other electronic transmission as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 12.9           Notices. All notices and other communications provided for in this LLC Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when sent by email (excluding any delivery that results in an automated reply, such as an out-of-office notification), addressed as follows:

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If to the Company or the Managing Member:

Wheels Up Partners Holdings LLC
601 West 26th Street, Suite 900
New York, New York 10001

Attn:	Jason Horowitz, Chief Business Officer
Laura Heltebran, Chief Legal Officer
Email:	jhorowitz@wheelsup.com
laura.heltebran@wheelsup.com

With copies to:

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Attention:	Thomas Yadlon
John Geelan
Email:	thomas.yadlon@arnoldporter.com
john.geelan@arnoldporter.com

Section 12.10         Severability. If any provision of this LLC Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this LLC Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this LLC Agreement, they shall take any actions necessary to render the remaining provisions of this LLC Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this LLC Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.11         No Third Party Beneficiaries. Except as provided in Section 7.4 and Section 10.3(a), and for the rights of the holders of the MIP LLC Profits Interests and the MIP RI LLC equity interest holders to approve any matter expressly set forth herein, this LLC Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights under this LLC Agreement.

[Signatures on Next Page]

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Seventh Amended and Restated Limited Liability Company Agreement to be executed as of the day and year first above written.

COMPANY:

WHEELS UP PARTNERS HOLDINGS LLC

By:	/s/ Kenneth Dichter
Name: Kenneth Dichter
Title: Chief Executive Officer

MANAGING MEMBER AND SOLE MEMBER:

WHEELS UP EXPERIENCE INC.

By:	/s/ Kenneth Dichter
Name: Kenneth Dichter
Title: Chief Executive Officer

[Signature Page to Seventh Amended and Restated Limited Liability Company Agreement of Wheels Up Partners Holdings LLC]

MEMBER:

WHEELS UP BLOCKER SUB LLC

By:	/s/ Eric Jacobs
Name: Eric Jacobs
Title: Chief Financial Officer

MEMBER:

WHEELS UP MIP LLC

By:	/s/ Eric Jacobs
Name: Eric Jacobs
Title: Chief Financial Officer

MEMBER:

WHEELS UP MIP RI LLC

By:	/s/ Eric Jacobs
Name: Eric Jacobs
Title: Chief Financial Officer

[Signature Page to Seventh Amended and Restated Limited Liability Company Agreement of Wheels Up Partners Holdings LLC]

Schedule A

HURDLE AMOUNTS

PI Unit Series	Hurdle Amount
Series 1, 2, 2A	2.18
Series 3	2.97
Series 4	5.49
Series 5	6.50
Series 6, 7	7.04
Series 8, 9, 10	7.56
Series 11	8.38
Series 12	8.69

Exhibit A

MEMBERS

Name	Effective Time Common Units	Effective Time PI Units	Effective Time EO Units	Address
Wheels Up Experience Inc.	167,923,185			601 West 26th Street New York, New York 10001
Wheels Up Blocker Sub LLC	77,289,569			601 West 26th Street New York, New York 10001
Wheels Up MIP LLC		29,042,360 (see below for Series and Hurdle Amounts)	1,289,258	601 West 26th Street New York, New York 10001
Wheels Up MIP RI LLC			206,981	601 West 26th Street New York, New York 10001

Effective Time PI Units by Series, with corresponding Hurdle Amount:

PI Unit Series	Hurdle Amount	Number of Effective Time PI Units
Series 1, 2, 2A	2.18	3,629,003
Series 3	2.97	677,905
Series 4	5.49	3,032,822
Series 5	6.50	5,415,891
Series 6, 7	7.04	6,296,813
Series 8, 9, 10	7.56	8,431,505
Series 11	8.38	1,374,265
Series 12	8.69	184,156

Exhibit B

OFFICERS

Kenny Dichter	Chief Executive Officer
Eric Jacobs	Chief Financial Officer
Thomas W. Bergeson	Chief Operating Officer
Lee Applbaum	Chief Marketing Officer
Vinayak Hegde	Chief Marketplace Officer
Laura Heltebran	Chief Legal Officer and Secretary
Jason Horowitz	Chief Business Officer
Francesca Molinari	Chief People Officer

Exhibit E

WHEELS UP EXPERIENCE INC.

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this “Agreement”) is made by and between Wheels Up Experience Inc., a Delaware corporation (the “Company”, as such term is modified in Section 11), and [●] (“Indemnitee”). This Agreement is effective as of July 13, 2021.

RECITALS

The Indemnitee is (or is about to become) a director or executive officer of the Company. The Company and Indemnitee recognize the increasing difficulty in obtaining liability insurance for directors and officers, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance. The Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors and executive officers to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited. Indemnitee does not regard the current protection available as adequate under the present circumstances, and Indemnitee may not be willing to serve (or continue to serve) as a director or executive officer of Company without additional protection. The Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, and to indemnify its directors and executive officers so as to provide them with the maximum protection permitted by law.

The Company’s certificate of incorporation and its bylaws require indemnification of the executive officers and directors of the Company, and Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware (the “DGCL”). It is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, regardless of any amendment or revocation of the Company’s certificate of incorporation or bylaws, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified. This Agreement is a supplement to and in furtherance of the indemnification provided in the certificate of incorporation of the Company, the bylaws of the Company and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Indemnitee hereby agree as follows:

1.            Indemnification.

(a)            Third-Party Proceedings.  The Company shall indemnify Indemnitee in accordance with the provisions of this Section 1(a) and to the fullest extent permitted by applicable law, if Indemnitee is or is threatened to be made, a party to or a participant in any Proceeding (other than a Proceeding by or in the right of the Company to procure a judgment in the Company’s favor), against all Expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, in accordance with the terms of this Section 1(a)) actually and reasonably incurred by Indemnitee (or on Indemnitee’s behalf) in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal Proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful. Indemnitee shall not enter into any settlement in connection with a Proceeding without ten (10) days’ prior notice to the Company and without the Company’s prior written consent, which consent may not be unreasonably withheld.

(b)            Proceedings By or in the Right of the Company. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 1(b) and to the fullest extent permitted by applicable law, if Indemnitee is or is threatened to be made a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in the Company’s favor, against all Expenses actually and reasonably incurred by Indemnitee (or on Indemnitee’s behalf) in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudicated by court order or judgment to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such Proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c)            Success on the Merits. To the fullest extent permitted by applicable law, notwithstanding any other provision of this Agreement and except as provided in Section 7, to the extent that Indemnitee is a party to or a participant in and is successful on the merits or otherwise in any Proceeding referred to in Section 1(a) or Section 1(b) or the defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee (or on Indemnitee’s behalf) in connection therewith. Without limiting the generality of the foregoing, if Indemnitee is successful on the merits or otherwise as to one or more but less than all claims, issues or matters in a Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such successfully resolved claims, issues or matters to the fullest extent permitted by applicable law. If any Proceeding is disposed of on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Company, (iii) a plea of guilty by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and (v) with respect to any criminal Proceeding, an adjudication that Indemnitee had reasonable cause to believe Indemnitee’s conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

(d)            Witness Expenses. To the fullest extent permitted by applicable law and to the extent that Indemnitee is, by reason of the Indemnitee’s status as a current or former director, executive officer, employee, agent or trustee of the Company or of any other enterprise which the Indemnitee is or was serving at the request of the Company, a witness or otherwise asked to participate in any Proceeding to which Indemnitee is not a party and is not threatened to be made a party, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee (or on Indemnitee’s behalf) in connection with such Proceeding.

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2.            Indemnification Procedure.

(a)            Advancement of Expenses. To the fullest extent permitted by applicable law, the Company shall advance all Expenses actually and reasonably incurred by Indemnitee in connection with a Proceeding (or any part of any Proceeding) within thirty (30) days after receipt by the Company of a statement requesting such advances (which shall include invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause Indemnitee to waive any privilege accorded by applicable law shall not be included with the invoice). Such advances shall be unsecured and interest free and shall be made without regard to Indemnitee’s ability to repay the Expenses and without regard to Indemnitee’s ultimate entitlement to indemnification under the other provisions of this Agreement. Indemnitee shall be entitled to continue to receive advancement of Expenses pursuant to this Section 2(a) unless and until the matter of Indemnitee’s entitlement to indemnification hereunder has been finally adjudicated by court order or judgment from which no further right of appeal exists. Indemnitee hereby undertakes to repay such amounts advanced only if, and to the extent that, it ultimately is determined that Indemnitee is not entitled to be indemnified by the Company under the other provisions of this Agreement. Indemnitee shall qualify for advances upon the execution and delivery of this Agreement, which shall constitute the requisite undertaking with respect to repayment of advances made hereunder and no other form of undertaking shall be required to qualify for advances made hereunder other than the execution of this Agreement.

(b)            Notice and Cooperation by Indemnitee; Participation by Company. Indemnitee shall promptly notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter for which indemnification will or could be sought under this Agreement. Such notice to the Company shall include a description of the nature of, and facts underlying, the Proceeding and shall be given in accordance with the provisions of Section 13(e) below. In addition, Indemnitee shall give the Company and, to the extent an Independent Counsel is engaged to make a determination of entitlement to indemnification pursuant to Section 2(c)(ii)(2) hereof, such independent counsel, such additional information and cooperation as such person may reasonably request. Indemnitee’s failure to so notify, provide information and otherwise cooperate with the Company shall not relieve the Company of any obligation that it may have to Indemnitee under this Agreement, except to the extent that the Company is adversely affected by such failure. The Company will be entitled to participate in the Proceeding at its own expense.

(c)            Determination of Entitlement.

(i)            Final Disposition. Notwithstanding any other provision in this Agreement, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

(ii)            Determination.

(1)            Following the final disposition of a Proceeding, the Company shall, promptly after receipt of a statement requesting payment with respect to the indemnification rights set forth in Section 1, take the steps necessary to make a determination with respect to Indemnitee’s entitlement to indemnification under this Agreement. A determination with respect to Indemnitee’s entitlement to indemnification under this Agreement shall be made in the specific case by one of the following four methods, which shall be at the election of the board of directors of the Company (the “Board”): (A) by a majority vote of the disinterested directors, even though less than a quorum, (B) by a committee of disinterested directors designated by a majority vote of the disinterested directors, even though less than a quorum, (C) if there are no disinterested directors or if the disinterested directors so direct, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the Indemnitee, or (D) if so directed by the Board, by the stockholders of the Company. For purposes hereof, disinterested directors are those members of the Board who are not parties to the action, suit or proceeding in respect of which indemnification is sought by Indemnitee.

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(2)            If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 2(c)(ii)(1), the Independent Counsel shall be selected as provided in this Section 2(c)(ii)(2). The Independent Counsel shall be selected by the Board who will provide notice of such selection to the Indemnitee. Indemnitee may, within ten (10) days after such written notice of selection shall have been given, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined below, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 2(c)(ii)(1) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Company’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 2(c)(ii)(1). The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 2(c)(ii)(1), and the Company shall pay all reasonable fees and expenses incurred by the Company and the Indemnitee incident to the procedures of this Section 2(c)(ii)(2), regardless of the manner in which such Independent Counsel was selected or appointed.

(3)            In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement), of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, or, in the case of a criminal Proceeding, that Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

(iii)            Payment; Unpaid Claims. In the event that a determination is made pursuant to Section 2(c)(ii) that Indemnitee is entitled to indemnification under this Agreement, to the extent required by applicable law, the Company shall take the steps necessary to authorize such payment in the manner set forth in Section 145 of the DGCL. The Company shall pay any claims made under this Agreement, under any statute, or under any provision of the Company’s certificate of incorporation or bylaws providing for indemnification by the date that is thirty (30) days after the date of determination of Indemnitee’s entitlement to indemnification or, if such claim is for the advancement of expenses, by the date that is thirty (30) days after the request for such advancement is made by Indemnitee (the “Payment Deadline”). If a claim is not paid in full by the Payment Deadline, or if a determination is made pursuant to Section 2(c)(ii) that Indemnitee is not entitled to indemnification under this Agreement, Indemnitee may, but need not, at any time thereafter bring an action against the Company in the Delaware Court of Chancery to recover the unpaid amount of the claim, so long as such Proceeding is commenced within one hundred and eighty (180) days following the date on which Indemnitee first has the right to commence such Proceeding and, subject to Section 12, Indemnitee shall also be entitled to advancement of all Expenses actually and reasonably incurred by Indemnitee in connection with bringing such action, and the Company will indemnify Indemnitee against all such Expenses unless the Court of Chancery determines Indemnitee’s claims in such action were made in bad faith, were frivolous or were prohibited by law. It shall be a defense to any such action (other than an action brought to enforce a claim for advancement of Expenses under Section 2(a)) that Indemnitee has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. In the event that a determination shall have been made pursuant to this Agreement that Indemnitee is not entitled to indemnification, any action commenced pursuant to this Section 2(c)(iii) shall be conducted in all respects as a de novo trial on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination.

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(d)            Payment Directions. To the extent payments are required to be made hereunder, the Company shall, in accordance with Indemnitee’s request (but without duplication), (i) pay such Expenses on behalf of Indemnitee, (ii) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (iii) reimburse Indemnitee for such Expenses.

(e)            Notice to Insurers. If, at the time of the receipt of a notice of a claim pursuant to Section 2(b) hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

3.            Additional Indemnification Rights.

(a)            Scope. Except as provided in Section 7, notwithstanding any limitation in Section 1, the Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee is a party to or is threatened to be made a party to any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with the Proceeding.

(i)            For purposes of Section 3(a), the meaning of the phrase “to the fullest extent permitted by law” shall include, but not be limited to:

(A)            to the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL or such provision thereof; and

(B)            to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its executive officers and directors.

(b)            Nonexclusivity. The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Company’s certificate of incorporation, its bylaws, any agreement, any vote of stockholders or disinterested members of the Board, the DGCL, or otherwise, both as to action in Indemnitee’s official capacity and as to action in another capacity while holding such office. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement than would be afforded currently under the Company’s certificate of incorporation, bylaws or this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

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(c)            Third-Party Indemnification. The Company hereby acknowledges that Indemnitee has or may from time to time obtain certain rights to indemnification, advancement of expenses and/or insurance provided by one or more third parties (collectively, the “Third-Party Indemnitors”). The Company hereby agrees that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Third-Party Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), and that the Company will not assert that the Indemnitee must seek expense advancement or reimbursement, or indemnification, from any Third-Party Indemnitor before the Company must perform its expense advancement and reimbursement, and indemnification obligations, under this Agreement. No advancement or payment by the Third-Party Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing. The Third-Party Indemnitors shall be subrogated to the extent of such advancement or payment to all of the rights of recovery which Indemnitee would have had against the Company if the Third-Party Indemnitors had not advanced or paid any amount to or on behalf of Indemnitee. If for any reason a court of competent jurisdiction determines that the Third-Party Indemnitors are not entitled to the subrogation rights described in the preceding sentence, the Third-Party Indemnitors shall have a right of contribution by the Company to the Third-Party Indemnitors with respect to any advance or payment by the Third-Party Indemnitors to or on behalf of the Indemnitee.

(d)            Interest on Unpaid Amounts. If any payment to be made by the Company to Indemnitee hereunder is delayed by more than ninety (90) days from the date the duly prepared request for such payment is received by the Company, interest shall be paid by the Company to Indemnitee at the legal rate under Delaware law for amounts which the Company indemnifies or is obligated to indemnify for the period commencing with the date on which Indemnitee actually incurs such Expense or pays such judgment, fine or amount in settlement and ending with the date on which such payment is made to Indemnitee by the Company.

4.            Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or amounts paid in settlement, actually and reasonably incurred in connection with a Proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines and amounts paid in settlement to which Indemnitee is entitled.

5.            Director and Officer Liability Insurance.

(a)            D&O Policy. The Company shall, from time to time, make the good faith determination whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance with reputable insurance companies providing the directors and officers of the Company with coverage for losses from wrongful acts, or to ensure the Company’s performance of its indemnification obligations under this Agreement. Among other considerations, the Company will weigh the costs of obtaining such insurance coverage against the protection afforded by such coverage. In all policies of director and officer liability insurance, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company’s directors, if Indemnitee is a director; or of the Company’s executive officers, if Indemnitee is not a director of the Company but is an executive officer. Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain such insurance if the Company determines in good faith that such insurance is not reasonably available, if the premium costs for such insurance are disproportionate to the amount of coverage provided, if the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit, or if Indemnitee is covered by similar insurance maintained by a parent or subsidiary of the Company.

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(b)            Tail Coverage. In the event of a Change of Control or the Company’s becoming insolvent (including being placed into receivership or entering the federal bankruptcy process and the like), the Company shall maintain in force any and all insurance policies then maintained by the Company in providing insurance (directors’ and officers’ liability, fiduciary, employment practices or otherwise) in respect of Indemnitee, for a period of six years thereafter.

6.            Severability. Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company’s inability, pursuant to court order, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If this Agreement or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify Indemnitee to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated, and the balance of this Agreement not so invalidated shall be enforceable in accordance with its terms.

7.            Exclusions. Notwithstanding any provision in this Agreement to the contrary, the Company shall not be obligated pursuant to the terms of this Agreement:

(a)            Claims Initiated by Indemnitee. To indemnify or advance Expenses to Indemnitee with respect to Proceedings initiated or brought by Indemnitee (including Expenses incurred by Indemnitee in defending any affirmative defenses or counterclaims brought or made in connection with a claim initiated by Indemnitee), except with respect to Proceedings brought to establish, enforce or interpret a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company’s certificate of incorporation or bylaws now or hereafter in effect relating to indemnification or advancement (which shall be governed by Section 12) or as otherwise required by the DGCL, but such indemnification or advancement of Expenses may be provided by the Company in specific cases if the Board finds it to be appropriate; provided, however, that the exclusion set forth in the first clause of this subsection shall not be deemed to apply to any investigation initiated or brought by Indemnitee to the extent reasonably necessary or advisable in support of Indemnitee’s defense of a Proceeding to which Indemnitee was, is or is threatened to be made, a party. For the avoidance of doubt, Indemnitee shall not be deemed, for purposes of this subsection, to have initiated or brought any claim by reason of (i) having asserted any affirmative defenses in connection with a claim not initiated by Indemnitee or (ii) having made any counterclaim (whether permissive or mandatory) in connection with any claim not initiated by Indemnitee;

(b)            Insured Claims. To indemnify Indemnitee for Expenses to the extent such Expenses have been paid directly to Indemnitee by an insurance carrier under any insurance policy or other indemnity provision maintained by the Company;

(c)            Certain Exchange Act Claims. To indemnify Indemnitee in connection with any claim made against Indemnitee for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or any similar successor statute or any similar provisions of state statutory law or common law, (ii) any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act) or (iii) any reimbursement of the Company by Indemnitee of any compensation pursuant to any compensation recoupment or clawback policy adopted by the Board or the compensation committee of the Board, including but not limited to any such policy adopted to comply with stock exchange listing requirements implementing Section 10D of the Exchange Act; provided, however, that to the fullest extent permitted by applicable law and to the extent Indemnitee is successful on the merits or otherwise with respect to any such Proceeding, the Expenses actually and reasonably incurred by Indemnitee in connection with any such Proceeding shall be deemed to be Expenses that are subject to indemnification hereunder;

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(d)            Prohibited by Law. To indemnify Indemnitee in any circumstance where such indemnification has been determined by a final (not interlocutory) judgment or other adjudication of a court or arbitration or administrative body of competent jurisdiction as to which there is no further right or option of appeal or the time within which an appeal must be filed has expired without such filing to be prohibited by law.

8.            Contribution Claims.

(a)            If the indemnification provided in Section 1 is unavailable in whole or in part and may not be paid to Indemnitee for any reason other than those set forth in Section 7, then in respect to any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), to the fullest extent permitted by applicable law, the Company, in lieu of indemnifying Indemnitee, will contribute to the amount incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid in settlement, in connection with any Proceeding, in such proportion as is deemed fair and reasonable in light of all the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving rise to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, executive officers, employees or agents) and Indemnitee in connection with such event(s) and/or transaction(s).

(b)            With respect to a Proceeding brought against directors, executive officers, employees or agents of the Company (other than Indemnitee), to the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee from any claims for contribution that may be brought by any such directors, executive officers, employees or agents of the Company (other than Indemnitee) who may be jointly liable with Indemnitee, to the same extent Indemnitee would have been entitled to such indemnification under this Agreement if such Proceeding had been brought against Indemnitee.

9.            No Imputation. The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining any rights under this Agreement.

10.            Determination of Good Faith. For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or the board of directors of the Enterprise or any counsel selected by any committee of the board of directors of the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, investment banker, compensation consultant, or other expert selected with reasonable care by the Enterprise or the board of directors of the Enterprise or any committee thereof. The provisions of this Section 10 shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct. Whether or not the foregoing provisions of this Section are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company.

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11.            Defined Terms and Phrases. For purposes of this Agreement, the following terms shall have the following meanings:

(a)            “Beneficial Owner” and “Beneficial Ownership” shall have the meanings set forth in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof.

(b)            “Change of Control” shall be deemed to occur upon the earliest of any of the following events:

(i)            Acquisition of Stock by Third Party. Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 15% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors, unless (1) the change in the relative Beneficial Ownership of the Company’s securities by any Person results solely from a reduction in the aggregate number of outstanding shares of securities entitled to vote generally in the election of directors, or (2) such acquisition was approved in advance by the Continuing Directors and such acquisition would not constitute a Change of Control under part (iii) of this definition.

(ii)            Change in Board of Directors. Individuals who, as of the date of this Agreement, constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two thirds of the directors then still in office who were directors on the date of this Agreement (collectively, the “Continuing Directors”), cease for any reason to constitute at least a majority of the members of the Board.

(iii)            Corporate Transaction. The effective date of a reorganization, merger, or consolidation of the Company (a “Business Combination”), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the Beneficial Owners of securities entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 51% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors resulting from such Business Combination (including a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the securities entitled to vote generally in the election of directors and with the power to elect at least a majority of the Board or other governing body of the surviving entity; (2) no Person (excluding any corporation resulting from such Business Combination) is the Beneficial Owner, directly or indirectly, of 15% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of such corporation except to the extent that such ownership existed prior to the Business Combination; and (3) at least a majority of the Board of the corporation resulting from such Business Combination were Continuing Directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

(iv)            Liquidation. The approval by the Company’s stockholders of a complete liquidation of the Company or an agreement or series of agreements for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than factoring the Company’s current receivables or escrows due (or, if such approval is not required, the decision by the Board to proceed with such a liquidation, sale or disposition in one transaction or a series of related transactions).

(v)            Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item or any similar schedule or form) promulgated under the Exchange Act whether or not the Company is then subject to such reporting requirement.

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(c)            “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that if Indemnitee is or was a director, executive officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, executive officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(d)            “Enterprise” means the Company and any other enterprise that Indemnitee was or is serving at the request of the Company as a director, officer, partner (general, limited or otherwise), member (managing or otherwise), trustee, fiduciary, employee or agent.

(e)            “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)            “Expenses” shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including reasonable attorneys’ fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payment under this Agreement (including taxes that may be imposed upon the actual or deemed receipt of payments under this Agreement with respect to the imposition of federal, state, local or foreign taxes), fax transmission charges, secretarial services and all other disbursements, obligations or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in a Proceeding. Expenses also shall include any of the forgoing expenses incurred in connection with any appeal resulting from any Proceeding, including the principal, premium, security for, and other costs relating to any costs bond, supersedes bond, or other appeal bond or its equivalent. Expenses also shall include any interest, assessment or other charges imposed thereon and costs incurred in preparing statements in support of payment requests hereunder. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(g)            “Independent Counsel” means a law firm, or a partner (or, if applicable, member) of such a law firm, that is experienced in matters of Delaware corporation law and neither at present is, nor in the past five (5) years has been, retained to represent (i) the Enterprise or Indemnitee in any matter material to any such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(h)            “Person” shall have the meaning as set forth in Section 13(d) and 14(d) of the Exchange Act as in effect on the date hereof; provided, however, that “Person” shall exclude: (i) the Company; (ii) any direct or indirect majority owned subsidiaries of the Company; (iii) any employee benefit plan of the Company or any direct or indirect majority owned subsidiaries of the Company or of any corporation owned, directly or indirectly, by the Company’s stockholders in substantially the same proportions as their ownership of stock of the Company (an “Employee Benefit Plan”); and (iv) any trustee or other fiduciary holding securities under an Employee Benefit Plan.

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(i)            “Proceeding” shall include any actual, threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by a third party, a government agency, the Company or its Board or a committee thereof, whether in the right of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative, legislative or investigative (formal or informal) nature, including any appeal therefrom, in which Indemnitee was, is, will or might be involved as a party, potential party, non-party witness or otherwise by reason of the fact that Indemnitee is or was a director and/or officer of the Company, by reason of any action (or failure to act) taken by Indemnitee or of any action (or failure to act) on Indemnitee’s part while acting as a director and/or officer of the Company, or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, general partner managing member, trustee, fiduciary, employee or agent of any other enterprise, in each case solely to the extent Indemnitee was acting in his or her capacity as such and to the extent Indemnitee’s activities relate to the business of the Company and its subsidiaries.

(j)            In addition, references to “other enterprise” shall include another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise (other than the Company); references to “fines” shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by Indemnitee with respect to an employee benefit plan, its participants, or beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Agreement; references to “include” or “including” shall mean include or including, without limitation; and references to Sections, paragraphs or clauses are to Sections, paragraphs or clauses in this Agreement unless otherwise specified.

12.            Attorneys’ Fees. In the event that any Proceeding is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding, unless a court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such Proceeding were not made in good faith or were frivolous. In the event of a Proceeding instituted by or in the name of the Company under this Agreement or to enforce or interpret any of the terms of this Agreement, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding (including with respect to Indemnitee’s counterclaims and cross-claims made in such action), unless a court of competent jurisdiction determines that each of Indemnitee’s material defenses to such action were made in bad faith or were frivolous.

13.            Miscellaneous.

(a)            Governing Law and Consent to Jurisdiction. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in the Chancery Court and (iv) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Chancery Court has been brought in an improper or inconvenient forum.

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(b)            Entire Agreement; Binding Effect. Without limiting any of the rights of Indemnitee described in Section 3(b), this Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions and supersedes any and all previous agreements between them covering the subject matter herein. The indemnification provided under this Agreement applies with respect to events occurring before or after the effective date of this Agreement, and shall continue to apply even after Indemnitee has ceased to serve the Company in any and all indemnified capacities.

(c)            Amendments and Waivers. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(d)            Successors and Assigns. This Agreement shall be binding upon the Company and its successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company) and assigns, and inure to the benefit of Indemnitee and Indemnitee’s heirs, executors, administrators, legal representatives and assigns. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(e)            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, (ii) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, (iii) mailed by reputable overnight courier and receipted for by the party to whom said notice or other communication shall have been directed or (iv) sent by facsimile or other electronic transmission, with receipt of oral confirmation that such transmission has been received:

(A)            If to Indemnitee, at the address indicated on the signature page of this Agreement, or such other address as Indemnitee shall provide to the Company.

(B)            If to the Company:

Wheels Up Experience Inc.
602 West 26th Street

New York, New York 10001
Attention: Laura Heltebran, Esq.
Email: Laura.Heltebran@wheelsup.com

or to any other address as may have been furnished to Indemnitee by the Company.

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(f)            Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (ii) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (iii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

(g)            Construction and Headings. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto. The headings of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

(h)            Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i)            No Employment Rights. Nothing contained in this Agreement is intended to create in Indemnitee any right to continued employment.

(j)            Company Position. The Company shall be precluded from asserting, in any Proceeding brought for purposes of establishing, enforcing or interpreting any right to indemnification under this Agreement, that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary.

(k)            Subrogation. Subject to Section 3(c), in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company to effectively bring suit to enforce such rights.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed as of the day and year first above written.

WHEELS UP EXPERIENCE INC.

By:
Name:
Title:

INDEMNITEE

[Name]

[Signature Page to Indemnification Agreement]

Exhibit F

WHEELS UP EXPERIENCE INC.

2021 LONG-TERM INCENTIVE PLAN

WHEELS UP EXPERIENCE INC.
2021 LONG-TERM INCENTIVE PLAN

I.	PURPOSE

The Wheels Up Experience Inc. 2021 Long-Term Incentive Plan is adopted effective January 31, 2021. The Plan is designed to attract, retain and motivate selected Eligible Employees and Key Non-Employees of the Company and its Affiliates, and reward them for making major contributions to the success of the Company and its Affiliates. These objectives are accomplished by making long-term incentive awards under the Plan that will offer Participants an opportunity to have a greater proprietary interest in, and closer identity with, the Company and its Affiliates and their financial success.

The Awards may consist of:

1.            Incentive Options;

2.            Nonstatutory Options;

3.            Restricted Stock;

4.            Restricted Stock Units;

5.            Rights;

6.            Dividend Equivalents;

7.            Other Stock-Based Awards;

8.            Performance Awards; or

9.            Cash Awards;

or any combination of the foregoing, as the Committee may determine.

II.	DEFINITIONS

A.            Affiliate

means any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated association or other entity (other than the Company) that, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

B.            Award

means the grant to any Eligible Employee or Key Non-Employee of any form of Option, Restricted Stock, Restricted Stock Unit, Right, Dividend Equivalent, Other Stock-Based Award, Performance Award or Cash Award, whether granted singly, in combination, or in tandem, and pursuant to such terms, conditions, and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

C.            Award Agreement

means a written agreement entered into between the Company and a Participant under which an Award is granted and which sets forth the terms, conditions, and limitations applicable to the Award.

D.            Board

means the Board of Directors of the Company.

E.            Cash Award

means an Award of cash, subject to the requirements of Article XIII and such other restrictions as the Committee deems appropriate or desirable.

F.            Cause

shall be as defined in any employment or other agreement between the Participant and the Company (or an Affiliate) or, if there is no such agreement or definition therein, Cause shall be defined to include: (i) a Participant’s theft or embezzlement, or attempted theft or embezzlement, of money or property of the Company or of an Affiliate, a Participant’s perpetration or attempted perpetration of fraud, or a Participant’s participation in a fraud or attempted fraud, on the Company or an Affiliate or a Participant’s unauthorized appropriation of, or a Participant’s attempt to misappropriate, any tangible or intangible assets or property of the Company or an Affiliate; (ii) any act or acts by a Participant of disloyalty, dishonesty, misconduct, moral turpitude or any other act or acts by a Participant injurious to the interest, property, operations, business or reputation of the Company or an Affiliate; (iii) a Participant’s commission of a felony or any other crime the commission of which results in injury to the Company or an Affiliate; (iv) any violation of any restriction on the disclosure or use of confidential information of the Company or an Affiliate, client, customer, prospect or merger or acquisition target, or on competition with the Company or an Affiliate or any of its businesses as then conducted; or (v) any other action that the Board or the Committee, in their sole discretion, may deem to be sufficiently injurious to the interests of the Company or an Affiliate to constitute substantial cause for termination. A Participant who ceases to be an employee or Key Non-Employee of the Company or an Affiliate for reasons other than Cause at a time when grounds for Cause exist shall be deemed terminated for Cause for purposes of the Plan. The determination of the Committee as to the existence of Cause shall be conclusive and binding upon the Participant and the Company.

G.            Code

means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

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H.            Committee

means the committee to which the Board delegates the power to act under or pursuant to the provisions of the Plan, or the Board if no committee is selected. If the Board delegates powers to a committee, such committee shall consist of not less than two (2) members of the Board, each member of which shall be a “non-employee director,” within the meaning of the applicable rules promulgated pursuant to the Exchange Act.

I.            Common Stock

means the Class A common stock, par value $0.0001 per share, of the Company.

J.            Company

means Wheels Up Experience Inc., a Delaware corporation, and includes any successor or assignee entity or entities into which the Company may be merged, changed or consolidated; any entity for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

K.            Consultant

means a consultant or advisor who provides bona fide services to the Company or an Affiliate as an independent contractor, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

L.            Disability or Disabled

means a permanent and total disability as defined in Section 22(e)(3) of the Code.

M.            Dividend Equivalent

means an Award subject to the requirements of Article X.

N.            Eligible Employee

means an employee of the Company or of an Affiliate who is designated by the Committee as being eligible to be granted one or more Awards under the Plan.

O.            Exchange Act

means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto. References to any provision of the Exchange Act shall be deemed to include rules promulgated thereunder and successor provisions and rules thereto.

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P.            Fair Market Value

means, if the Shares are listed on any national securities exchange or quoted on the New York Stock Exchange (the “NYSE”), the closing sales price, if any, on the largest such exchange or on the NYSE, as applicable, on the valuation date, or, if none, on the most recent trade date immediately prior to the valuation date provided such trade date is no more than thirty (30) days prior to the valuation date. If the Shares are not then either listed on any such exchange or quoted on the NYSE, or there has been no trade date within such thirty (30) day period, the fair market value shall be the mean between the average of the “Bid” and the average of the “Ask” prices, if any, as reported by the Electronic Quotation Service or OTC Markets Group, Inc. (or such equivalent reporting service) for the valuation date, or, if none, for the most recent trade date immediately prior to the valuation date provided such trade date is no more than thirty (30) days prior to the valuation date. If the fair market value cannot be determined under the preceding three sentences, it shall be determined in good faith by the Committee in compliance with Section 409A of the Code.

Q.            Incentive Option

means an Option that, when granted, is intended to be an “incentive stock option,” as defined in Section 422 of the Code.

R.            Key Non-Employee

means a Non-Employee Board Member or Consultant of the Company or of an Affiliate who is designated by the Committee as being eligible to be granted one or more Awards under the Plan.

S.            Non-Employee Board Member

means a director of the Company who is not an employee of the Company or any of its Affiliates.

T.            Nonstatutory Option

means an Option that, when granted, is not intended to be an “incentive stock option,” as defined in Section 422 of the Code, or that subsequently fails to comply with the requirements of Section 422 of the Code.

U.            Option

means a right or option to purchase Common Stock, including Restricted Stock if the Committee so determines.

V.            Other Stock-Based Award

means a grant or sale of Common Stock that is valued in whole or in part based upon the Fair Market Value of Common Stock.

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W.          Participant

means an Eligible Employee or Key Non-Employee to whom one or more Awards are granted under the Plan.

X.           Performance Award

means an Award subject to the requirements of Article XII, and such performance conditions as the Committee deems appropriate or desirable.

Y.           Plan

means the Wheels Up Experience Inc. 2021 Long-Term Incentive Plan, as amended from time to time.

Z.            Restricted Stock

means an Award made in Common Stock and delivered under the Plan, subject to the requirements of Article VIII, such other restrictions as the Committee deems appropriate or desirable, and as awarded in accordance with the terms of the Plan.

AA.         Restricted Stock Unit

means an Award denominated in units of Common Stock, subject to the requirements of Article VIII, such other restrictions as the Committee deems appropriate or desirable, and as awarded in accordance with the terms of the Plan.

BB.         Right

means a stock appreciation right delivered under the Plan, subject to the requirements of Article IX and as awarded in accordance with the terms of the Plan.

CC.        Securities Act

means the Securities Act of 1933, as amended from time to time, or any successor statute thereto. References to any provision of the Securities Act shall be deemed to include rules promulgated thereunder and successor provisions and rules thereto.

DD.         Shares

means the following shares of the capital stock of the Company as to which Options or Restricted Stock have been or may be granted under the Plan and upon which Rights, Restricted Stock Units or Other Stock-Based Awards may be based: treasury or authorized but unissued Common Stock of the Company, or any shares of capital stock or securities into which the Shares are changed or for which they are exchanged within the provisions of Article XIX of the Plan.

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III.	SHARES SUBJECT TO THE PLAN

The aggregate number of Shares as to which Awards may be granted from time to time shall be 27,346,829 Shares (subject to adjustment for stock splits, stock dividends, and other adjustments described in Article XIX hereof). The aggregate number of Shares as to which Incentive Options may be granted from time to time shall not exceed 27,346,829 shares (subject to adjustment for stock splits, stock dividends and other adjustments described in Article XIX hereof).

Notwithstanding anything to the contrary in this Plan and unless otherwise approved by the Company’s stockholders, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Board Member in any calendar year shall not exceed $375,000. For purposes of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

From time to time, the Committee and/or appropriate officers of the Company shall take whatever actions are necessary to file required documents with governmental authorities and/or stock exchanges so as to make Shares available for issuance pursuant to the Plan. Shares subject to Awards that are forfeited, terminated or expire unexercised shall immediately become available for Awards. In addition, if the exercise price of any Award is satisfied by tendering Shares to the Company (by actual delivery or attestation), only the number of Shares issued net of the Shares tendered shall be deemed delivered for purposes of determining the maximum number of Shares available for Awards. Awards payable in cash shall not reduce the number of Shares available for Awards under the Plan. The foregoing notwithstanding, if the exercise price of any Award is satisfied by tendering Shares to the Company, or if Shares are withheld from an Award to pay a Participant’s tax withholding obligations in connection with the Award, the Shares so tendered or withheld shall not again become available for Awards.

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IV.	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum at any meeting thereof (including by telephone or video conference) and the acts of a majority of the members present, or acts approved in writing by a majority of the entire Committee without a meeting, shall be the acts of the Committee for purposes of this Plan. The Committee may authorize one or more of its members or an officer of the Company to execute and deliver documents on behalf of the Committee. A member of the Committee shall not exercise any discretion respecting Awards to himself or herself under the Plan, other than as applies to the Participants or a class of similarly situated Participants as a whole. The Board shall have the authority to remove or replace any member of, and to fill any vacancy on, the Committee upon notice to the Committee and the affected member, if any. Any member of the Committee may resign upon notice to the Board. The Committee may allocate among one or more of its members, or may delegate to one or more of its agents, such duties and responsibilities as it determines. Subject to the provisions of the Plan, the Committee is authorized to:

A.           Interpret the provisions of the Plan and any Award or Award Agreement, and make all rules and determinations that it deems necessary or advisable to the administration of the Plan;

B.           Determine which employees of the Company or an Affiliate shall be designated as Eligible Employees and which of the Eligible Employees shall be granted Awards;

C.           Determine the Key Non-Employees to whom Awards, other than Incentive Options and Performance Awards for which Key Non-Employees shall not be eligible, shall be granted;

D.            Determine whether an Option to be granted shall be an Incentive Option or Nonstatutory Option;

E.            Determine the number of Shares for which an Option, Restricted Stock or Other Stock-Based Award shall be granted;

F.            Determine the number of Restricted Stock Units, Rights, the Cash Award or the Performance Award to be granted;

G.          Provide for the suspension or the acceleration of the vesting and/or exercisability of any Award or waive the forfeiture restrictions or any other restriction or limitation regarding any Awards or the Shares relating thereto; and

H.           Specify the terms, conditions, and limitations upon which Awards may be granted;

provided, however, that with respect to Incentive Options, all such interpretations, rules, determinations, terms, and conditions shall be made and prescribed in the context of preserving the tax status of the Incentive Options as “incentive stock options” within the meaning of Section 422 of the Code.

If permitted by applicable law, and in accordance with any such law, the Committee may delegate to the chief executive officer and to other senior officers of the Company or its Affiliates its duties under the Plan pursuant to such conditions or limitations as the Committee may establish, except that only the Committee may select, and grant Awards to, Participants who are subject to Section 16 of the Exchange Act. Any such delegation by the Committee shall be made by a majority of its members. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

The Committee shall have the authority at any time to cancel Awards for reasonable cause and/or to provide for the conditions and circumstances under which Awards shall be forfeited.

Any determination made by the Committee pursuant to the provisions of the Plan shall be made in its sole discretion, and in the case of any determination relating to an Award, may be made at the time of the grant of the Award or, unless in contravention of any express term of the Plan or any Award Agreement, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and the Participants. No determination shall be subject to de novo review if challenged in court.

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V.	ELIGIBILITY FOR PARTICIPATION

Awards may be granted under this Plan only to Eligible Employees and Key Non-Employees of the Company or its Affiliates. The foregoing notwithstanding, each Participant receiving an Incentive Option must be an Eligible Employee of the Company or of an Affiliate at the time the Incentive Option is granted.

The Committee may, at any time and from time to time, grant one or more Awards to one or more Eligible Employees or Key Non-Employees and may designate the number of Shares, if applicable, to be subject to each Award so granted; provided, however that no Incentive Option shall be granted after the expiration of ten (10) years from the earlier of the date of the adoption of the Plan by the Company or the approval of the Plan by the stockholders of the Company; and provided further, that the Fair Market Value of the Shares (determined at the time the Option is granted) as to which Incentive Options are exercisable for the first time by any Eligible Employee during any single calendar year (under the Plan and under any other incentive stock option plan of the Company or an Affiliate) shall not exceed One Hundred Thousand Dollars ($100,000). To the extent that the Fair Market Value of such Shares exceeds One Hundred Thousand Dollars ($100,000), the Shares subject to the Option(s) in excess of One Hundred Thousand Dollars ($100,000) shall, without further action by the Committee, automatically be converted to Nonstatutory Options.

VI.	AWARDS UNDER THIS PLAN

As the Committee may determine, the following types of Awards may be granted under the Plan on a stand-alone, combination or tandem basis:

A.            Incentive Option

An Award in the form of an Option that shall comply with the requirements of Section 422 of the Code. Subject to adjustments in accordance with the provisions of Article XIX, the aggregate number of Shares that may be subject to Incentive Options under the Plan shall not exceed the limit set forth in Article III hereof.

B.           Nonstatutory Option

An Award in the form of an Option that shall not be intended to, or has otherwise failed to, comply with the requirements of Section 422 of the Code.

C.           Restricted Stock and Restricted Stock Units

An Award made to a Participant in Common Stock or denominated in units of Common Stock, subject to future service and/or such other restrictions and conditions as may be established by the Committee, and as set forth in the Award Agreement, including but not limited to continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates and/or other measurements of Company or Affiliate performance.

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D.           Stock Appreciation Right

An Award in the form of a Right to receive the excess of the Fair Market Value of a Share on the date the Right is exercised over the Fair Market Value of a Share on the date the Right was granted.

E.            Dividend Equivalents

An Award in the form of, and based upon the value of, dividends on Shares.

F.            Other Stock-Based Awards

An Award made to a Participant that is valued in whole or in part by reference to, or is otherwise based upon, the Fair Market Value of Shares.

G.           Performance Awards

An Award made to a Participant that is subject to performance conditions specified by the Committee, including, but not limited to, continuous service with the Company and/or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates and/or other measurements of Company or Affiliate performance.

H.           Cash Awards

An Award made to a Participant and denominated in cash, with the eventual payment subject to future service and/or such other restrictions and conditions as may be established by the Committee, and as set forth in the Award Agreement.

Each Award under the Plan shall be evidenced by an Award Agreement. Delivery of an Award Agreement to each Participant shall constitute an agreement between the Company and the Participant as to the terms and conditions of the Award.

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VII.	TERMS AND CONDITIONS OF INCENTIVE OPTIONS AND NONSTATUTORY OPTIONS

Each Option shall be set forth in an Award Agreement, duly executed on behalf of the Company and by the Participant to whom such Option is granted. Except for the setting of the Option price under Paragraph A, no Option shall be granted and no purported grant of any Option shall be effective until such Award Agreement shall have been duly executed on behalf of the Company and by the Participant. Each such Award Agreement shall be subject to at least the following terms and conditions:

A.           Option Price

In the case of an Incentive Option granted to a Participant that owns, directly or by reason of the applicable attribution rules, ten percent (10%) or less of the total combined voting power of all classes of stock of the Company, and in the case of a Nonstatutory Option, the Option price per share of the Shares covered by each such Incentive Option or Nonstatutory Option shall be not less than the Fair Market Value of the Shares on the date of the grant of the Option. In all other cases of Incentive Options, the Option price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

B.           Number of Shares

Each Option shall state the number of Shares to which it pertains.

C.           Term of Option

Each Incentive Option shall terminate not more than ten (10) years from the date of the grant thereof, or at such earlier time as the Award Agreement may provide, and shall be subject to earlier termination as herein provided, except that if the Option price is required under Paragraph A of this Article VII to be at least one hundred ten percent (110%) of Fair Market Value, each such Incentive Option shall terminate not more than five (5) years from the date of the grant thereof, and shall be subject to earlier termination as herein provided. The Committee shall determine the time at which a Nonstatutory Option shall terminate.

D.           Date of Exercise

Upon the authorization of the grant of an Option, or at any time thereafter, the Committee may, subject to the provisions of Paragraph C of this Article VII, prescribe the date or dates on which the Option becomes exercisable, and may provide that the Option rights become exercisable in installments over a period of years, and/or upon the attainment of stated goals. Unless the Committee otherwise provides in writing, or unless otherwise required by law (including, if applicable, the Uniformed Services Employment and Reemployment Rights Act), the date or dates on which the Option becomes exercisable shall be tolled during any unpaid leave of absence. It is expressly understood that Options hereunder shall, unless otherwise provided for in writing by the Committee, be granted in contemplation of, and earned by the Participant through the completion of, future employment or service with the Company.

E.            Medium of Payment

The Option price shall be payable upon the exercise of the Option, as set forth in Paragraph I. It shall be payable in such form (permitted by Section 422 of the Code in the case of Incentive Options) as the Committee shall, either by rules promulgated pursuant to the provisions of Article IV of the Plan, or in the particular Award Agreement, provide.

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F.            Termination of Employment

1.            Unless otherwise determined by the Committee and set forth in the Award Agreement, a Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate for any reason other than death, Disability or termination for Cause, may exercise any Option granted to such Participant, to the extent that the right to purchase Shares thereunder has become exercisable by the date of such termination, but only within three (3) months (or such other period of time as the Committee may determine, with such determination in the case of an Incentive Option being made at the time of the grant of the Option and not exceeding three (3) months) after such date, or, if earlier, within the originally prescribed term of the Option, and subject to the conditions that (i) no Option shall be exercisable after the expiration of the term of the Option and (ii) unless the Committee otherwise provides, no Option that has not become exercisable by the date of such termination shall at any time thereafter be or become exercisable. A Participant’s employment shall not be deemed terminated by reason of a transfer to another employer that is the Company or an Affiliate or in the event a Participant’s status changes from full-time employee to part-time employee or Consultant.

2.            Unless otherwise determined by the Committee and set forth in the Award Agreement, a Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate for Cause shall, upon such termination, cease to have any right to exercise any Option.

3.            Except as the Committee may otherwise expressly provide or determine (consistent with Section 422 of the Code, if applicable), a Participant who is absent from work with the Company or an Affiliate because of temporary disability (any disability other than a Disability), or who is on leave of absence for any purpose permitted by the Company or by any authoritative interpretation (i.e., regulation, ruling, case law, etc.) of Section 422 of the Code, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated his or her employment or relationship with the Company or with an Affiliate. For purposes of Incentive Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract (or the Committee approves such longer leave of absence, in which event the Incentive Option held by the Participant shall be treated for tax purposes as a Nonstatutory Option on the date that is six (6) months following the first day of such leave).

4.            Unless otherwise determined by the Committee and set forth in the Award Agreement, Paragraph F(1) shall control and fix the rights of a Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate for any reason other than Disability, death or termination for Cause, and who subsequently becomes Disabled or dies. Nothing in Paragraphs G and H of this Article VII shall be applicable in any such case except that, in the event of such a subsequent Disability or death within the three (3)-month period after the termination of employment or, if earlier, within the originally prescribed term of the Option, the Participant or the Participant’s estate or personal representative may exercise the Option permitted by this Paragraph F, in the event of Disability, within twelve (12) months after the date that the Participant ceased to be an employee or Key Non-Employee of the Company or an Affiliate, or, in the event of death, within twelve (12) months after the date of death of such Participant.

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G.           Total and Permanent Disability

A Participant who ceases to be an employee or Key Non-Employee of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the right to purchase Shares thereunder has become exercisable on or before the date such Participant becomes Disabled, as determined by the Committee.

Unless otherwise determined by the Committee and set forth in the Award Agreement, a Disabled Participant, or his estate or personal representative, shall exercise such rights, if at all, only within a period of not more than twelve (12) months after the date that the Participant became Disabled as determined by the Committee (notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become Disabled) or, if earlier, within the originally prescribed term of the Option.

H.           Death

Unless otherwise determined by the Committee and set forth in the Award Agreement, in the event that a Participant to whom an Option has been granted ceases to be an employee or Key Non-Employee of the Company or of an Affiliate by reason of such Participant’s death, such Option, to the extent that the right is exercisable but not exercised on the date of death, may be exercised by the Participant’s estate or personal representative within twelve (12) months after the date of death of such Participant or, if earlier, within the originally prescribed term of the Option, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant were alive and had continued to be an employee or Key Non-Employee of the Company or of an Affiliate.

I.            Exercise of Option and Issuance of Stock

Options shall be exercised by giving written notice to the Company. Such written notice shall: (i) be signed by the person exercising the Option, (ii) state the number of Shares with respect to which the Option is being exercised and (iii) specify a date (other than a Saturday, Sunday or legal holiday) not more than ten (10) days after the date of such written notice, as the date on which the Shares will be purchased. Such tender and conveyance shall take place at the principal office of the Company during ordinary business hours, or at such other hour and place agreed upon by the Company and the person or persons exercising the Option. On the date specified in such written notice (which date may be extended by the Company in order to comply with any blackout limitations, or with laws or regulations that require the Company to take any action with respect to the Option Shares prior to the issuance thereof), the Company shall accept payment for the Option Shares in cash, by bank or certified check, by wire transfer, or by such other means as may be approved by the Committee. In the event of any failure to pay for the number of Shares specified in such written notice on the date set forth therein (or on the extended date as above provided), the right to exercise the Option shall terminate with respect to such number of Shares, but shall continue with respect to the remaining Shares covered by the Option and not yet acquired pursuant thereto.

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If approved in advance by the Committee, and subject to compliance with the Sarbanes-Oxley Act of 2002 or the requirements of any applicable securities laws, payment in full or in part also may be made: (i) by delivering Shares, or by attestation of Shares, which have a total Fair Market Value on the date of such delivery equal to the Option price and provided that accepting such Shares, in the sole discretion of the Committee, shall not result in any adverse accounting consequences to the Company; (ii) by the execution and delivery of a note or other evidence of indebtedness (and any security agreement thereunder) satisfactory to the Committee; (iii) by authorizing the Company to retain Shares that otherwise would be issuable upon exercise of the Option having a total Fair Market Value on the date of delivery equal to the Option price; (iv) by the delivery of cash or the extension of credit by a broker-dealer to whom the Participant has submitted a notice of exercise or otherwise indicated an intent to exercise an Option (in accordance with part 220, Chapter II, Title 12 of the Code of Federal Regulations, a so-called “cashless” exercise); or (v) by any combination of the foregoing.

J.            Rights as a Stockholder

No Participant to whom an Option has been granted shall have rights as a stockholder with respect to any Shares covered by such Option except as to such Shares as have been registered in the Company’s share register in the name of such Participant upon the due exercise of the Option and tender of the full Option price.

K.           Assignability and Transferability of Option

Unless otherwise permitted by the Code or by Rule 16b-3 of the Exchange Act, if applicable, and approved in advance by the Committee, an Option granted to a Participant shall not be transferable by the Participant and shall be exercisable, during the Participant’s lifetime, only by such Participant or, in the event of the Participant’s incapacity, his guardian or legal representative. Except as otherwise permitted herein, such Option shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process and any attempted transfer, assignment, pledge, hypothecation or other disposition of any Option or of any rights granted thereunder contrary to the provisions of this Paragraph K, or the levy of any attachment or similar process upon an Option or such rights, shall be null and void.

L.            Other Provisions

The Award Agreement for an Incentive Option shall contain such limitations and restrictions upon the exercise of the Option as shall be necessary in order that such Option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code. Further, the Award Agreements authorized under the Plan shall be subject to such other terms and conditions including, without limitation, restrictions upon the exercise of the Option, as the Committee shall deem advisable and which, in the case of Incentive Options, are not inconsistent with the requirements of Section 422 of the Code.

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VIII.	TERMS AND CONDITIONS OF RESTRICTED STOCK AND RESTRICTED STOCK UNITS

A.          The Committee may from time to time grant an Award in Shares of Common Stock or grant an Award denominated in units of Common Stock, for such consideration as the Committee deems appropriate (which amount may be less than the Fair Market Value of the Common Stock on the date of the Award), and subject to such restrictions and conditions and other terms as the Committee may determine at the time of the Award (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates and/or other measurements of Company or Affiliate performance), and subject further to the general provisions of the Plan, the applicable Award Agreement, and the following specific rules.

B.           If Shares of Restricted Stock are awarded, such Shares cannot be assigned, sold, transferred, pledged or hypothecated prior to the lapse of the restrictions applicable thereto, and, in no event, absent Committee approval, prior to six (6) months from the date of the Award.

C.           Restricted Stock or Restricted Stock Units issued to a Participant under the Plan shall be governed by an Award Agreement that shall specify whether Shares of Common Stock are awarded to the Participant, or whether the Award shall be one not of Shares of Common Stock but one denominated in units of Common Stock, any consideration required thereto, and such other provisions as the Committee shall determine.

D.           Subject to the provisions of Paragraphs B and E hereof and the restrictions set forth in the related Award Agreement, the Participant receiving an Award of Shares of Restricted Stock shall thereupon be a stockholder with respect to all of such Shares and shall have the rights of a stockholder with respect to such Shares, including the right to vote such Shares and to receive dividends and other distributions made with respect to such Shares. All Common Stock received by a Participant as the result of any dividend on the Shares of Restricted Stock, or as the result of any stock split, stock distribution or combination of the Shares affecting Restricted Stock, shall be subject to the restrictions set forth in the related Award Agreement.

E.            Restricted Stock or Restricted Stock Units awarded to a Participant pursuant to the Plan will be forfeited, and any Shares of Restricted Stock or Restricted Stock Units sold to a Participant pursuant to the Plan may, at the Company’s option, be resold to the Company for an amount equal to the price paid therefor, and, in either case, such Restricted Stock or Restricted Stock Units shall revert to the Company, if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant’s employment with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the expiration of the forfeiture or restriction provisions set forth in the Award Agreement.

F.           The Committee, in its discretion, shall have the power to accelerate the date on which the restrictions contained in the Award Agreement shall lapse with respect to any or all Restricted Stock or Restricted Stock Units awarded under the Plan.

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G.            Any Restricted Stock Units, if not previously forfeited, shall be payable in accordance with Article XVI at the time set forth in the Award Agreement.

H.            The Committee may prescribe such other restrictions, conditions and terms applicable to Restricted Stock issued or Restricted Stock Units granted to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or the Award Agreement, including, without limitation, terms providing for a lapse of the restrictions of this Article or any Award Agreement in installments.

IX.	TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

If deemed by the Committee to be in the best interests of the Company, a Participant may be granted a Right. Each Right shall be granted subject to such restrictions and conditions and other terms as the Committee may specify in the Award Agreement at the time the Right is granted, subject to the general provisions of the Plan, and the following specific rules.

A.            Rights may be granted, if at all, either singly, in combination with another Award, or in tandem with another Award. At the time of grant of a Right, the Committee shall specify the base price of Common Stock to be used in connection with the calculation described in Paragraph B below, provided that the base price shall not be less than one hundred percent (100%) of the Fair Market Value of a Share of Common Stock on the date of grant, unless approved by the Board.

B.            Upon exercise of a Right, which shall, absent Committee approval, be not less than six (6) months from the date of the grant, the Participant shall be entitled to receive in accordance with Article XVI, and as soon as practicable after exercise, the excess of the Fair Market Value of one Share of Common Stock on the date of exercise over the base price specified in such Right, multiplied by the number of Shares of Common Stock then subject to the Right, or the portion thereof being exercised.

C.           Notwithstanding anything herein to the contrary, if the Award granted to a Participant allows him or her to elect to cancel all or any portion of an unexercised Option by exercising an additional or tandem Right, then the Option price per Share of Common Stock shall be used as the base price specified in Paragraph A to determine the value of the Right upon such exercise and, in the event of the exercise of such Right, the Company’s obligation with respect to such Option or portion thereof shall be discharged by payment of the Right so exercised. In the event of such a cancellation, the number of Shares as to which such Option was canceled shall become available for use under the Plan, less the number of Shares, if any, received by the Participant upon such cancellation in accordance with Article XVI.

D.          A Right may be exercised only by the Participant (or, if applicable under Article XIV, by a legatee or legatees of such Right, or by the Participant’s executors, personal representatives or distributees).

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X.	TERMS AND CONDITIONS OF DIVIDEND EQUIVALENTS

A Participant may be granted an Award in the form of Dividend Equivalents. Such an Award shall entitle the Participant to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

XI.	TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS

The Committee, in its sole discretion, may grant Awards of Shares and/or Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or on the Fair Market Value thereof (“Other Stock-Based Awards”). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine the number of Shares to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

XII.	TERMS AND CONDITIONS OF PERFORMANCE AWARDS

A.            A Participant may be granted an Award that is subject to performance conditions specified by the Committee. The Committee may use business criteria and/or other measures of performance as it deems appropriate in establishing any performance conditions (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates and/or other measurements of Company or Affiliate performance), and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions.

B.            Any Performance Award will be forfeited if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant’s employment with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the expiration of the time period over which the performance conditions are to be measured.

C.            Achievement of performance goals in respect of such Performance Awards shall be measured over such periods as may be specified by the Committee.

D.             Settlement of Performance Awards may be in cash or Shares or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce or increase the amount of a settlement otherwise to be made in connection with such Performance Award.

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XIII.	TERMS AND CONDITIONS OF CASH AWARDS

A.            The Committee may from time to time authorize the award of cash payments under the Plan to Participants, subject to such restrictions and conditions and other terms as the Committee may determine at the time of authorization (including, but not limited to, continuous service with the Company or its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of growth rates and/or other measurements of Company or Affiliate performance), and subject to the general provisions of the Plan, the applicable Award Agreement, and the following specific rules.

B.            Any Cash Award will be forfeited if the Company so determines in accordance with Article XV or any other condition set forth in the Award Agreement, or, alternatively, if the Participant’s employment or engagement with the Company or its Affiliates terminates, other than for reasons set forth in Article XIV, prior to the attainment of any goals set forth in the Award Agreement or prior to the expiration of the forfeiture or restriction provisions set forth in the Award Agreement, whichever is applicable.

C.           The Committee, in its discretion, shall have the power to change the date on which the restrictions contained in the Award Agreement shall lapse, or the date on which goals are to be measured, with respect to any Cash Award.

D.          Any Cash Award, if not previously forfeited, shall be payable in accordance with Article XVI on or about March 15 of the fiscal year immediately following the fiscal year during which the goals are attained, and in no event later than December 31 of such year.

E.            The Committee may prescribe such other restrictions, conditions and terms applicable to the Cash Awards issued to a Participant under the Plan that are neither inconsistent with nor prohibited by the Plan or the Award Agreement, including, without limitation, terms providing for a lapse of the restrictions, or a measurement of the goals, in installments.

XIV.	TERMINATION OF EMPLOYMENT OR SERVICE

Except as may otherwise be (i) provided in Article VII for Options, (ii) provided for under the Award Agreement or (iii) permitted pursuant to Paragraphs A through C of this Article XIV (subject to the limitations under the Code for Incentive Options), if the employment or service of a Participant terminates, all unexpired, unpaid, unexercised or deferred Awards shall be canceled immediately.

A.            Retirement under a Company or Affiliate Retirement Plan

When a Participant’s employment or service terminates as a result of retirement as defined under a Company or Affiliate tax-qualified retirement plan, the Committee may permit Awards to continue in effect beyond the date of retirement in accordance with the applicable Award Agreement, and/or the exercisability and vesting of any Award may be accelerated.

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B.            Termination in the Best Interests of the Company or an Affiliate

When a Participant’s employment or service with the Company or an Affiliate terminates and, in the judgment of the chief executive officer or other senior officer designated by the Committee, the acceleration and/or continuation of outstanding Awards would be in the best interests of the Company, the Committee may (i) authorize, where appropriate, the acceleration and/or continuation of all or any part of Awards granted prior to such termination and/or (ii) permit the exercise, vesting and payment of such Awards for such period as may be set forth in the applicable Award Agreement, subject to earlier cancellation pursuant to Article XV or at such time as the Committee shall deem the continuation of all or any part of the Participant’s Awards are not in the Company’s or its Affiliate’s best interests.

C.            Death or Disability of a Participant

In the event of a Participant’s death, the Participant’s estate or beneficiaries shall have a period up to the earlier of (i) the expiration date specified in the Award Agreement, or (ii) the expiration date specified in Paragraph H of Article VII, within which to receive or exercise any outstanding Awards held by the Participant under such terms as may be specified in the applicable Award Agreement. Rights to any such outstanding Awards shall pass by will or the laws of descent and distribution in the following order: (a) to beneficiaries so designated by the Participant; (b) to a legal representative of the Participant; or (c) to the persons entitled thereto as determined by a court of competent jurisdiction. Awards so passing shall be paid and/or may be exercised at such times and in such manner as if the Participant were living.

1.            In the event a Participant is determined by the Company to be Disabled, and subject to the limitations of Paragraph G of Article VII, Awards may be paid to, or exercised by, the Participant, if legally competent, or by a legally designated guardian or other representative if the Participant is legally incompetent by virtue of such Disability.

2.            After the death or Disability of a Participant, the Committee may in its sole discretion at any time (i) terminate restrictions in Award Agreements, (ii) accelerate any or all installments and rights and/or (iii) instruct the Company to pay the total of any accelerated payments in a lump sum to the Participant, the Participant’s estate, beneficiaries or representative, notwithstanding that, in the absence of such termination of restrictions or acceleration of payments, any or all of the payments due under the Awards ultimately might have become payable to other beneficiaries.

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XV.	CANCELLATION AND RESCISSION OF AWARDS

Unless the Award Agreement specifies otherwise, the Committee may cancel any unexpired, unpaid, unexercised or deferred Awards at any time if the Participant is not in compliance with the applicable provisions of the Award Agreement, the Plan, or with the following conditions:

A.            A Participant shall not breach any restrictive covenant, employment, consulting or other agreement entered into between him or her and the Company or any Affiliates, or render services for any organization or engage directly or indirectly in any business which, in the judgment of the Committee or a senior officer designated by the Committee, is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company. For a Participant whose employment or engagement has terminated, the judgment of the Committee shall be based on the terms of the restrictive covenant agreement, if applicable, or on the Participant’s position and responsibilities while employed or engaged by the Company or its Affiliates, the Participant’s post-employment/engagement responsibilities and position with the other organization or business, the extent of past, current and potential competition or conflict between the Company and the other organization or business, the effect of the Participant’s assuming the post-employment/engagement position on the Company’s or its Affiliate’s customers, suppliers, investors and competitors, and such other considerations as are deemed relevant given the applicable facts and circumstances. A Participant may, however, purchase as an investment or otherwise, stock or other securities of any organization or business so long as they are listed upon a recognized securities exchange or traded over-the-counter, and such investment does not represent a substantial investment to the Participant or a greater than one percent (1%) equity interest in the organization or business.

B.            A Participant shall not, without prior written authorization from the Company, disclose to anyone outside the Company or its Affiliates, or use in other than the Company’s or Affiliate’s business, any confidential information or materials relating to the business of the Company or its Affiliates, acquired by the Participant either during or after his or her employment or engagement with the Company or its Affiliates. Notwithstanding anything herein to the contrary, each Participant is hereby notified, in accordance with the Defend Trade Secrets Act of 2016, that the Participant will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. The Participants are further notified that if they file a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Participant may disclose the Company’s trade secrets to his or her attorney and use the trade secret information in the court proceeding if the Participant (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

C.            A Participant shall disclose promptly and assign to the Company all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment or engagement with the Company or an Affiliate, relating in any manner to the actual or anticipated business, research or development work of the Company or its Affiliates, and shall do anything reasonably necessary to enable the Company or its Affiliates to secure a patent, trademark, copyright or other protectable interest where appropriate in the United States and in foreign countries.

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Upon exercise, payment or delivery pursuant to an Award, the Participant shall certify on a form acceptable to the Committee that he or she is in compliance with the terms and conditions of the Plan, including the provisions of Paragraphs A, B and C of this Article XV. Failure to comply with the provisions of Paragraphs A, B and C of this Article XV at any time prior to, or during the one (1) year period after, the date Participant’s employment or engagement with the Company or any Affiliate terminates shall cause any exercise, payment or delivery which occurred during the two (2) year period prior to the breach of Paragraph A, B or C of this Article XV to be rescinded. The Company shall notify the Participant in writing of any such rescission within one (1) year of the date it acquires actual knowledge of such breach. Within ten (10) days after receiving such a notice from the Company, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the exercise, payment or delivery pursuant to the Award. Such payment shall be made either in cash or by returning to the Company the number of Shares of Common Stock that the Participant received in connection with the rescinded exercise, payment or delivery. The Company’s rights of rescission hereunder shall be in addition to any and all other remedies that may be available to the Company at law or in equity in such event, including, without limitation, the right to request any court of competent jurisdiction to issue a decree of specific performance or issue a temporary and permanent injunction, without the necessity of the Company posting bond or furnishing other security and without proving special damages or irreparable injury, enjoining and restricting the breach, or threatened breach, of any such covenant.

XVI.	PAYMENT OF RESTRICTED STOCK, RESTRICTED STOCK UNITS, RIGHTS, OTHER STOCK-BASED AWARDS, PERFORMANCE AWARDS AND CASH AWARDS

Payment of Restricted Stock, Restricted Stock Units, Rights, Other Stock-Based Awards, Performance Awards and Cash Awards may be made, as the Committee shall specify, in the form of cash, Shares of Common Stock, or combinations thereof; provided, however, that a fractional Share of Common Stock shall be paid in cash equal to the Fair Market Value of the fractional Share of Common Stock at the time of payment.

XVII.	WITHHOLDING

Except as otherwise provided by the Committee,

A.            the Company shall have the power and right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy the minimum federal, state and local taxes required by law to be withheld with respect to any grant, exercise or payment made under or as a result of this Plan; and

B.            in the case of payments of Awards, or upon any other taxable event hereunder, a Participant may elect, subject to the approval in advance by the Committee, to satisfy the withholding requirement, if any, in whole or in part, by having the Company withhold Shares of Common Stock that would otherwise be transferred to the Participant having a Fair Market Value, on the date the tax is to be determined, equal to the marginal tax that could be imposed on the transaction (up to the Participant’s maximum required tax withholding rate or such other lesser rate that will not cause an adverse accounting consequence or cost). All elections shall be made in writing and signed by the Participant.

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XVIII.	SAVINGS CLAUSE; CODE SECTION 409A

This Plan is intended to comply in all respects with applicable law and regulations, including, (i) with respect to those Participants who are officers or directors for purposes of Section 16 of the Exchange Act, Rule 16b-3 of the Securities and Exchange Commission, if applicable, (ii) Section 402 of the Sarbanes-Oxley Act and (iii) Section 409A of the Code (or be exempt therefrom). The Participant shall be solely responsible for the payment of any taxes, interest or penalties incurred under Section 409A and in no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on a Participant by Section 409A of the Code or damages for failing to comply with Section 409A of the Code. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. In case any one or more provisions of this Plan shall be held invalid, illegal or unenforceable in any respect under applicable law and regulation (including Rule 16b-3 and Section 409A of the Code), the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision shall be deemed null and void; provided, however, to the extent permitted by law, any provision that could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Plan to be construed in compliance with all applicable law (including Rule 16b-3 and Section 409A of the Code) so as to foster the intent of this Plan. Notwithstanding anything herein to the contrary, with respect to Participants who are officers and directors for purposes of Section 16 of the Exchange Act, if applicable, and if required to comply with rules promulgated thereunder, no grant of, or Option to purchase, Shares shall permit unrestricted ownership of Shares by the Participant for at least six (6) months from the date of grant or Option, unless the Board determines that the grant of, or Option to purchase, Shares otherwise satisfies the then current Rule 16b-3 requirements.

Notwithstanding anything else contained in this Plan or any Award Agreement to the contrary, if a Participant is a “specified employee” at the time of the Participant’s “separation from service” (as determined under Section 409A of the Code) then, to the extent necessary to comply with, and avoid imposition on such Participant of any tax penalty imposed under, Section 409A of the Code, any payment required to be made to a Participant hereunder upon or following his or her separation from service that would result in such a tax penalty shall be delayed until the first to occur of (i) the six (6)-month anniversary of the Participant’s separation from service and (ii) the Participant’s death. Should payments be delayed in accordance with the preceding sentence, the accumulated payment that would have been made but for the period of the delay shall be paid in a single lump sum during the ten (10) day period following the lapsing of the delay period. No provision of this Plan or an Award Agreement shall be construed to indemnify any Participant for any taxes incurred by reason of Section 409A (or timing of incurrence thereof), other than an express indemnification provision therefor.

XIX.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION; CORPORATE TRANSACTIONS

If the outstanding Shares of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another entity by reason of any reorganization, merger or consolidation, or if a change is made to the Common Stock of the Company by reason of any recapitalization, reclassification, change in par value, stock split, reverse stock split, combination of shares or dividends payable in capital stock, or the like, the Company shall make adjustments to such Awards (including, by way of example and not by way of limitation, the grant of substitute Awards under the Plan or under the plan of such other entity or the suspension of the right to exercise an Award for a specified period of time in connection with a corporate transaction) as it may determine to be appropriate under the circumstances, and, in addition, appropriate adjustments shall be made in the number and kind of shares or securities and in the option price per share or security subject to outstanding Awards under the Plan or under the plan of such successor entity. The foregoing notwithstanding, unless the Committee otherwise determines, no such adjustment shall be made to an Option which shall, within the meaning of Sections 424 and 409A of the Code, as applicable, constitute such a modification, extension or renewal of an option as to cause it to be considered as the grant of a new option.

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Notwithstanding anything herein to the contrary, the Company may, in its sole discretion, accelerate the timing of the exercise provisions of any Award in the event of (i) the adoption of a plan of merger or consolidation under which a majority of the Shares of the Company would be converted into or exercised for cash or securities of any other corporation or entity or (ii) a sale or exchange of all or any portion of the Company’s assets or equity securities. Alternatively, the Company may, in its sole discretion and without the consent of the Participants, provide for one or more of the following in the event of any merger, consolidation, recapitalization, sale of all or any portion of the Company’s assets or capital stock, including but not limited to a “going-private” transaction: (i) the assumption of the Plan and outstanding Awards by the surviving entity or its parent; (ii) the substitution by the surviving entity or its parent of awards with substantially the same terms for such outstanding Awards; (iii) notice to the holders of vested and exercisable Options and Rights of their ability to exercise vested and exercisable Options and Rights effective contingent upon and immediately prior to such transaction followed by the cancellation of all unexercised Options and Rights (whether or not then vested and exercisable); (iv) settlement of the intrinsic value of the outstanding vested Options and Rights in cash or cash equivalents or equity followed by the cancellation of all Options and Rights (whether or not then vested or exercisable); and (v) cancellation of all unvested or unexercisable Awards; provided, however, that in connection with an assumption or substitution of Awards under subsections (i) or (ii) above, the Awards so assumed or substituted shall continue to vest or become exercisable pursuant to the terms of the original Award, except to the extent such terms are otherwise rendered inoperative. In connection with any such transaction, each Participant shall, to the extent so provided under the definitive transaction agreement, (i) be subject to any earn-outs, purchase price adjustments, holdbacks, escrows and other contingent payments on the terms set forth in the definitive transaction agreement, (ii) be subject to all indemnification and other obligations of the Company’s equityholders in connection with such transaction, (iii) be bound by the appointment of any equityholder representative who shall represent the Company’s equityholders under the definitive transaction agreement as the representative, agent, proxy and attorney-in-fact for the Participant, with the power and authority to act on the Participant’s behalf with respect to the definitive transaction agreement, and (iv) execute such additional agreements or documentation, if any, as may be required under the definitive transaction agreement to reflect the foregoing or the treatment of the Participant’s Awards, including without limitation, letters of transmittal or cash-out agreements.

Upon a business combination by the Company or any of its Affiliates with any corporation or other entity through the adoption of a plan of merger or consolidation or a share exchange or through the purchase of all or substantially all of the capital stock or assets of such other corporation or entity, the Board or the Committee may, in its sole discretion, grant Options pursuant hereto to all or any persons who, on the effective date of such transaction, hold outstanding options to purchase securities of such other corporation or entity and who, on and after the effective date of such transaction, will become employees or directors of, or consultants or advisors to, the Company or its Affiliates. The number of Shares subject to such substitute Options shall be determined in accordance with the terms of the transaction by which the business combination is effectuated. Notwithstanding the other provisions of this Plan, the other terms of such substitute Options shall be substantially the same as or economically equivalent to the terms of the options for which such Options are substituted, all as determined by the Board or by the Committee, as the case may be. Upon the grant of substitute Options pursuant hereto, the options to purchase securities of such other corporation or entity for which such Options are substituted shall be canceled immediately.

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XX.	DISSOLUTION OR LIQUIDATION OF THE COMPANY

Upon the dissolution or liquidation of the Company other than in connection with a transaction to which Article XIX is applicable, all Awards granted hereunder shall terminate and become null and void; provided, however, that if the rights of a Participant under the applicable Award have not otherwise terminated and expired, the Participant may, if the Committee, in its sole discretion, so permits, have the right immediately prior to such dissolution or liquidation to exercise any Award granted hereunder to the extent that the right thereunder has become exercisable as of the date immediately prior to such dissolution or liquidation.

XXI.	TERMINATION OF THE PLAN

The Plan shall terminate ten (10) years from the earlier of the date of its adoption by the Board or the date of its approval by the stockholders. The Plan may be terminated at an earlier date by vote of the stockholders or the Board; provided, however, that any such earlier termination shall not affect any Award Agreements executed prior to the effective date of such termination. Notwithstanding anything in this Plan to the contrary, any Options granted prior to the effective date of the Plan’s termination may be exercised until the earlier of (i) the date set forth in the Award Agreement, or (ii) in the case of an Incentive Option, ten (10) years from the date the Option is granted; and the provisions of the Plan with respect to the full and final authority of the Committee under the Plan shall continue to control.

XXII.	AMENDMENT OF THE PLAN AND AWARDS

The Plan may be amended by the Board and such amendment shall become effective upon adoption by the Board; provided, however, that any amendment shall be subject to the approval of the stockholders of the Company at or before the next annual meeting of the stockholders of the Company if such stockholder approval is required by the Code, any federal or state law or regulation, the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, or if the Board, in its discretion, determines to submit such changes to the Plan to its stockholders for approval.

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The Board may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall (a) materially impair the rights of any Participant without his or her consent or (b) except for adjustments made pursuant to Article XIX, reduce the exercise price of outstanding Options or Rights or cancel or amend outstanding Options or Rights for the purpose of repricing, replacing or regranting such Options or Rights with an exercise price that is less than the exercise price of the original Options or Rights or cancel or amend outstanding Options or Rights with an exercise price that is greater than the Fair Market Value of a Share for the purpose of exchanging such Options or Rights for cash or any other Awards without stockholder approval. Notwithstanding anything herein to the contrary, the Board may amend the terms of any Award theretofore granted if the Board, in its discretion, determines that such amendment is necessary to comply with the requirements of Section 409A of the Code, the rules of any stock exchange or automated quotation systems on which the Shares may be listed or traded or changes in tax or other applicable laws or regulatory requirements.

XXIII.	EMPLOYMENT RELATIONSHIP

Nothing herein contained shall be deemed to prevent the Company or an Affiliate from terminating the employment of a Participant, nor to prevent a Participant from terminating the Participant’s employment with the Company or an Affiliate, unless otherwise limited by an agreement between the Company (or an Affiliate) and the Participant.

XXIV.	INDEMNIFICATION OF COMMITTEE

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall, to the extent permitted by the laws of the State of Delaware, be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken by them as directors or members of the Committee and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Board) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that the director or Committee member is liable for gross negligence or willful misconduct in the performance of his or her duties. To receive such indemnification, a director or Committee member must first offer in writing to the Company the opportunity, at its own expense, to defend any such action, suit or proceeding.

XXV.	UNFUNDED PLAN

Insofar as it provides for payments in cash in accordance with Article XVI, or otherwise, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall the Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under the Plan. Any liability of the Company to any Participant with respect to a grant of cash, Common Stock or rights thereto under the Plan shall be based solely upon any contractual obligations that may be created by the Plan and any Award Agreement; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan.

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XXVI.	MITIGATION OF EXCISE TAX

Unless otherwise provided for in the Award Agreement or in any other agreement between the Company (or an Affiliate) and the Participant, if any payment or right accruing to a Participant under this Plan (without the application of this Article XXVI), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate, would constitute a “parachute payment” (as defined in Section 280G of the Code and regulations thereunder), such payment or right shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under the Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code. The determination of whether any reduction in the rights or payments under this Plan is necessary shall be made by the Company. The Participant shall cooperate in good faith with the Company in making such determination and providing any necessary information for this purpose.

XXVII.	EFFECTIVE DATE

This Plan shall become effective upon adoption by the Board, provided that the adoption of the Plan shall be subject to the approval of the stockholders of the Company if such stockholder approval is required by the Code, any federal or state law or regulations, the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, or if the Board, in its discretion, desires to submit the Plan to its stockholders for approval.

XXVIII.	RECOVERY

If the Company is or becomes subject to regulations or listing standards adopted pursuant to Section 10D of the Exchange Act, then each Award granted pursuant to the Plan, each Share acquired pursuant to the Plan, and all proceeds in respect of any such Awards or Shares shall be subject to any “clawback” or similar policy of the Company adopted pursuant to such regulations or listing standards that may be in effect from time to time, whether before or after the grant, exercise or settlement of such Awards or Shares.

XXIX.	FOREIGN JURISDICTIONS

To the extent the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Plan in jurisdictions outside the United States of America, the Committee in its discretion may modify those restrictions as it determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States of America.

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XXX.	DEFERRAL OF AWARDS

At the time of the grant of an Award, the Company may permit a Participant to elect to:

(a)	have cash that otherwise would be paid to such Participant as a result of the exercise of an Award credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company’s books;

(b)	have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Award converted into an equal number of Rights; or

(c)	have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Award converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company’s books. Such amounts shall be determined by reference to the Fair Market Value of the Shares as of the date on which they otherwise would have been delivered to such Participant.

A deferred compensation account established under this Article XXX may be credited with interest or other forms of investment return, as determined by the Committee and shall be subject to compliance with Section 409A of the Code. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Company. If the deferral or conversion of Awards is permitted or required, the Committee may establish rules, procedures and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Article XXX.

XXXI.	GOVERNING LAW

This Plan shall be governed by the laws of the State of Delaware and construed in accordance therewith.

XXXII.	STATUTE OF LIMITATIONS

If a Participant believes that the Committee has not followed his or her directions, or the Participant believes that he or she has a claim against the Plan, the Company or the Committee under the terms of the Plan and/or any applicable Award Agreement, the Participant must file a written claim with the Committee within one (1) year after the direction was allegedly made. The Committee will furnish each Participant with a statement of his or her vested Options/shares of Stock at least annually. The Participant should review this statement for accuracy.

Adopted this 31st day of January, 2021.

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